

2018 *First Quarter Interim Report*

Nutrien™
Feeding the Future™

www.nutrien.com

Management's Discussion and Analysis of Financial Conditions and Results of Operations (In US Dollars)

The following management's discussion and analysis (MD&A) is the responsibility of management and is as at May 7, 2018. The Board of Directors (Board) carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this disclosure, pursuant to the authority delegated to it by the Board. The term "Nutrien" refers to Nutrien Ltd. and the terms "we," "us," "our," "Nutrien" and "the company" refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group, including, for greater clarity, Potash Corporation of Saskatchewan Inc. (PotashCorp) and Agrium Inc. (Agrium). This MD&A is based on the company's unaudited interim condensed consolidated financial statements (financial statements) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), unless otherwise stated. This MD&A contains certain financial measures that do not have a standard meaning under IFRS. See "Non-IFRS Financial Measures" on page 33. All references to per share amounts pertain to diluted net earnings per share. Financial data in this report are stated in US dollars unless otherwise noted.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Business Acquisition Report dated February 20, 2018 (BAR) and Annual Information Forms, consolidated financial statements and management's discussion and analysis for each of PotashCorp and Agrium for the year ended December 31, 2017, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the SEC).

Nutrien and Our Operating Environment

On January 1, 2018, after receiving all required regulatory approvals, PotashCorp and Agrium combined their businesses in a merger of equals (Merger) by way of a plan of arrangement by becoming wholly owned subsidiaries of Nutrien through a share exchange. Shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held. The exchange ratios represent the respective closing share prices of each company's common shares at market close on the NYSE on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding the Merger, which is consistent with the approximate 10-day and 60-day volume weighted average prices through that date.

Expected benefits of the Merger include creation of a world-class integrated global supplier of crop inputs and a producer of low-cost potash and high-quality nitrogen and phosphate, integrated with a leading global distribution platform. The creation of Nutrien is designed to: 1) bring together world-class nutrient production assets and retail distribution, providing an integrated platform with multiple paths for growth; 2) create up to $500 million of annual run-rate operating synergies within 24 months of closing; 3) enhance financial flexibility through the use of a strong balance sheet and improved cash flows, enabling the support of growth initiatives and shareholder returns; and 4) leverage best-in-class leadership and governance through the combination of two experienced teams that are focused on creating long-term value. For further discussion, refer to Note 3 to the financial statements for the three months ended March 31, 2018 and the BAR.

We directly supply growers through our integrated retail (R) operations – including crop nutrients, crop protection products, seed, as well as agronomic and application services. Nutrien is the world's largest crop nutrient company by capacity, producing the crop nutrients: potash (K), nitrogen (N) and phosphate (P) for use in the production of fertilizer, industrial applications and animal feed products.

Retail

We operate approximately 1,600 retail facilities across the US, Canada, Australia and key areas of South America, providing custom-built portfolios of products, services and solutions to growers. This combination of products and services helps our grower-customers achieve their yield goals and maximize their return on investments in an environmentally sustainable manner. Instrumental to our mutual success is the strong partnership and trust that we have built with customers by delivering value to them year after year.

Our more than 3,300 agronomists and field experts work directly with growers, helping them maximize the productivity of their farms by implementing the best management practices based on a thorough understanding of soils, climate conditions, crop requirements and our portfolio of products. Our retail distribution and services business provides growers with leading crop input products, such as the newest seed, crop protection products, technologies and extensive agronomic experience, all backed by a commitment to sound environmental practices. Supporting this expertise is our own ECHELON® precision agriculture platform, which provides diagnostic analysis and recommendations to further enhance crop yields, optimize use of crop inputs and create additional value for the grower.

We also manufacture and sell innovative proprietary crop protection products and nutritionals under the Loveland Products® brand, seed products under the brand names Dyna-Gro® and Proven®, and animal health products under the Dalgety® brand. These leading crop input and animal health products provide farmers and ranchers with several competitive options to profitably produce and protect their investments, while providing higher margins for retail.

Our products and services vary somewhat depending on the region or country. For example, in Australia, we provide livestock marketing and auction services, and we facilitate an extensive offering of insurance products and financial services. In Western Canada, we market crop storage bins, provide fuel sales and services, and offer financial services to our customers.

In the US, we compete in retail markets with Helena Chemical, GROWMARK, Wilbur-Ellis, CHS, Pinnacle Agriculture Holdings and Simplot Grower Solutions. We also compete with smaller independent retailers and cooperatives.

Potash

Our Canadian potash operations represent nearly one-quarter of global capacity. As part of regulatory conditions required in connection with the Merger, the company is in the process of selling potash-related businesses in Latin America and the Middle East by the end of 2018.

As a fertilizer, potash improves root and stem strength, water utilization and disease resistance, and enhances taste, color and texture of food. In feed, potash aids in animal growth and milk production. Potash is used by industry in production of soaps, water softeners, de-icers, drilling muds and food products.

Economically mineable deposits are geographically concentrated. Regions that have historically under-applied potash are expected to drive growth in demand. New capacity requires significant investment of time and resources.

Our competitive advantages include: access to decades of high-quality, permitted potash reserves in a politically stable region with well-established infrastructure; our investment in Canpotex to efficiently supply customers in approximately 40 countries around the world; a lower fixed-cost profile to effectively reduce production to respond to variability in demand; and completed expansions at a cost well below that of greenfield.

Asia and Latin America are the largest consuming markets, accounting for 48 percent and 20 percent, respectively, of world consumption. Asia is the largest consumer of standard product, using it as a direct application fertilizer and in compound fertilizers. Granular product is used in more advanced agricultural markets where it is typically blended with other crop nutrients. Most product is sold on a spot basis; customers in certain countries – like China and India – purchase under contracts. In offshore markets, Canpotex competes against producers such as APC, Belaruskali, ICL, K+S, SQM and Uralkali. In North America, our key competitors are Belaruskali, ICL, Intrepid, K+S, Mosaic, SQM and Uralkali.

Nitrogen

As a fertilizer, nitrogen is essential for protein synthesis and speeds plant growth. In feed, nitrogen plays a key role in animal growth and development. Industrially, nitrogen is used in plastics, resins, adhesives and emission controls.

Lower-cost energy is essential to success while proximity to end markets provides advantages, though pricing can be volatile.

Our competitive advantages include: significant supply of lower-priced shale gas for our US nitrogen production; a further Western Canadian AECO gas advantage relative to NYMEX; gas costs indexed, in part, to Tampa ammonia prices in Trinidad, sheltering margins; production facilities in the US, Canada and Trinidad are well-positioned to serve the key consuming regions of North America and Latin America; a retail distribution network in Western Canada and Northern Plains allowing product to be placed in higher netback markets; and a relatively stable industrial customer base.

China and India are the largest-consuming countries, accounting for almost half of world consumption. Capacity has recently expanded significantly in the US, reducing the need for offshore imports. Volume of Chinese exports is an important factor for global urea pricing. We compete in the US market with CF Industries, CVR, Koch, LSB and OCI, along with offshore suppliers. We compete in offshore markets with a wide range of offshore and domestic producers.

Phosphate and Sulfate

In fertilizer, phosphate is required for energy storage and transfer, and speeds crop maturity. For feed, phosphate assists in muscle repair and skeletal development of animals. Industrially, phosphate is used in soft drinks, food additives and metal treatments.

High-quality, lower-cost rock is critical to long-term success in phosphate. Raw material cost changes affect profitability and changes in global trade impact market fundamentals.

Our competitive advantages include: being an integrated producer with access to many years of high-quality, permitted phosphate reserves; the sale of feed and industrial phosphate products require minimal ammonia as a raw material input; and having the most diversified product offering in the industry and more than 80 percent of our sales in North America.

China and India account for more than 40 percent of global consumption. With large deposits in Africa and the Middle East, geopolitical instability can affect investment and operating decisions. Volume of Chinese exports is an important factor in global phosphate pricing. We compete in fertilizer markets with Mosaic and Simplot, and imports primarily from China, Morocco and Russia. For feed and industrial sales, our major competitors are ICL, Innophos, Mosaic, Simplot, and producers from China and Russia.

Ammonium sulfate fertilizer contains both nitrogen and sulfur, resulting in one of the most effective methods of supplying sulfur to soils in an immediately available form. We produce ammonium sulfate at our Redwater facility, where we have competitive advantages from in-market selling price premiums and logistical advantages as well as lower-priced sulfur on a delivered basis, which is a byproduct from the oil and gas industry.

Strategy

Nutrien has significant competitive advantages across our global footprint of operations. We are focused on supplying the important crop inputs, services and solutions farmers require to meet the ever-growing global demand for crops and food, and we are committed to doing so safely and sustainably.

We have the largest portfolio of high-quality potash, nitrogen and phosphate assets and a complimentary global ag retail platform that uniquely positions us to deliver superior value for shareholders.

Our strategic pillars guide our value creation efforts:

• **Integration & Execution:** Integrate our people, processes and operations and deliver on our targeted synergies.

• **Disciplined Capital Allocation:** Utilize a 'compete-for-cash' philosophy with a focus on maximizing long-term shareholder value.

• **Focused Growth & Innovation:** Continue to expand our footprint and invest in growth, with a focus on expanding our Retail business.

• **Operational Excellence Focus:** Optimize our asset base and continue to enhance safety, reliability and margin expansion across our portfolio.

• **Engaged Employees & Stakeholders:** Invest in our people and processes to maintain our social license to operate.

Risk Management

In the normal course of operations, our business activities expose us to risk. We believe the identification and management of risk and uncertainties is crucial to protecting, optimizing and creating long-term shareholder value.

Certain risks and uncertainties that could affect our business and financial results are set out in Schedule B of our BAR.

The company is not aware of any significant changes to its risk factors from those disclosed at that time.

Key Performance Drivers

Through our integrated value model, we set, evaluate and refine our targets to drive improvements that benefit all those impacted by our business. We demonstrate our accountability by tracking and reporting our performance against targets related to each strategic priority. A summary of our progress against the annual targets set at the date of this report are as follows:

Synergy Program Commitments

Category	December 31, 2019 Synergy Run Rate – Initial Target		Synergy Run Rate Achieved to March 31, 2018	
Distribution and Retail Integration/Optimization	~$	150 million	$	52 million
Production Optimization	~$	125 million	$	42 million
SG&A Optimization	~$	125 million	$	32 million
Procurement	~$	100 million	$	24 million
Total	$	500 million	$	150 million

Nutrien remains on target to achieve its commitment of delivering a run rate of $500 million in annual synergies by December 31, 2019. As at March 31, 2018, a run rate of $150 million reflecting prospective annual synergies has been achieved. These prospective synergies will be reflected in the Income Statement of $112 million and through the reduction of capital spending of $38 million. Cumulative synergies realized to date of $23 million have been reflected in the March 31, 2018 financial statements. To date in 2018, including severance accruals, Nutrien has recorded expenses of $66 million for synergy and integration related initiatives. Capital spending on synergy initiatives has totaled $5 million in 2018 to date.

We are in the process of finalizing other key performance indicators (KPIs) and their methods of calculation.

Performance Overview

For an understanding of trends, events, uncertainties and the effect of critical accounting estimates on our results and financial condition, the following discussion and analysis should be read carefully, together with our financial statements for the three months ended March 31, 2018.

First Three Months 2018 Results

	First Quarter Actual
Earnings per share (EPS)	$ –
EBITDA [1]	$ 487

[1] In millions of US dollars. Refer to "non-IFRS Measures" section on page 33 for details.

Sensitivities

Key factors affecting estimated earnings of Nutrien and the approximate anticipated effect on EPS, based on assumptions used in estimating 2018 EPS, are as follows:

Input Cost Sensitivities		Effect on EPS
NYMEX natural gas price increases by $1/MMBTu	Nitrogen	(0.19)
	Potash	(0.01)
Canadian to US dollar strengthens by $0.02	Canadian operating expenses net of provincial taxes and translation gain/loss	0.00

Price and Volume Sensitivities		Effect on EPS
Price	Potash changes by $20/tonne	±0.25
	Ammonia changes by $20/tonne	±0.06
	Urea changes by $20/tonne	±0.09
	DAP/MAP changes by $20/tonne	±0.05
Volume	Potash changes by 100,000 tonnes	±0.02
	Nitrogen changes by 50,000 N tonnes	±0.02
	Phosphate changes by 50,000 P_2O_5 tonnes	±0.03
Retail	Crop nutrients changes by 1% [1]	±0.07
	Crop protection changes by 1% [1]	±0.08
	Seed changes by 1% [1]	±0.03
	Merchandise changes by 1% [1]	±0.01

[1] Gross margin as a percentage of sales

Overview of Actual Results

As the continuing reporting entity for regulatory purposes, IFRS comparative figures are results previously reported by PotashCorp for the three months ended March 31, 2017, unless otherwise noted. The Nutrien comparative figures in this MD&A are the combined historical results of PotashCorp and Agrium for the three months ended March 31, 2017 (unless otherwise stated) and certain of these are considered to be non-IFRS measures. Refer to "Non-IFRS measures" section starting on page 33 for detailed information. The Nutrien comparative non-financial measures are the combined historical results of PotashCorp and Agrium adjusted (if required) to conform to Nutrien's method of measurement and presentation.

	Three Months Ended March 31						
	Nutrien	Nutrien [1]			PotashCorp [1]		
Dollars (millions), except per share amounts	**2018**	2017	Change	% Change	2017	Change	% Change
Sales	$ 3,695	$ 3,737	$ (42)	(1)	$ 1,112	$ 2,583	232
Gross margin	847	838	9	1	273	574	210
Earnings before finance costs and income taxes (EBIT)	76	222	(146)	(66)	175	(99)	(57)
(Loss) earnings before income taxes	(43)	104	(147)	n/m	116	(159)	n/m
Net (loss) earnings from continuing operations	(1)	97	(98)	n/m	106	(107)	n/m
Net earnings from discontinued operations	–		–	n/m	43	(43)	(100)
Net (loss) earnings	(1)		(1)	n/m	149	(150)	n/m
EBITDA [2]	487	521	(34)	(7)	347	140	40
Net (loss) earnings per share from continuing operations – diluted	–	n/m	n/m	n/m	0.13	(0.13)	(100)
Net earnings per share from discontinued operations – diluted	–	n/m	n/m	n/m	0.05	(0.05)	(100)
Net (loss) earnings per share – diluted	–	n/m	n/m	n/m	0.18	(0.18)	(100)
Other comprehensive (loss) income	(70)	68	(138)	n/m	39	(109)	n/m

[1] Nutrien 2017 combined historical figures are non-IFRS measures. Refer to "non-IFRS Measures" section on page 33 for details. PotashCorp 2017 figures are legacy PotashCorp IFRS comparative. Refer above for further discussion of comparative information.

[2] EBITDA is a non-IFRS measure. See description and reconciliation on page 33.

n/m = not meaningful

CHANGES IN NET EARNINGS FROM CONTINUING OPERATIONS
Three months ended March 31, 2018 vs PotashCorp March 31, 2017
($ millions)



Source: Nutrien

CHANGES IN NET EARNINGS FROM CONTINUING OPERATIONS
Three months ended March 31, 2018 vs Nutrien March 31, 2017
($ millions)



Source: Nutrien

There was a net loss from continuing operations in the first quarter of 2018 compared to net earnings from continuing operations for PotashCorp in the first quarter of 2017, due to higher EBITDA in potash, nitrogen and phosphate and sulfate and an income tax recovery in 2018 compared to income tax expense in 2017 being more than offset by lower EBITDA in retail, others and eliminations as well as higher finance costs and depreciation and amortization, including an $85 million net increase in depreciation and amortization related to the purchase price allocation (PPA) to the property, plant and equipment and intangibles acquired in the Merger.

There was a net loss from continuing operations in the first quarter of 2018 compared to net earnings from continuing operations for combined historical Nutrien in the first quarter of 2017 due to higher EBITDA from potash and nitrogen and an income tax recovery in 2018 compared to income tax expense in 2017 being more than offset by lower EBITDA in retail, phosphate and sulfate, others and eliminations as well as a net increase in depreciation and amortization, including $85 million net increase in depreciation and amortization related to the PPA to the property, plant and equipment and intangibles acquired in the Merger.

Results for the quarter were impacted by a late spring season in North America, shifting planting, applications and associated retail crop input purchases to the second quarter of

2018. Stronger global crop nutrient prices compared to last year and higher potash sales volumes partially offset the late start to the spring season and the PPA adjustment.

Other comprehensive loss for the first quarter of 2018 was primarily the result of a decrease in the fair value of our investment in Sinofert, the realized loss on disposal of our investment in ICL, and a loss on translation of our net foreign operations, partially offset by a net actuarial gain on our defined benefit plans.

PotashCorp other comprehensive income for the first quarter of 2017 was primarily the result of increases in the fair value of our investments in ICL and Sinofert.

Nutrien other comprehensive income for the first quarter of 2017 was primarily the result of increases in the fair value of our investments in ICL and Sinofert and a gain on translation of our net foreign operations, partially offset by our share of other comprehensive loss of associates and joint ventures and a loss on our cash flow hedges.

Operating Segment Review

We report our results in four business segments: retail, potash, nitrogen and phosphate and sulfate. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. As a result of the Merger, we revised the historical PotashCorp segments to include a new operating segment for retail and to expand the phosphate segment to include sulfate. Further, intersegment sales are now eliminated separately from the operating segments. We include net sales and EBITDA in segment disclosures in the financial statements pursuant to IFRS, which require segmentation based upon our internal organization and reporting of revenue and profit or loss measures. As a component of gross margin, net sales (and the related per-tonne amounts) are the primary revenue measures, and are used for business planning and monthly forecasting for the potash, nitrogen and phosphate and sulfate segments. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Realized prices refer to net sales prices. As a component of net earnings, EBITDA is the primary profit measure we use and review for all business segments in making decisions about operating matters on a segment basis. These decisions include assessments of segment performance and the resources to be allocated to these segments. EBITDA is also used for business planning and monthly forecasting in all business segments.

Our discussion of segment operating performance is set out below and includes nutrient product and/or market performance results, where applicable, to give further insight into these results.

NUTRIEN SEGMENT EBITDA[1]
($ million)



Source: Nutrien

[1] Nutrien combined historical 2017 EBITDA figures are non-IFRS measures, see description and reconciliations starting on page 33.

Retail Performance

Retail Financial Performance

	Three Months Ended March 31														
	Sales (millions)					Gross Margin (millions)					Gross Margin (percentage)				
	Nutrien	Nutrien [1]		PotashCorp [1]		**Nutrien**	Nutrien [1]		PotashCorp [1]		**Nutrien**	Nutrien [1]		PotashCorp [1]	
	2018	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change
Crop nutrients [2,3]	$ 684	$ 714	(4)	$ –	100	$ 123	$ 141	(13)	$ –	100	18	20	(10)	–	100
Crop protection products	774	872	(11)	–	100	128	130	(2)	–	100	17	15	13	–	100
Seed	341	382	(11)	–	100	44	54	(19)	–	100	13	14	(7)	–	100
Merchandise	149	134	11	–	100	23	22	5	–	100	15	16	(6)	–	100
Services and other	151	138	9	–	100	90	87	3	–	100	60	63	(5)	–	100
	2,099	2,240	(6)	–	100	$ 408	$ 434	(6)	$ –	100					
Cost of goods sold	(1,691)	(1,806)	(6)	–	100										
Gross margin	408	434	(6)	–	100										
Expenses [4]	(541)	(466)	16	–	100										
EBIT	(133)	(32)	316	–	100										
Depreciation and amortization	123	71	73	–	100										
EBITDA	$ (10)	$ 39	(126)	$ –	100										

[1] Nutrien 2017 combined historical figures are non-IFRS measures. Refer to "non-IFRS Measures" section on page 33 for details. PotashCorp 2017 figures are legacy PotashCorp IFRS comparative. Refer to page 5 for further information.

[2] Sales tonnes were 1,703,000 tonnes (2017 (Nutrien) – 1,842,000 tonnes) and average per tonne prices were $401 per tonne (2017 (Nutrien) – $388 per tonne).

[3] Includes intersegment sales of $11 million. Intersegment profits are eliminated on consolidation.

[4] Includes selling and general and administrative expenses of $546 million (2017 (Nutrien) – $473 million).

The most significant contributors to the change in total EBITDA were as follows (direction of arrows refers to impact on EBITDA):

	2018 vs 2017 (PotashCorp)	2018 vs 2017 (Nutrien)
Sales volumes	Retail was acquired as part of the Merger and PotashCorp had no similar operations.	▼ Crop nutrients, crop protection products and seed sales volumes were lower due to the delayed spring season in North America.
		▲ Merchandise sales were higher due to increased animal health and fencing sales volumes in Australia.
		▲ Services and other sales volumes were higher due to higher livestock export shipments in Australia.
Sales prices		▲ Services and other sales prices increased in 2018 due to higher wool commissions in Australia.

	2018 vs 2017 (PotashCorp)	2018 vs 2017 (Nutrien)
Gross margin	Retail was acquired as part of the Merger and PotashCorp had no similar operations.	▼ Crop nutrient gross margin dollars were lower in 2018 as the sales volume mix in North America was impacted by a higher percentage of lower margin sales, as well as a higher percent contribution from international operations, also at a lower average margin per tonne.
		▼ Due to the delayed season, proprietary crop protection product sales in 2018 were lower; however, gross margin rates increased compared to 2017 due to lower wholesale customer mix.
		▼ Seed gross margins decreased in 2018 due to competitive market pressures and product mix of early season sales.
Selling and general and administrative expenses		▼ Increased expenses combined with lower sales due to the delayed spring season resulted in selling expense as a percentage of sales increasing to 25 percent this quarter from 20 percent in the first quarter of 2017.
Depreciation and amortization		Expense was higher in 2018 primarily due to the PPA and from recently acquired businesses.

Potash Performance

Potash Financial Performance

	Three Months Ended March 31														
	Dollars (millions)					Tonnes (thousands)					Average per Tonne [1]				
	Nutrien	Nutrien [2]		PotashCorp [2]		**Nutrien**	Nutrien [2]		PotashCorp [2]		**Nutrien**	Nutrien [2]		PotashCorp [2]	
	2018	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change
Manufactured product [3]															
Net sales															
North America	$ 250	$ 229	9	$ 163	53	1,254	1,237	1	859	46	$ 199	$ 185	8	$ 190	5
Offshore	324	236	37	198	64	1,871	1,578	19	1,320	42	$ 173	$ 150	15	$ 150	15
	574	465	23	361	59	3,125	2,815	11	2,179	43	$ 184	$ 165	12	$ 166	11
Cost of goods sold	(279)	(265)	5	(196)	42						$ (90)	$ (94)	(4)	$ (90)	–
Gross margin	295	200	48	165	79						$ 94	$ 71	32	$ 76	24
Other potash and purchased products gross margin [4]	–	–	–	–	–										
Gross margin	295	200	48	165	79										
Expenses [5]	(58)	(44)	32	(42)	38										
EBIT	237	156	52	123	93										
Depreciation and amortization	91	84	8	55	65										
EBITDA	$ 328	$ 240	37	$ 178	84										

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2] Nutrien 2017 combined historical figures are non-IFRS measures. Refer to "non-IFRS Measures" section on page 33 for details. PotashCorp 2017 figures are legacy PotashCorp IFRS comparative. Refer to page 5 for further information.

[3] Includes intersegment sales of $68 million and 265,000 sales tonnes (2017 (PotashCorp) – $NIL million and NIL sales tonnes). Intersegment profits are eliminated on consolidation.

[4] Comprised of net sales $1 million (2017 (Nutrien) – $4 million; 2017 (PotashCorp) – $4 million) less cost of goods sold $1 million (2017 (Nutrien) – $4 million; 2017 (PotashCorp) – $4 million).

[5] Includes provincial mining and other taxes of $48 million (2017 (Nutrien) – $36 million; 2017 (PotashCorp) – $33 million).

The variance to the comparative PotashCorp quarter was primarily a result of the Merger; therefore, the analysis provided is to the comparative Nutrien quarter as this is a more meaningful comparison.

| | | Three Months Ended March 31 Nutrien 2018 vs Nutrien 2017 Change in Prices/Costs | | |
| | Change in Sales Volumes | Net Sales | Cost of Goods Sold | Total |
Dollars (millions)				
Manufactured product				
North America	$ 1	$ 17	$ 8	$ 26
Offshore	18	44	6	68
Change in market mix	4	(4)	1	1
Total manufactured product	$ 23	$ 57	$ 15	$ 95
Other potash and purchased products				–
Total				$ 95

Sales to major offshore markets by Canpotex were as follows:

	Three Months Ended March 31		
	Percentage of Quarterly Sales Volumes		
	Nutrien	Nutrien	
	2018	2017	% Change
Other Asian markets [1]	29	36	(19)
Latin America	21	24	(13)
China	32	20	60
India	6	11	(45)
Other markets	12	9	33
	100	100	

[1] All Asian markets except China and India.

The most significant contributors to the change in total EBITDA were as follows (direction of arrows refers to impact on EBITDA):

		2018 vs 2017 (PotashCorp)		**2018 vs 2017 (Nutrien)**
Sales volumes	▲	Sales volumes were higher due to strong global demand and a higher Canpotex allocation compared to the first quarter of 2017.	▲	Sales volumes were higher due to strong global demand and a higher Canpotex allocation compared to the first quarter of 2017.
	▲	Sales volumes were also higher due to the Merger impact, specifically the addition of the Vanscoy mine and sales to retail.		
Net sales prices	▲	Average realized potash price for the first quarter of 2018 was higher due to global benchmark pricing strength.		
Cost of goods sold	▲	Costs were lower in 2018 due to our portfolio optimization and results from our cost reduction strategy.	▲	Costs of goods sold variance was positive as a relatively higher percentage of products sold was produced at lower-cost mines.
Provincial mining and other taxes	▼	Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.		
Depreciation and amortization		Depreciation and amortization expense was higher due to the addition of the Vanscoy mine as a result of the Merger.		There were no significant changes between 2017 and 2018.

North America typically consumes more higher-priced granular product than standard product.

POTASH GROSS MARGIN AND NET SALES PRICE

($ per tonne)



Source: Nutrien

POTASH SALES VOLUMES, PRODUCTION AND INVENTORY

(million tonnes)



Source: Nutrien

Potash Capacity and Operational Capability

(million tonnes KCl)

	Nameplate Capacity [1]	Operational Capability (2018) [2]
Lanigan SK	3.8	2.0
Rocanville SK	6.5	5.4
Allan SK	4.0	2.6
Vanscoy SK	3.0	2.7
Cory SK	3.0	0.8
Patience Lake SK	0.3	0.3
New Brunswick [3]	–	–
Total	20.6	13.8

[1] Represents estimates of capacity as at March 31, 2018. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

[2] Estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year). Estimate does not include inventory-related shutdowns and unplanned downtime.

[3] In 2016, the company indefinitely suspended, its Picadilly, New Brunswick potash operations which are currently in care-and-maintenance mode. The nameplate capacity for New Brunswick is 2.0 million tonnes KCl.

Nitrogen Performance

Nitrogen Financial Performance

	Three Months Ended March 31														
	Dollars (millions)					Tonnes (thousands)					Average per Tonne [1]				
	Nutrien	Nutrien [2]		PotashCorp [2]		**Nutrien**	Nutrien [2]		PotashCorp [2]		**Nutrien**	Nutrien [2]		PotashCorp [2]	
	2018	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change	**2018**	2017	% Change	2017	% Change
Manufactured product [3]															
Net sales															
Ammonia	$ 208	$ 232	(10)	$ 159	31	744	815	(9)	546	36	$ 280	$ 284	(1)	$ 291	(4)
Urea	212	190	12	89	138	724	681	6	320	126	$ 294	$ 278	6	$ 279	5
Solutions and nitrates	137	149	(8)	111	23	835	885	(6)	701	19	$ 163	$ 168	(3)	$ 158	3
	557	571	(2)	359	55	2,303	2,381	(3)	1,567	47	$ 242	$ 239	1	$ 229	6
Cost of goods sold	(425)	(396)	7	(266)	60						$ (185)	$ (167)	11	$ (170)	9
Gross margin	132	175	(25)	93	42						$ 57	$ 72	(21)	$ 59	(3)
Other nitrogen and purchased products gross margin [4]	16	13	23	4	300										
Gross margin	148	188	(21)	97	53										
Expenses	(16)	(6)	167	(7)	129										
EBIT	132	182	(27)	90	47										
Depreciation and amortization	129	68	90	50	158										
EBITDA	$ 261	$ 250	4	$ 140	86										

1 Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

2 Nutrien 2017 combined historical figures are non-IFRS measures. Refer to “non-IFRS Measures” section on page 33 for details. PotashCorp 2017 figures are legacy PotashCorp IFRS comparative. Refer to page 5 for further information.

3 Includes intersegment sales of $122 million and 404,000 sales tonnes (2017 (PotashCorp) – $22 million and 55,000 sales tonnes). Intersegment profits are eliminated on consolidation.

4 Comprised of net sales of $115 million (2017 (Nutrien) – $135 million; 2017 (PotashCorp) – $6 million) less cost of goods sold $99 million (2017 (Nutrien) – $122 million; 2017 (PotashCorp) – $2 million).

5 Includes earnings of equity-accounted investees of $4 million (2017 (Nutrien) – $17 million; 2017 (PotashCorp) – $NIL million).

The variance to the comparative PotashCorp quarter was primarily a result of the Merger; therefore, the analysis provided is to the comparative Nutrien quarter as this is a more meaningful comparison.

| | | Three Months Ended March 31 Nutrien 2018 vs Nutrien 2017 | | |
| | | Change in Prices/Costs | | |
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total
Manufactured product				
Ammonia	$ (7)	$ (3)	$ 4	$ (6)
Urea	5	11	(3)	13
Solutions and nitrates	(2)	(5)	–	(7)
PPA[1]			(55)	(55)
Hedge			14	14
Change in product mix	(3)	2	(1)	(2)
Total manufactured product	$ (7)	$ 5	$ (41)	$ (43)
Other nitrogen and purchased products				3
Total				$ (40)

[1] Depreciation and amortization as a result of a fair value allocation to the acquired property, plant and equipment of Agrium.

| | Three Months Ended March 31 | | | | | |
| | Sales Tonnes (thousands) | | | Average Net Sales Price per Tonne | | |
	Nutrien 2018	Nutrien 2017	PotashCorp 2017	Nutrien 2018	Nutrien 2017	PotashCorp 2017
Fertilizer	1,190	1,167	620	$ 257	$ 242	$ 230
Industrial and feed	1,113	1,214	947	$ 226	$ 236	$ 228
	2,303	2,381	1,567	$ 242	$ 239	$ 229

The most significant contributors to the change in total EBITDA were as follows (direction of arrows refers to impact on EBITDA):

	2018 vs 2017 (PotashCorp)		2018 vs 2017 (Nutrien)
Sales volumes	▲ Sales volumes increased primarily as a result of the Merger.	▼	Sales volumes were down primarily due to a delayed North American spring application season.
		▼	Ammonia sales volumes decreased as a result of the unfavorable weather but also reflect the ramp-up of our urea expansion project at Borger, which decreased our ammonia volumes available for sale.
Net sales prices	▲ Our average realized price was up, reflecting higher realized prices for urea, which more than offset lower realized prices for ammonia and some other nitrogen products.		
Cost of goods sold	▲ Average costs, including our hedge position, for natural gas used as feedstock in production decreased 17 percent due to the relatively lower-cost gas available at our Alberta facilities acquired in the Merger.	▲	Average costs, including our hedge position, for natural gas used as feedstock in production decreased 6 percent, which more than offset the effect of a stronger Canadian dollar.

	2018 vs 2017 (PotashCorp)		2018 vs 2017 (Nutrien)
Earnings of equity-accounted investees	▲ Earnings were higher due to the inclusion of MOPCO earnings in 2018 as a result of the Merger.	▼	Earnings were lower in 2018 primarily due to the impact of a non-recurring foreign exchange gain recorded in 2017 in our investment in MOPCO from the devaluation of the Egyptian pound.
Depreciation and amortization	Expense was higher in 2018 due to the PPA.		



NITROGEN GROSS MARGIN, NET SALES PRICES AND NATURAL GAS COSTS
($ per tonne)   ($ per MMBtu)

*In cost of goods sold, including hedge
Source: Nutrien



NITROGEN SALES VOLUMES
(million tonnes)

Source: Nutrien

* In cost of goods sold, including hedge

Nitrogen Capacity
(million tonnes product)

	Ammonia Annual Capacity
Trinidad	2.2
Redwater AB	0.9
Augusta GA	0.8
Lima OH	0.8
Geismar LA	0.5
Carseland AB	0.5
Borger TX	0.5
Joffre AB	0.5
Fort Saskatchewan AB	0.4
Total	7.1

Phosphate and Sulfate Performance

Phosphate and Sulfate Financial Performance

	Three Months Ended March 31														
	Dollars (millions)					Tonnes (thousands)					Average per Tonne [1]				
	Nutrien	Nutrien [2]		PotashCorp [2]		Nutrien	Nutrien [2]		PotashCorp [2]		Nutrien	Nutrien [2]		PotashCorp [2]	
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product [3]															
Net sales															
Fertilizer	$ 240	$ 190	26	$ 136	76	605	506	20	368	64	$ 396	$ 376	5	$ 369	7
Industrial and feed	106	118	(10)	134	(21)	221	239	(8)	271	(18)	$ 481	$ 492	(2)	$ 495	(3)
Ammonium sulfate	18	20	(10)	–	n/m	72	88	(18)	–	n/m	$ 241	$ 228	6	$ –	n/m
	364	328	11	270	35	898	833	8	639	41	$ 404	$ 394	3	$ 423	(4)
Cost of goods sold	(335)	(295)	14	(260)	29						$ (373)	$ (354)	5	$ (406)	(8)
Gross margin	29	33	(12)	10	190						$ 31	$ 40	(23)	$ 17	82
Other phosphate and purchased products gross margin [4]	–	1	(100)	1	(100)										
Gross margin	29	34	(15)	11	164										
Expenses	(6)	(9)	(33)	(4)	50										
EBIT	23	25	(8)	7	229										
Depreciation and amortization	51	63	(19)	58	(12)										
EBITDA	$ 74	$ 88	$ (16)	$ 65	$ 14										

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2] Nutrien 2017 combined historical figures are non-IFRS measures. Refer to "non-IFRS Measures" section on page 33 for details. PotashCorp 2017 figures are legacy PotashCorp IFRS comparative. Refer to page 5 for further information.

[3] Includes intersegment sales of $81 million and 200,000 sales tonnes (2017 (PotashCorp) – $NIL million and NIL sales tonnes). Intersegment profits are eliminated on consolidation.

[4] Comprised of net sales $40 million (2017 (Nutrien) – $11 million; 2017 (PotashCorp) – $1 million) less cost of goods sold $40 million (2017 (Nutrien) – $10 million; 2017 (PotashCorp) – $NIL million).

n/m = not meaningful

The variance to the comparative PotashCorp quarter was primarily a result of the Merger; therefore, the analysis provided is to the comparative Nutrien quarter as this is a more meaningful comparison.

	Three Months Ended March 31 Nutrien 2018 vs Nutrien 2017			
		Change in Prices/Costs		
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total
Manufactured product				
Fertilizer	$ 2	$ 12	$ (32)	$ (18)
Industrial and feed	(1)	(3)	(6)	(10)
Ammonium sulfate	(2)	1	1	–
PPA [1]			24	24
Change in product mix	4	(1)	(3)	–
Total manufactured product	$ 3	$ 9	$ (16)	$ (4)
Other phosphate and purchased product				(1)
Total				$ (5)

[1] Depreciation and amortization as a result of a fair value allocation to the acquired property, plant and equipment of Agrium.

The most significant contributors to the change in total EBITDA were as follows (direction of arrows refers to impact on EBITDA):

	2018 vs 2017 (PotashCorp)		2018 vs 2017 (Nutrien)
Sales volumes	▲ Sales volumes increased primarily as a result of the Merger.	▲	Sales volumes were up due to strong fertilizer demand and increased production levels at our phosphate facilities.
Net sales prices	▲ Our average realized price was up, reflecting firm global fertilizer prices, which were driven by improved market fundamentals and higher input costs.		
Cost of goods sold	▼ Fertilizer cost of goods sold variance was negative primarily due to the Merger and higher sulfur costs.	▼	Fertilizer cost of goods sold variance was negative primarily due to higher input costs, including higher sulfur costs and Redwater rock costs.
Expenses	▲ There were no significant changes between 2017 and 2018.	▼	There were no significant changes between 2017 and 2018.
Depreciation and amortization	Expense was lower in 2018 primarily due to lower depreciable asset balance at our US facilities as a result of the impairments recorded in the latter half of 2017 and the impact of PPA. The decrease was partially offset by an increase in depreciation at our Redwater facility due to the change in the assets estimated useful lives.		

PHOSPHATE AND SULFATE GROSS MARGIN AND NET SALES PRICE

($ per tonne)



Source: Nutrien

PHOSPHATE AND SULFATE SALES VOLUMES

(million tonnes)



Source: Nutrien

Phosphate and Sulfate Capacity

(million tonnes)

	Phosphate Rock	Phosphoric Acid (P_2O_5)	Liquid Products	Solid Fertilizer Products
	Annual Capacity	Annual Capacity	Annual Capacity	Annual Capacity
Aurora NC	5.4	1.2	2.7 [2]	0.8
White Springs FL	2.0 [1]	0.5	0.7 [3]	0.4 [4]
Redwater AB	0.0	0.3	0	1.0 [5]
Geismar LA	0.0	0.2	0.3 [6]	0.0
Total	7.4	2.2		

Purified Acid and Phosphate Feed Production

(million tonnes)

	Annual Capacity
Purified acid (P_2O_5)	0.3
Phosphate feed production	0.7

[1] Revised capacity estimates based on review of mining operations completed in 2017. Prior capacity was 3.6 million tonnes.

[2] A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity comprised of 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.

[3] Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

[4] Restarted monoammonium phosphate plant during 2016, which had been closed in 2014.

[5] Includes 0.4 million tonnes ammonium sulfate.

[6] Production primarily relates to industrial.

Others Segment Financial Performance

"Others" is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs at our headquarters and corporate offices and other expenses such as Merger and related costs.

EBITDA for our others segment for the first quarter of 2018 was a net expense of $133 compared to a net expense of $36 in the first quarter of PotashCorp in 2017 and a net expense of $78 in the combined historical first quarter for Nutrien. The increase in the net expense compared to the first quarter of PotashCorp in 2017 was primarily a result of increases in Merger and related costs and increases in general and administrative expenses related to the addition of Agrium's operations. The increase in the net expense compared to the combined historical figures for Nutrien was primarily due to increases in Merger and related costs.

Expenses and Income below Gross Margin

				Three Months Ended March 31			
	Nutrien	Nutrien [1]			PotashCorp [2]		
Dollars (millions), except percentage amounts	**2018**	2017	Change	% Change	2017	Change	% Change
Selling expenses	$ (532)	$ (460)	$ (72)	16	$ (9)	$ (523)	n/m
General and administrative expenses	(119)	(104)	(15)	14	(41)	(78)	190
Provincial mining and other taxes	(48)	(36)	(12)	33	(33)	(15)	45
Earnings of equity-accounted investees	7	24	(17)	(71)	–	7	n/m
Other (expenses) income	(79)	(40)	(39)	98	(15)	(64)	427
Finance costs	(119)	(118)	(1)	1	(59)	(60)	102
Income tax recovery (expense)	42	(7)	49	n/m	(10)	52	n/m
Discontinued operations	–	n/m	n/m	n/m	43	(43)	(100)

[1] Nutrien 2017 combined historical figures are non-IFRS measures. Refer to "non-IFRS Measures" section on page 33 for details. PotashCorp 2017 figures are legacy PotashCorp IFRS comparative. Refer to page 5 for further information.

[2] Certain amounts have been reclassified from share of earnings of equity-accounted investees, dividend income and income taxes to net income from discontinued operations as the related assets were classified as held for sale in 2017. These amounts have also been reclassified to conform to the current period's presentation as described in note 32 to the financial statements.

n/m = not meaningful

The most significant contributors to the change in expenses and income results were as follows:

	2018 vs 2017 (PotashCorp)	**2018 vs 2017 (Nutrien)**
Selling Expenses	See explanation in the Retail Financial Performance section on page 7.	See explanation in the Retail Financial Performance section on page 7.
General and Administrative Expenses	General and administrative expenses increased as a result of the Merger.	There were no significant changes.
Provincial Mining and Other Taxes	See explanation in the Potash Financial Performance section on page 9.	See explanation in the Potash Financial Performance section on page 9.
Other (Expenses) Income	Other expenses increased primarily due to an increase in Merger and related costs.	Other expenses increased primarily due to an increase in Merger and related costs.

	2018 vs 2017 (PotashCorp)	2018 vs 2017 (Nutrien)
Finance Costs	Finance costs increased as a result of the Merger including the impact of finance costs on assumed debt and amortization of related purchase price allocations.	There were no significant changes.

WEIGHTED AVERAGE DEBT OBLIGATIONS OUTSTANDING AND EFFECTIVE INTEREST RATES

($ billions)


Commercial Paper
Senior Notes and Debentures*
Long-term rate
Short-term rate
10
8
6
4
2
0
4.7%
1.0%
4.8%
2.1%
2017 (PotashCorp)
2018 (Nutrien)
Three months ended March 31

* Includes current portion

Source: Nutrien

WEIGHTED AVERAGE DEBT OBLIGATIONS OUTSTANDING AND EFFECTIVE INTEREST RATES

($ billions)


Commercial Paper
Senior Notes and Debentures*
Long-term rate
Short-term rate
10
8
6
4
2
0
4.7%
1.0%
4.8%
2.1%
2017 (Nutrien)
2018 (Nutrien)
Three months ended March 31

* Includes current portion

Source: Nutrien

Income Tax Recovery (Expense)

Ordinary earnings for the three months ended March 31, 2018 were negative as compared to positive earnings for the three months ended March 31, 2017. This produced very different weightings between jurisdictions on a quarter-over-quarter basis. This resulted in an increase in the actual effective tax rate on ordinary earnings. Compared to the same period last year, earnings were significantly lower in the United States and Canada and higher in lower-tax jurisdictions resulting in overall lower income taxes.

For the first three months of 2018, 79 percent of the effective tax rate on the current year's ordinary earnings from continuing operations pertained to current income taxes (2017 – n/m) and 21 percent related to deferred income taxes (2017 – n/m).

EFFECTIVE TAX RATES AND DISCRETE ITEMS

	Three Months Ended March 31		
Dollars (millions), except percentage amounts	**2018**	Nutrien [1] 2017	PotashCorp [1] 2017
Actual effective tax rate on ordinary earnings	89%	10%	12%
Actual effective tax rate including discrete items	95%	6%	8%
Discrete tax adjustments that impacted the rate	$ 3	$ 5	$ 5

n/m = not meaningful

1 Rates have been adjusted as a result of our investments in SQM, APC and ICL being classified as discontinued in 2017

Net Earnings From Discontinued Operations	Net earnings from discontinued operations decreased primarily due to a decrease in earnings of equity-accounted investees from SQM and APC. Equity accounting for these investments ceased when the investments were classified as held for sale.	Combined historical results for Nutrien (see non-IFRS measures on page 33) were prepared for earnings from continuing operations only and therefore there is no meaningful comparison available.

Financial Condition Review

Statement of Financial Position Analysis

CHANGES IN BALANCES

December 31, 2017 (PotashCorp) to March 31, 2018 (Nutrien) ($ billions)


PotashCorp Assets, December 31, 2017
Agrium assets at December 31, 2017
Purchase price allocation
Receivables
Inventories
Prepaid expenses and other current assets
Assets held for sale
Property, plant and equipment
All other assets
Nutrien Assets, March 31, 2018
PotashCorp Liabilities & Equity, December 31, 2017
Agrium liabilities and equity at December 31, 2017
Purchase price allocation
Short-term debt
Current portion of long-term debt
Payables and accrued charges
long-term debt
Share capital
Retained earnings
All other liabilities and equity
Nutrien Liabilities and Equity, March 31, 2018
0
8
16
24
32
40
48

Source: Nutrien

The most significant contributors to the changes in our balance sheet were as follows (direction of arrows refers to increase or decrease, all impacts for balance sheet line items are after the impacts of Merger and PPA impacts in relation to the Merger (if any)):

Assets

▲ Total assets increased as a result of the Merger and the PPA to the assets of Agrium. Significant provisional adjustments include $692 million to property, plant and equipment, $1,800 million to other intangible assets (primarily customer relationships and brands), and $8,227 to goodwill.

▲ Receivables were higher mainly due to an increase in trade receivables.

▲ Inventories were higher mainly due to seasonal retail inventory build-up.

▼ Prepaid expenses and other current assets were lower primarily due to seasonal drawdown of prepaid retail purchases.

▼ Assets held for sale were lower due to the sale of our equity interests in ICL. Remaining assets held for sale include our equity interests in SQM and APC.

▼ Property plant and equipment decreased primarily due to depreciation exceeding additions.

Liabilities

▲ Total liabilities increased as a result of the Merger and the PPA to the liabilities of Agrium. Significant provisional adjustments include $533 million to long-term debt and $371 million to asset retirement obligations and accrued environmental costs.

▲ Short-term debt increased due primarily to an increase in our outstanding commercial paper.

▲ Current portion of long-term debt increased due to the 6.75% debentures due January 15, 2019 becoming due within one year.

▲ Payables and accrued charges increased primarily due to a seasonal increase in trade payables and customer prepayments in retail.

▼ Long-term debt decreased due to the 6.75% debentures due January 15, 2019 becoming due within one year.

Equity

▲ Total equity increased as a result of the Merger and the issuance of Nutrien shares.

▼ Share Capital decreased primarily due to share repurchases made under the normal course issuer bid (NCIB).

▼ Retained earnings was lower primarily as a result of dividends declared and the premium paid on share repurchases exceeding the transfer of actuarial gains on defined benefit plans.

As at March 31, 2018, $104 million (2017 (PotashCorp) – $21 million) of our cash and cash equivalents was held in certain foreign subsidiaries. There are no current plans to repatriate the funds at March 31, 2018 in a manner that results in tax consequences.

Liquidity and Capital Resources

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner.

Liquidity needs can be met through a variety of sources:

- Cash generated from operations.

- Drawdowns under our revolving credit facility.

- Issuances of commercial paper.

- Short-term borrowings under our line of credit.

- Proceeds from sales of investments.

- Accounts receivable securitization program.

Our primary uses of funds are:

- Operational expenses.

- Sustaining, opportunity and integration capital spending.

- Intercorporate investments.

- Dividends and interest.

- Principal payments on our debt securities.

- Share repurchases.



2018 FORECAST AND ACTUAL CAPITAL EXPENDITURES
($ millions)   ■ Forecast   ■ Q1 actual

Source: Nutrien

Based on an expected exchange rate of 1.27 Canadian dollars per US dollar in 2018 we expect to incur capital expenditures, including capitalized interest, of approximately $1,078 million to sustain operations at existing levels and for major repairs and maintenance (including plant turnarounds). We target a stable and growing dividend that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle. Our Board has also approved the purchase of up to five percent of our outstanding common shares over a one-year period through a NCIB. The NCIB will be effected in accordance with the TSX's normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Nutrien's common shares on the applicable exchange. The TSX has approved our notice of NCIB to purchase up to 32,209,923 of our common shares until February 22, 2019. A copy of our notice can be obtained, without charge, by contacting our Investor Relations department. During the three months ended March 31, 2018 9,321,587 shares were repurchased for consideration of $457 million.

Cash Requirements

The following aggregated information about our contractual obligations and other commitments summarizes certain of our liquidity and capital resource requirements as at March 31, 2018. The information presented in the table below does not include obligations that have original maturities of less than one year, planned (but not legally committed) capital expenditures, or potential share repurchases.

Contractual Obligations and Other Commitments

				Payments Due by Period						
Dollars (millions) at March 31, 2018		Total		Within 1 Year		1 to 3 Years		3 to 5 Years		Over 5 Years
Long-term debt [1]	$	8,175	$	500	$	1,000	$	500	$	6,175
Estimated interest payments on long-term debt		4,893		342		651		605		3,295
Operating leases		1,113		197		350		232		334
Purchase commitments [2]		2,159		950		499		383		327
Capital commitments		64		28		26		10		–
Other commitments		279		80		101		65		33
Asset retirement obligations and accrued environmental costs [3]		1,616		130		248		120		1,118
Other long-term liabilities [4]		3,543		171		126		130		3,116
Total	$	21,842	$	2,398	$	3,001	$	2,045	$	14,398

[1] Long-term debt consists of a face value of $8,175 million senior notes and debentures. The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at March 31, 2018.

[2] Purchase commitments include $71 million of natural gas contracts in Trinidad that will expire in 2018. As new contracts for future operations have not yet been completed, there are no commitments presented beyond one year at this time. Purchase commitments also include our proportionate share of commitments of joint ventures.

[3] Commitments associated with our asset retirement obligations are the, estimated cash outflows and are expected to occur over the next 480 years for phosphate (with the majority taking place over the next 80 years) and between 40 and 430 years for potash. Environmental costs consist of restoration obligations, which are expected to occur through 2048.

[4] Other long-term liabilities consist primarily of pension and other post-retirement benefits, derivative instruments, income taxes and deferred income taxes. Deferred income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all deferred income tax liabilities have been reflected as other long-term liabilities in the Over 5 Years category.

Sources and Uses of Cash

The company's cash flows from operating, investing and financing activities are summarized in the following table:

				Three Months Ended March 31				
Dollars (millions), except percentage amounts	**Nutrien 2018**	Nutrien [1] 2017	Change	% Change	PotashCorp [1] 2017	Change	% Change
Cash (used in) provided by operating activities	$ (340)	$ 401	$ (741)	n/m	$ 223	$ (563)	n/m
Cash provided by (used in) investing activities	796	(319)	1,115	n/m	(132)	928	n/m
Cash used in financing activities	(115)	(221)	106	(48)	(61)	(54)	89
Effect of exchange rate changes on cash and cash equivalents	3	19	(16)	(84)	–	3	n/m
Increase (decrease) in cash and cash equivalents	$ 344	$ (120)	$ 464	n/m	$ 30	$ 314	n/m

[1] Nutrien 2017 combined historical figures are non-IFRS measures. Refer to "non-IFRS Measures" section on page 33 for details. PotashCorp 2017 figures are legacy PotashCorp IFRS comparative. Refer to page 5 for further information.

n/m = not meaningful

CHANGES IN CASH FLOWS Three months ended March 31, 2017 (PotashCorp) vs March 31, 2018 (Nutrien)

($ billions)



Source: Nutrien

The most significant contributors to the changes in cash flows were as follows:

	2018 vs 2017 (PotashCorp)	2018 vs 2017 (Nutrien)
Cash (Used in) Provided by Operating Activities	Cash (used in) provided by operating activities was impacted by: • Net loss in 2018 compared to net earnings in 2017. • Higher non-cash depreciation and amortization charges in 2018. • Outflows from receivables in 2018 compared to inflows in 2017. • Higher cash outflows on inventories in 2018. • Cash inflows from prepaid expenses and other current assets in 2018 compared to outflows in 2017. • Cash inflows from payables and accrued charges in 2018 compared to outflows in 2017.	Cash (used in) provided by operating activities was impacted by: • Net loss in 2018 compared to net earnings in 2017. • Higher non-cash adjustments in 2018 than in 2017. • Net cash outflows from changes in non-cash working capital in 2018 compared to net cash inflows in 2017.
Cash Provided by (Used in) Investing Activities	Cash provided by (used in) investing activities was impacted by: • Cash acquired in the Merger in 2018. • Net cash outlays for business acquisitions in 2018. • An increase in cash additions to property, plant and equipment in 2018. • Cash proceeds received from the disposal of our discontinued operation in ICL.	Cash provided by (used in) investing activities was impacted by: • Higher net cash outlays for business combinations in 2018 compared to 2017. • Cash proceeds received from the disposal of our discontinued operation in ICL in 2018.
Cash Used in Financing Activities	Cash used in financing activities was impacted by: • Higher cash proceeds from issuance of commercial paper in 2018. • Higher cash dividends paid in 2018. • Cash outlays for share repurchases in 2018.	Cash used in financing activities was impacted by: • A cash repayment of long-term debt in 2017. • Higher cash proceeds from short-term debt in 2018. • Cash outlays for share repurchases in 2018.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity. We had positive working capital of $1.73 billion and a working capital ratio of 1.18 at March 31, 2018. Working capital decreased from the combined historical Nutrien amount due primarily to increases in short-term debt, current portion of long-term debt and payables and accrued charges exceeding the increase in current assets from increases in inventory and receivables net of decreases in assets held for sale and prepaid expenses and other current assets.



WORKING CAPITAL
($ billions)   (ratio)

Source: Nutrien

Capital Structure and Management

We manage our capital structure with a focus on maintaining a sound balance sheet, enabling a strong investment-grade credit rating.

Principal Debt Instruments

As at March 31, 2018
($ millions)



Source: Nutrien

[1] The authorized aggregate amount under legacy PotashCorp and Agrium commercial paper programs in Canada and the US was $5,000 million as at March 31, 2018. The amounts available under the commercial paper programs were limited to the availability of backup funds backstopped by the credit facility. Included in the amount outstanding and committed is $1,851 million of commercial paper and $240 million of other short-term debt.

[2] Subsequent to March 31, 2018, we launched a commercial paper program having an aggregate authorized amount of $4,500. The amount available under the commercial paper program is limited to the availability of backup funds backstopped by the credit facility. Concurrent with the launch, we have discontinued new issuances under the legacy commercial paper programs of PotashCorp and Agrium.

[3] Direct borrowings and letters of credit committed. We also have $285 million in uncommitted letter of credit facilities against which $164 million was issued at March 31, 2018.

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facility, and fixed rates of interest on our senior notes and debentures. As at March 31, 2018, interest rates on outstanding commercial paper ranged from 2.1 percent to 2.9 percent.

We had the following instruments available to finance operations at March 31, 2018:

- $6.5 billion in credit facilities; [1,2]

- $300 million accounts receivable securitization program; [3]

- $75 million unsecured line of credit [4] available through August 2018; and

- $285 million uncommitted letter of credit facility [4] due on demand.

---

[1] Provides for unsecured advances up to the total facility amount less direct borrowings and amounts committed in respect of commercial paper outstanding. Amounts in foreign currencies have been converted to US dollars at March 31, 2018.

[2] Subsequent to March 31, 2018, we replaced the existing $3.5 billion unsecured credit facility of PotashCorp and the $2.5 billion multi-jurisdictional unsecured credit facility of Agrium with a new Nutrien $4.5 billion unsecured revolving credit facility (Nutrien Credit Facility). The Nutrien Credit Facility matures

April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date specified in the request.

[3] Under the accounts receivable securitization program, we sell certain trade receivables to a special purchase vehicle, which is a consolidated entity within Nutrien. We control and retain substantially all the risks and rewards of the receivables sold to the special purchase vehicle. Should we wish to draw funds under the program, the sold accounts receivable balances may be used as capacity for collateralized borrowings from a third-party financial institution. The limit changes to $500 million from April through December of each year.

[4] Amounts available reduced by direct borrowings and outstanding letters of credit.

During the first quarter of 2018, we commenced offers to exchange all validly tendered and accepted senior notes of PotashCorp and debentures of Agrium, representing all of the outstanding senior notes and debentures of PotashCorp and Agrium, respectively, for new notes to be issued by Nutrien having interest rates and maturities identical to those of the applicable exchanged series of PotashCorp senior notes or Agrium debentures. In addition, we solicited consents from the holders of the PotashCorp and Agrium securities to amend the terms and remove certain covenants and events of default. Subsequent to March 31, 2018, substantially all of the total notes and debentures, other than Agrium's debentures due 2027 (2027 debentures), were exchanged. We are not required to provide additional financial reporting related to unexchanged notes and debentures. The 2027 debentures were not exchanged but debt holders have consented to amend reporting requirements such that reports filed of Nutrien will be deemed to satisfy those requirements. Refer to Note 21 of the financial statements for further information on the exchanges. Costs related to the exchange were $18 million and were primarily paid in April 2018.

The credit facilities of legacy PotashCorp and Agrium and line of credit have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders' further funding obligations under the credit facilities and line of credit. We were in compliance with all covenants as at March 31, 2018 and at this time anticipate being in compliance with such covenants in 2018.

The accompanying table summarizes the limits and results of certain covenants.

Debt Covenants at March 31 [1]

Dollars (millions), except ratio amounts	Limit	2018
Debt-to-capital ratio [2]	≤ 0.65	0.31

[1] The debt-to-capital ratio covenant was a requirement of the credit facilities of our wholly owned subsidiaries PotashCorp and Agrium at March 31, 2018. As those credit facilities were replaced subsequent to March 31, 2018 by the Nutrien credit facility, we have provided the debt-to-capital ratio of Nutrien at March 31, 2018.

[2] Adjusted total debt divided by the sum of adjusted total debt and total equity. This non-IFRS financial measure is a requirement of our debt covenants and should not be considered as a substitute for, nor superior to, measure of financial performance prepared in accordance with IFRS.

Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt would increase the interest rates applicable to borrowings under our credit facility and our line of credit.

Commercial paper markets are normally a source of same-day cash for the company. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt		Short-Term Debt	
	Rating (Outlook)		Rating	
	March 31, 2018 (Nutrien)	December 31, 2017 (PotashCorp)	March 31, 2018 (Nutrien) [1]	December 31, 2017 (PotashCorp)
Moody's	Baa2 (stable)	Baa1 (negative)	n/a	P-2
Standard & Poor's	BBB (stable)	BBB+ (stable)	n/a	A-2 [2]

[1] At March 31, 2018 Nutrien's short-term debt had not yet been rated. Subsequent to March 31, 2018, Moody's assigned a P-2 rating and Standard & Poor's assigned a A-2 rating.

[2] Standard & Poor's assigned a global commercial paper rating of A-2 but rated our PotashCorp commercial paper A-1 (low) on a Canadian scale.

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Outstanding Share Data

	Nutrien March 31 2018	PotashCorp December 31 2017
Common shares issued and outstanding [1]	634,232,839	840,223,041
Options to purchase common shares outstanding	11,031,054	17,170,654
Share-settled performance share units	726,586	935,570

[1] Common shares issued and outstanding are at April 30, 2018

Off-Balance Sheet Arrangements

In the normal course of operations, Nutrien engages in a variety of transactions that, under IFRS, are either not recorded on our consolidated balance sheets or are recorded at amounts that differ from the full contract amounts. Principal off-balance sheet activities include operating leases, agreement to reimburse losses of Canpotex, issuance of guarantee contracts, certain derivative instruments and long-term contracts. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements, which are discussed below.

Derivative Instruments

We use derivative financial instruments to manage exposure to commodity price and exchange rate fluctuations. Except for certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements, derivatives are recorded on the consolidated balance sheets at fair value and marked-to-market each reporting period regardless of whether they are designated as hedges for IFRS purposes.

Leases and Long-Term Contracts

Certain of our long-term raw materials agreements contain fixed price and/or volume components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on page 22.

Quarterly Results

(in millions of US dollars except as otherwise noted)

Financial Performance	Nutrien March 31, 2018	PotashCorp [1] December 31, 2017	PotashCorp [1] September 30, 2017	PotashCorp [1] June 30, 2017	PotashCorp [1] March 31, 2017	PotashCorp [1] December 31, 2016	PotashCorp [1] September 30, 2016	PotashCorp [1] June 30, 2016
Sales	$ 3,695	$ 1,081	$ 1,234	$ 1,120	$ 1,112	$ 1,058	$ 1,136	$ 1,053
Gross margin	847	(72)	233	260	273	163	190	243
Net (loss) earnings from continuing operations	(1)	(120)	16	152	106	13	53	78
Net (loss) earnings from discontinued operations	–	44	37	49	43	33	28	43
Net (loss) earnings [2]	(1)	(76)	53	201	149	46	81	121
EBITDA [4]	487	(43)	315	368	393	235	321	367
Net (loss) earnings per share from continuing operations [3]	–	(0.14)	0.02	0.18	0.13	0.02	0.06	0.09
Net (loss) earnings per share [2,3]	–	(0.09)	0.06	0.24	0.18	0.05	0.10	0.14

[1] Certain amounts have been reclassified as a result of discontinued operations discussed in Note 19 of the financial statements and to conform with Nutrien's new method of presentation.

[2] From continuing and discontinued operations.

[3] Basic and diluted net earnings per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on dollar and share amounts each rounded to the nearest thousand.

[4] EBITDA is a non-IFRS measure. Refer to "non-IFRS measures" section on page 33 for details.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, and our customer prepayments are concentrated in December and January. Feed and industrial sales are more evenly distributed throughout the year.

In the second quarter of 2016, earnings were impacted by $33 million in exit costs related to Canpotex's Prince Rupert terminal in the potash segment and a $10 million non-cash impairment charge on our investment in Sinofert. In the fourth quarter of 2016 and 2017 and third quarter of 2017 earnings were impacted by a $20 million, $276 million and $29 million respectively, non-cash impairment charge to property, plant and equipment in the phosphate and sulfate segment. In the first quarter of 2018, earnings were impacted by the Merger.

	Nutrien [1] March 31, 2018	Nutrien [1] December 31, 2017	Nutrien [1] September 30, 2017	Nutrien [1] June 30, 2017	Nutrien [1] March 31, 2017
Financial Performance					
Sales	$ 3,695	$ 3,498	$ 3,586	$ 7,348	$ 3,737
Gross margin	847	729	793	1,791	838
Net (loss) earnings from continuing operations	(1)	(93)	(53)	705	97
EBITDA [2]	487	210	375	1,306	521

[1] Nutrien 2017 combined historical figures are non-IFRS measures. Refer to "non-IFRS Measures" section on page 33 for details.

[2] EBITDA is a non-IFRS measure. Refer to "non-IFRS measures" section on page 33 for details.

QUARTERLY FINANCIAL HIGHLIGHTS

($ millions)



Source: Nutrien

Other Financial Information

Share-based Compensation

Refer to Note 27 to the financial statements for information pertaining to share-based compensation.

Related Party Transactions

We sell potash from our Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the quarter ended March 31, 2018 were $282 (2017 (PotashCorp) – $198).

The receivable outstanding from Canpotex is $171 at March 31, 2018 (December 31, 2017 (PotashCorp) – $82) and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Refer to Note 28 to the financial statements for further information on related party transactions.

Market Risks Associated with Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See Note 29 to the financial statements for information on our financial instruments.

Critical Accounting Estimates

We have disclosed our critical accounting policies in our financial statements. Certain of these policies, such as long-lived asset impairment, provisions and contingencies for asset retirement, environmental and other obligations, capitalization and depreciation of property, plant and equipment, depreciation and amortization of other intangible assets, fair value of business acquisitions and goodwill impairment, involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Information on impairment sensitivities is included on page 36 of PotashCorp's annual MD&A.

We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Recent Accounting Changes

Refer to Note 31 to the financial statements for information on issued accounting pronouncements that will be effective in future periods and were effective in 2018.

Agriculture Fundamentals Market Outlook

Delayed planting in North America has supported crop prices. Additional support has been provided by the continued degradation of the Argentine corn and soybean crops, which the USDA projects will decline by 20 percent and more than 30 percent, respectively, reducing export supplies and supporting export demand for US and Brazilian corn and soybeans.

Despite the second-highest production of global grains and oilseeds on record, the USDA projects that inventories of those crops will decline by nearly three percent in 2017/18, the first decline in five years and the largest year-over-year decline since 2010/11. While relatively high carry-in inventories provide a buffer, tightened ending stocks increase the importance of strong production in 2018.

Extended winter weather throughout much of North America delayed nutrient applications and planting, which we expect will lead to a more compressed planting season. Depending on weather over the coming weeks, there is some risk to total crop nutrient demand in the first half of 2018, in particular for ammonia. Growers could potentially cover a higher proportion of nitrogen needs through top and side dress applications after plantings are complete.

North American growers are generally positive going into the spring season, despite the late start to planting and uncertainty over trade issues. This includes a potential escalation of trade restrictions between the US and China and the ongoing negotiations of the NAFTA.

The USDA projects that US combined corn, soybean and cotton area will decline by just over one percent year-over-year, which may lead to lower overall seed expenditures in 2018. However, we expect US soybean growers to continue their rapid adoption of dicamba-resistant soybeans.

Potash Market Outlook

Strong customer engagement and positive potash sector fundamentals continued to support potash deliveries during the first quarter of 2018, and we expect potash demand to remain robust as a result of high underlying consumption and relatively low inventory levels in most major markets. We have increased our global potash shipment forecast to 64.5 and 66.5 million tonnes for 2018.

We expect normal North American potash application rates, supported by good affordability and the need to replace nutrients removed by last year's harvest.

Prices continued to firm in key spot markets, particularly in Brazil, where granular potash prices have continued to increase on new sales since the beginning of 2018. The Brazilian potash import pace is relatively flat compared to the record level in 2017, mostly supported by strong crop production and improved crop economics, particularly for soybeans.

In China, potash demand continued to be underpinned by supportive crop prices and farmers switching to more intensive fruit and vegetable production. In India, consecutive years of strong crop production in combination with some improvements in agronomic management have supported underlying potash consumption growth. We do not expect the recent reductions in the potash subsidy rates and the slight increase in the maximum retail prices to have a significant impact on Indian consumption growth in 2018. Potash demand remains reasonably strong in other Asian countries amid stable and profitable prices for a wide range of key crops.

Several global potash suppliers, including Canpotex, announced they are fully committed through at least June 2018. There has been limited saleable production from new greenfield mines to date and while these projects will continue to ramp-up, a portion of the new capacity will be offset by the closure of mines reaching end of life and product mix changes by some producers.

Nitrogen Market Outlook

The delayed start to the spring application season led to pressure on nitrogen prices as the supply chain filled and retailers were comfortable with inventory positions entering the spring application season.

However, we expect that the North American in-market urea and UAN supply and demand balance will remain tight through the end of the spring season, as combined supplies of the two products are down approximately 10 percent in the fertilizer-year-to-date due to the slow pace of offshore imports.

Chinese exportable urea supplies remain low and port inventories are down significantly year-over-year. Production levels have increased since early February 2018, which was expected in order to meet domestic spring demand. We expect between three and four million tonnes of Chinese urea exports in 2018, down from 4.7 million tonnes last year.

India has been an important source of urea demand in early 2018 as inventories began the year at low levels. Indian imports were up 100 percent year-over-year in the first quarter of 2018 and we expect imports to be supported by low inventories, but potential policy changes and the monsoon rainfall will be important drivers in the second half of the year.

Phosphate And Sulfate Market Outlook

Phosphate fertilizer prices have remained relatively firm and there is optimism among analysts about Indian demand, driven by tight DAP inventories and the increase in the second quarter phosphoric acid price. However, exportable supplies are expected to increase in the second quarter as Chinese prices have become more competitive, and new supply ramps up in Saudi Arabia and Morocco.

Sulfur prices have remained firm in the US, driven by tight supplies from traditional offshore suppliers, resulting in higher year-over-year production costs.

Financial Outlook And Guidance

Taking the above market factors into consideration, we have raised the guidance range for potash sales volumes and EBITDA to 12.0 to 12.5 million tonnes and $1.2 to $1.4 billion respectively. Our guidance for Nitrogen EBITDA increased to $1.0 to $1.2 billion.

We are providing phosphate and sulfate EBITDA guidance of $0.20 billion to $0.25 billion, which is in line with our previous year's results.

Our effective tax rate on continuing operations range of 22 to 24 percent is down from our previous guidance primarily due to changes in forecasted earnings mix in different tax jurisdictions.

Income from investments in APC and SQM will be recorded as dividend income (net of tax) in discontinued operations and is expected to range between $140 to $150 million. These amounts are included in our earnings per share guidance but are not included in EBITDA guidance.

We have revised our full-year foreign exchange rate assumption to CAD$1.27 per US dollar, slightly higher than previous guidance.

Based on these factors, we are increasing our full-year 2018 earnings guidance to $2.20 to $2.60 per share and providing first half 2018 guidance of $1.50 to $1.65 earnings per share.

All of the guidance numbers include the impact of expected in-year realized cash synergies of $175 to $225 million. Excluded from guidance are costs to achieve these ongoing synergies of $50 to $75 million as well as the impact of incremental depreciation and amortization of $250 million to $350 million resulting from the fair valuing of Agrium's assets and liabilities as of January 1, 2018 in accordance with purchase accounting.

EBITDA GUIDANCE
($ billions)



Source: Nutrien

Controls and Procedures

Disclosure Controls and Procedures

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. As of March 31, 2018, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under securities legislation is recorded, processed, summarized and reported as and when required and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

Effective January 1, 2018, pursuant to the merger of equals transactions contemplated by the Arrangement Agreement, dated September 11, 2016, PotashCorp and Agrium were acquired by Nutrien. As a result, Agrium and PotashCorp each became subsidiaries of Nutrien. For the quarter ended March 31, 2018, the company has designed internal control over financial reporting for Nutrien, while maintaining the internal control over financial reporting for its subsidiaries, PotashCorp and Agrium.

Forward-Looking Statements

This 2018 Quarterly Report, including the "Outlook" section of "Management's Discussion & Analysis of Financial Condition and Results of Operations," contains and incorporates by reference forward-looking statements or forward-looking information (within the meaning of the US Private Securities Litigation Reform Act of 1995, and other US federal securities laws and applicable Canadian securities laws) ("forward-looking statements") that relate to future events or our future financial performance. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as "should," "could," "expect," "may," "anticipate," "forecast," "believe," "intend," "estimates," "plans" and similar expressions. These statements are based on certain factors and assumptions as set forth in this Quarterly Report, including with respect to: foreign exchange rates, expected synergies, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements are subject to risks and uncertainties that are difficult to predict. The results or events set forth in forward-looking statements may differ materially from actual results or events. Several factors could cause actual results or events to differ materially from those expressed in forward-looking statements, including, but not limited to, the following: a number of matters relating to the Merger including the failure to realize the anticipated benefits of the Merger and to successfully integrate PotashCorp and Agrium, certain costs that we may incur as a result of the Merger, the ability to retain personnel as a result of the Merger and the effect of the Merger on our business and operations generally; risks related to diversion of management time from ongoing business operations due to the Merger; the risk that our credit ratings may be downgraded or there may be adverse conditions in the credit markets; any significant impairment of the carrying amount of certain of our assets; variations from our assumptions with respect to foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates; fluctuations in supply and demand in the fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks and uncertainties related to any operating and workforce changes made in response to our industry and the markets we serve, including mine and

inventory shutdowns; adverse or uncertain economic conditions and changes in credit and financial markets; economic and political uncertainty around the world; changes in capital markets; the results of sales contract negotiations; unexpected or adverse weather conditions; changes in currency and exchange rates; risks related to reputational loss; the occurrence of a major safety incident; inadequate insurance coverage for a significant liability; inability to obtain relevant permits for our operations; catastrophic events or malicious acts, including terrorism; certain complications that may arise in our mining process, including water inflows; risks and uncertainties related to our international operations and assets; our ownership of non-controlling equity interests in other companies; our prospects to reinvest capital in strategic opportunities and acquisitions; risks associated with natural gas and other hedging activities; security risks related to our information technology systems; imprecision in reserve estimates; costs and availability of transportation and distribution for our raw materials and products, including railcars and ocean freight; changes in, and the effects of, government policies and regulations; earnings and the decisions of taxing authorities which could affect our effective tax rates; increases in the price or reduced availability of the raw materials that we use; our ability to attract, develop, engage and retain skilled employees; strikes or other forms of work stoppage or slowdowns; rates of return on, and the risks associated with, our investments and capital expenditures; timing and impact of capital expenditures; the impact of further innovation; adverse developments in new and pending legal proceedings or government investigations; and violations of our governance and compliance policies. These risks and uncertainties and additional risks and uncertainties can be found in Schedule B of the BAR and in our filings with the SEC and the Canadian provincial securities commissions. The purpose of our expected diluted earnings per share, consolidated EBITDA and EBITDA by segment guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. Forward-looking statements in or incorporated into this report are given only as at the date of this report or the document incorporated into this report and the company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

APPENDIX

Non-IFRS Financial Measures

Nutrien uses EBITDA (a non-IFRS financial measure) as a supplemental measure. EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants. EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization.

Generally, this measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA is not a measure of financial performance (nor does it have a standardized meaning) under IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Nutrien also uses non-IFRS combined historical information in the evaluation of its operations and financial position. This information is useful as it provides a measure of what the combined results may have been had PotashCorp and Agrium merged on January 1, 2017. The combined historical results for Nutrien were calculated by adding the historical IFRS financial statements prepared by PotashCorp and Agrium and then eliminating intercompany transactions and reclassifying line items to conform with Nutrien's financial statement presentation. This combined historical information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, adjustments related to the PPA and the impact of discontinued operations.

The combined historical information may differ from the Nutrien pro forma earnings and balance sheet presented in the BAR as the pro forma information therein required certain adjustments under applicable securities laws and accounting standards that the company believes do not provide as useful a measure as the combined historical financial information. The primary differences in the statement of earnings were the pro forma finance costs were reduced by the amortization of the change in carrying amount of Agrium's debt resulting from the PPA and the pro forma other expenses were adjusted to remove any Merger related costs. There were no comparable adjustments in the combined historical financial information. The primary differences in the balance sheet were the pro forma adjusted for the estimated proceeds from the sale of SQM, APC, ICL and Agrium's Conda Idaho phosphate production facility and adjacent phosphate mineral rights at December 31, 2017 while there was no adjustment in the combined historical financial information and the PPA in the pro forma was largely allocated to goodwill as fewer provisional fair value adjustments were known at the time of its preparation.

The company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien's financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Nutrien EBITDA for the Three Months Ended March 31, 2018

	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others and eliminations	Nutrien
Net (loss) earnings from continuing operations before finance costs and income taxes	$ (133)	$ 237	$ 132	$ 23	$ (183)	$ 76
Depreciation and amortization	123	91	129	51	17	411
EBITDA	$ (10)	$ 328	$ 261	$ 74	$ (166)	$ 487

Nutrien Combined Historical Balance Sheet as at December 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments [1]	Nutrien
Assets				
Current assets				
Cash and cash equivalents	$ 116	$ 466	$ –	$ 582
Receivables	489	2,406	18 [2]	2,913
Income tax receivables	–	18	(18) [2]	–
Inventories	788	3,321	–	4,109
Prepaid expenses and other current assets	72	1,004	120 [3]	1,196
Other current assets	–	120	(120) [3]	–
	1,465	7,335	–	8,800
Assets held for sale	1,858	105	–	1,963
	3,323	7,440	–	10,763
Non-current assets				
Property, plant and equipment	12,971	7,091	–	20,062
Goodwill	–	2,228	97 [4]	2,325
Other intangible assets	166	518	(97) [4]	587
Investments	30	522	262 [5]	814
Available for sale investments	262	–	(262) [5]	–
Deferred income tax assets	–	85	(85) [6]	–
Other assets	246	58	85 [6]	389
Total Assets	$ 16,998	$ 17,942	$ –	$ 34,940

[1] The following balances do not reflect the issuance of new shares or the PPA resulting from the Merger.
[2] Reclassified Agrium income tax receivables as part of receivables.
[3] Reclassified Agrium other current assets as part of prepaid expenses and other current assets.
[4] Reclassified PotashCorp goodwill from intangibles to a separate line item.
[5] Combined investments in equity-accounted investees and available for sale.
[6] Reclassified Agrium deferred income tax assets as part of other assets.
[7] Reclassified PotashCorp current portion of long-term debt as a separate line item.
[8] Reclassified Agrium income taxes payable as part of payables and accrued charges.
[9] Reclassified PotashCorp current portion of derivative instrument liabilities as part of payables and accrued charges.
[10] Reclassified Agrium current portion of other provisions as part of payables and accrued charges.
[11] Reclassified PotashCorp derivative instrument liabilities as part of other non-current liabilities.
[12] Reclassified Agrium non-controlling interests as part of other non-current liabilities.

	Historical PotashCorp	Historical Agrium	Adjustments [1]	Nutrien
Liabilities				
Current liabilities				
Short-term debt	$ 730	$ 867	$ – [7]	$ 1,597
Payables and accrued charges	807	5,206	119 [8,9,10]	6,132
Income taxes payable	–	27	(27) [8]	–
Current portion of long-term debt	–	11	– [7]	11
Current portion of derivative instrument liabilities	29	–	(29) [9]	–
Current portion of other provisions	–	63	(63) [10]	–
Deferred income tax liabilities on assets held for sale	36	–	–	36
	1,602	6,174	–	7,776
Non-current liabilities				
Long-term debt	3,711	4,397	–	8,108
Deferred income tax liabilities	2,205	473	–	2,678
Pension and other post-retirement benefit liabilities	440	142	–	582
Asset retirement obligations and accrued environmental costs	651	522	–	1,173
Derivative instrument liabilities	35	–	(35) [11]	–
Other non-current liabilities	51	106	42 [11,12]	199
Total Liabilities	8,695	11,814	7	20,516
Shareholders' Equity				
Share capital	1,806	1,776	–	3,582
Contributed surplus	230	–	–	230
Accumulated other comprehensive income (loss)	25	(1,116)	–	(1,091)
Retained earnings	6,242	5,461	–	11,703
	8,303	6,121	–	14,424
Non-controlling interests	–	7	(7) [12]	–
Total Shareholders' Equity	8,303	6,128	(7)	14,424
Total Liabilities and Shareholders' Equity	$ 16,998	$ 17,942	$ –	$ 34,940

Nutrien Combined Historical Statement of Earnings and EBITDA for the Three Months Ended March 31, 2017

	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Nutrien
Sales	$ 2,240	$ 561	$ 785	$ 383	$ –	$ (232)	$ 3,737
Freight, transportation and distribution	–	(92)	(79)	(44)	–	–	(215)
Cost of goods sold	(1,806)	(269)	(518)	(305)	–	214	(2,684)
Gross margin	434	200	188	34	–	(18)	838
Selling expenses	(448)	(3)	(9)	(3)	3	–	(460)
General and administrative expenses	(25)	(1)	(2)	(3)	(73)	–	(104)
Provincial mining and other taxes	–	(36)	–	–	–	–	(36)
Earnings of equity-accounted investees	6	–	17	–	1	–	24
Other income (expenses)	1	(4)	(12)	(3)	(22)	–	(40)
(Loss) earnings before finance costs and income taxes	(32)	156	182	25	(91)	(18)	222
Finance costs	–	–	–	–	(118)	–	(118)
(Loss) earnings before income taxes	(32)	156	182	25	(209)	(18)	104
Income tax recovery	–	–	–	–	(7)	–	(7)
Net (loss) earnings from continuing operations	$ (32)	$ 156	$ 182	$ 25	$ (216)	$ (18)	$ 97
Finance costs	–	–	–	–	118	–	118
Income tax recovery	–	–	–	–	7	–	7
Depreciation and amortization	71	84	68	63	13	–	299
EBITDA	$ 39	$ 240	$ 250	$ 88	$ (78)	$ (18)	$ 521

EBITDA Reconciliation to historical	**Nutrien**
PotashCorp	$ 393
Agrium	196
Combined EBITDA	589
Adjustments:	
Remove APC and SQM	(38)
Remove ICL	(8)
Remove Conda	(11)
Retail finance costs from operations	(11)
Other	
Nutrien EBITDA	$ 521

Nutrien Combined Historical Summary Cash Flow Information for the Three Months Ended March 31, 2017

	Historical PotashCorp	Historical Agrium	**Nutrien**
Cash provided by operating activities	223	178	401
Cash used in investing activities	(132)	(187)	(319)
Cash used in financing activities	(61)	(160)	(221)
Effect of exchange rate changes on cash and cash equivalents	–	19	19

Nutrien Combined Historical Retail Segment EBITDA For The Three Months Ended March 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ –	$ 2,227	$ –	$ 2,227
Intersegment	–	13	–	13
Total Sales	–	2,240	–	2,240
Cost of goods sold	–	(1,806)	–	(1,806)
Gross margin	–	434	–	434
Selling expenses	–	(448)	–	(448)
General and administrative expenses	–	(25)	–	(25)
Earnings of equity-accounted investees	–	6	–	6
Other income (expenses)	–	12	(11) [1]	1
Loss before finance costs and income taxes	–	(21)	(11)	(32)
Depreciation and amortization	–	71	–	71
EBITDA	$ –	$ 50	$ (11)	$ 39

[1] Finance costs associated with retail operations will be allocated to retail segment, and presented in other income (expenses).

Nutrien Combined Historical Potash Segment EBITDA For The Three Months Ended March 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 429	$ 90	$ –	$ 519
Intersegment	–	42	–	42
Total Sales	429	132	–	561
Freight, transportation and distribution	(64)	–	(28) [1]	(92)
Cost of goods sold	(205)	(97)	33 [1,4]	(269)
Gross margin	160	35	5	200
Selling expenses	–	(1)	(2) [4]	(3)
General and administrative expenses	–	(1)	– [3,4]	(1)
Provincial mining and other taxes	(34)	–	(2) [2,4]	(36)
Other expenses	–	(2)	(2) [2,4]	(4)
Earnings before finance costs and income taxes	126	31	(1)	156
Depreciation and amortization	55	29	–	84
EBITDA	$ 181	$ 60	$ (1)	$ 240

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To separately present legacy Agrium provincial mining taxes.

[3] To reclassify legacy Agrium costs related to business support functions to others.

[4] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Nitrogen Segment EBITDA for the Three Months Ended March 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 375	$ 182	$ 117 [2]	$ 674
Intersegment	22	58	31 [2,4]	111
Total Sales	397	240	148	785
Freight, transportation and distribution	(32)	–	(47) [1]	(79)
Cost of goods sold	(257)	(163)	(87) [1,2,4]	(507)
Cost of intersegment purchases	(11)	–	–	(11)
Gross margin	97	77	14	188
Selling expenses	–	(3)	(6) [2,5]	(9)
General and administrative expenses	–	(2)	– [2,3,5]	(2)
Earnings of equity-accounted investees	–	–	17 [2,5]	17
Other expenses	–	(9)	(3) [2,5]	(12)
Earnings before finance costs and income taxes	97	63	22	182
Depreciation and amortization	50	16	2 [2,4]	68
EBITDA	$ 147	$ 79	$ 24	$ 250

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3] To reclassify legacy Agrium costs related to business support functions to others.

[4] To record profit on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Phosphate and Sulfate Segment EBITDA for the Three Months Ended March 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 308	$ 90	$ (62) [2, 3, 6]	$ 336
Intersegment	–	44	3 [2, 3]	47
Total Sales	308	134	(59)	383
Freight, transportation and distribution	(37)	–	(7) [1, 3, 6]	(44)
Cost of goods sold	(249)	(127)	82 [1, 2, 3, 4, 6]	(294)
Cost of intersegment purchases	(11)	–	–	(11)
Gross margin	11	7	16	34
Selling expenses	–	(1)	(2) [5]	(3)
General and administrative expenses	–	(1)	(2) [2, 5]	(3)
Other expenses	–	(2)	(1) [3, 5]	(3)
Earnings before finance costs and income taxes	11	3	11	25
Depreciation and amortization	58	16	(11) [2, 3, 4]	63
EBITDA	$ 69	$ 19	$ –	$ 88

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3] To remove the operating results of Conda from legacy Agrium historical financial statements.

[4] To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

[6] To reclassify certain products to others segment.

Nutrien Combined Historical Others Segment and Eliminations EBITDA for the Three Months Ended March 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ –	$ –	$ –	$ –
Intersegment	–	(195)	(37) [1, 2, 9, 11]	(232)
Total Sales	–	(195)	(37)	(232)
Cost of goods sold	–	177	37 [1, 2, 9, 11]	214
Gross margin	–	(18)	–	(18)
Selling and administrative expenses	(50)	–	50 [10]	–
Selling expenses	–	4	(1) [10]	3
General and administrative expenses	–	(29)	(44) [4, 5, 10]	(73)
Share-based payments	–	(3)	3 [4]	–
Earnings of equity-accounted investees	39	1	(39) [7, 10]	1
Dividend income	8	–	(8) [8]	–
Other expenses	(10)	(8)	(4) [10, 12]	(22)
Loss before finance costs and income taxes	(13)	(53)	(43)	(109)
Finance costs	(59)	(23)	(36) [3, 6]	(118)
Finance costs related to long-term debt	–	(47)	47 [6]	–
Loss before taxes	(72)	(123)	(32)	(227)
Income tax (recovery) expense	(13)	3	3 [7]	(7)
Net loss from continuing operations	(85)	(120)	(29)	(234)
Finance costs	59	23	36 [3, 6]	118
Finance costs related to long-term debt	–	47	(47) [6]	–
Income taxes	13	(3)	(3) [7]	7
Depreciation and amortization	9	4	–	13
EBITDA	$ (4)	$ (49)	$ (43)	$ (96)

[1] To eliminate sales made from PotashCorp to Agrium.

[2] To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate segment.

[3] Finance costs associated with retail operations will be allocated to retail segment, and presented in other (expenses) income.

[4] To reclassify legacy Agrium's share-based payments to general and administrative expenses.

[5] To reclassify legacy Agrium costs related to business support functions to others.

[6] To reclassify finance costs related to long-term debt to finance costs.

[7] To eliminate the earnings of legacy PotashCorp's investments in SQM and APC.

[8] To eliminate the earnings of legacy PotashCorp's investment in ICL.

[9] To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.

[10] To allocate legacy PotashCorp corporate selling and administrative expenses to segments.

[11] To remove intersegment sales related to Conda.

[12] To reclassify certain phosphate products to others segment.

Nutrien Combined Historical Statement of Other Comprehensive Income
for the Three Months Ended March 31, 2017

	Historical PotashCorp	Historical Agrium [1]	Nutrien
Items that will not be reclassified to net earnings			
Net actuarial loss on defined benefit plans	$ –	$ (2)	$ (2)
Financial instruments measured at fair value through other comprehensive income			
Net fair value gain during the period	33	–	33
Items that may be subsequently reclassified to net earnings			
Cash flow hedges			
Cash flow hedges	(5)	(18)	(23)
Reclassification of earnings to net loss	8	–	8
Foreign currency translation			
Gains on translation of net foreign operations	–	65	65
Reclassification to earnings	–	5	5
Associates and joint ventures			
Share of other comprehensive loss	–	(21)	(21)
Other	3	–	3
Other comprehensive income	$39	$ 29	$ 68

[1] Where applicable, amounts were aggregated with their deferred tax effects to conform to Nutrien's method of presentation.

Nutrien Combined Historical Statement of Earnings and EBITDA for the Three Months Ended June 30, 2017

	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Nutrien
Sales	$ 5,707	$ 611	$ 934	$ 361	$ –	$ (265)	$ 7,348
Freight, transportation and distribution	–	(76)	(114)	(44)	–	–	(234)
Cost of goods sold	(4,408)	(273)	(624)	(315)	–	297	(5,323)
Gross margin	1,299	262	196	2	–	32	1,791
Selling expenses	(574)	(4)	(7)	(2)	5	–	(582)
General and administrative expenses	(28)	(1)	(3)	(3)	(63)	–	(98)
Provincial mining and other taxes	–	(46)	–	–	–	–	(46)
Earnings of equity-accounted investees	4	–	5	–	(1)	–	8
Dividend income	–	–	–	–	(1)	–	(1)
Other expenses	(12)	(7)	(7)	(2)	(49)	–	(77)
Earnings (loss) before finance costs and income taxes	689	204	184	(5)	(109)	32	995
Finance costs	–	–	–	–	(126)	–	(126)
Earnings (loss) before income taxes	689	204	184	(5)	(235)	32	869
Income taxes	–	–	–	–	(164)	–	(164)
Net earnings (loss) from continuing operations	$ 689	$ 204	$ 184	$ (5)	$ (399)	$ 32	$ 705
Finance costs	–	–	–	–	126	–	126
Income taxes	–	–	–	–	164	–	164
Depreciation and amortization	71	88	76	62	14	–	311
EBITDA	$ 760	$ 292	$ 260	$ 57	$ (95)	$ 32	$ 1,306

EBITDA Reconciliation to historical	Nutrien
PotashCorp	$ 368
Agrium	1,012
Combined EBITDA	1,380
Adjustments:	
Remove APC and SQM	(46)
Remove ICL	(5)
Remove Conda	(12)
Retail finance costs from operations	(11)
Nutrien EBITDA	$ 1,306

Nutrien Combined Historical Retail Segment EBITDA for the Three Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ –	$ 5,694	$ –	$ 5,694
Intersegment	–	13	–	13
Total Sales	–	5,707	–	5,707
Cost of goods sold	–	(4,408)	–	(4,408)
Gross margin	–	1,299	–	1,299
Selling expenses	–	(574)	–	(574)
General and administrative expenses	–	(28)	–	(28)
Earnings of equity-accounted investees	–	4	–	4
Other expenses	–	(1)	(11)[1]	(12)
Earnings before finance costs and income taxes	–	700	(11)	689
Depreciation and amortization	–	71	–	71
EBITDA	$ –	$ 771	$ (11)	$ 760

[1] Finance costs associated with retail operations will be allocated to retail segment, and presented in other expenses.

Nutrien Combined Historical Potash Segment EBITDA For The Three Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 461	$ 116	$ –	$ 577
Intersegment	–	34	–	34
Total Sales	461	150	–	611
Freight, transportation and distribution	(50)	–	(26)[1]	(76)
Cost of goods sold	(198)	(106)	31[1,4]	(273)
Gross margin	213	44	5	262
Selling expenses	–	(2)	(2)[4]	(4)
General and administrative expenses	–	(1)	–[3,4]	(1)
Provincial mining and other taxes	(44)	–	(2)[2,4]	(46)
Other expenses	–	(5)	(2)[2,4]	(7)
Earnings before finance costs and income taxes	169	36	(1)	204
Depreciation and amortization	56	32	–	88
EBITDA	$ 225	$ 68	$ (1)	$ 292

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To separately present legacy Agrium provincial mining taxes.

[3] To reclassify legacy Agrium costs related to business support functions to others.

[4] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Nitrogen Segment EBITDA for the Three Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 384	$ 277	$ 118[2]	$ 779
Intersegment	17	91	47[2,4]	155
Total Sales	401	368	165	934
Freight, transportation and distribution	(32)	–	(82)[1]	(114)
Cost of goods sold	(292)	(255)	(68)[1,2,4]	(615)
Cost of intersegment purchases	(9)	–	–	(9)
Gross margin	68	113	15	196
Selling expenses	–	(3)	(4)[5]	(7)
General and administrative expenses	–	(3)	–[2,3,5]	(3)
Share of earnings of equity-accounted investees	–	–	5[2,5]	5
Other expenses	–	(6)	(1)[2,5]	(7)
Earnings before finance costs and income taxes	68	101	15	184
Depreciation and amortization	47	26	3[2,4]	76
EBITDA	$ 115	$ 127	$ 18	$ 260

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3] To reclassify legacy Agrium costs related to business support functions to others.

[4] To record profit on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Phosphate and Sulfate Segment EBITDA for the Three Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 275	$ 86	$ (43) [2, 3, 6]	$ 318
Intersegment	–	51	(8) [2, 3]	43
Total Sales	275	137	(51)	361
Freight, transportation and distribution	(34)	–	(10) [1, 3, 6]	(44)
Cost of goods sold	(259)	(129)	81 [1, 2, 3, 4, 6]	(307)
Cost of intersegment purchases	(8)	–	–	(8)
Gross margin	(26)	8	20	2
Selling expenses	–	(1)	(1) [3, 5]	(2)
General and administrative expenses	–	(1)	(2) [2, 5]	(3)
Other expenses	–	(2)	– [2, 5]	(2)
(Loss) earnings before finance costs and income taxes	(26)	4	17	(5)
Depreciation and amortization	56	17	(11) [2, 3, 4]	62
EBITDA	$ 30	$ 21	$ 6	$ 57

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3] To remove the operating results of Conda from legacy Agrium historical financial statements.

[4] To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

[6] To reclassify certain phosphate products to others segment.

Nutrien Combined Historical Others Segment and Eliminations EBITDA for the Three Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ –	$ –	$ –	$ –
Intersegment	–	(236)	(29) [1, 2, 9, 11]	(265)
Total Sales	–	(236)	(29)	(265)
Cost of goods sold	–	268	29 [1, 2, 9, 11]	297
Gross margin	–	32	–	32
Selling and administrative expenses	(48)	–	48 [10]	–
Selling expenses	–	5	–	5
General and administrative expenses	–	(26)	(37) [4, 5, 10]	(63)
Share-based payments	–	3	(3) [4]	–
Earnings of equity-accounted investees	49	(2)	(48) [7, 10]	(1)
Dividend income	4	–	(5) [8]	(1)
Other expenses	(16)	(31)	(2) [10, 12]	(49)
Loss before finance costs and income taxes	(11)	(19)	(47)	(77)
Finance costs	(61)	(24)	(41) [3, 6]	(126)
Finance costs related to long-term debt	–	(52)	52 [6]	–
Loss before taxes	(72)	(95)	(36)	(203)
Income tax expense (recovery)	62	(222)	(4) [7, 11]	(164)
Net loss from continuing operations	(10)	(317)	(40)	(367)
Finance costs	61	24	41 [3, 6]	126
Finance costs related to long-term debt	–	52	(52) [6]	–
Income taxes	(62)	222	4 [7, 11]	164
Depreciation and amortization	9	5	–	14
EBITDA	$ (2)	$ (14)	$ (47)	$ (63)

[1] To eliminate sales made from PotashCorp to Agrium.

[2] To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate segment.

[3] Finance costs associated with retail operations will be allocated to retail segment, and presented in other expenses.

[4] To reclassify legacy Agrium's share-based payments to general and administrative expenses.

[5] To reclassify legacy Agrium costs related to business support functions to others.

[6] To reclassify finance costs related to long-term debt to finance costs.

[7] To eliminate the earnings of legacy PotashCorp's investments in SQM and APC.

[8] To eliminate the earnings of legacy PotashCorp's investment in ICL.

[9] To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.

[10] To allocate legacy PotashCorp all others segment selling and administrative expenses to segments.

[11] To remove intersegment sales related to Conda.

[12] To reclassify certain phosphate products to others segment.

Nutrien Combined Historical Statement of Earnings and EBITDA for the Three Months Ended September 30, 2017

	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Nutrien
Sales	$ 2,067	$ 696	$ 566	$ 416	$ –	$ (159)	$ 3,586
Freight, transportation and distribution	–	(106)	(70)	(60)	–	–	(236)
Cost of goods sold	(1,549)	(323)	(441)	(396)	–	152	(2,557)
Gross margin	518	267	55	(40)	–	(7)	793
Selling expenses	(468)	(3)	(8)	(1)	3	–	(477)
General and administrative expenses	(21)	(1)	(3)	(2)	(118)	–	(145)
Provincial mining and other taxes	–	(48)	–	–	–	–	(48)
Earnings of equity-accounted investees	(2)	–	8	–	–	–	6
Dividend income	–	–	–	–	1	–	1
Other income (expenses)	5	(5)	(5)	(2)	(49)	–	(56)
Earnings (loss) before finance costs and income taxes	32	210	47	(45)	(163)	(7)	74
Finance costs	–	–	–	–	(135)		(135)
Earnings (loss) before income taxes	32	210	47	(45)	(298)	(7)	(61)
Income taxes	–	–	–	–	8		8
Net earnings (loss) from continuing operations	$ 32	$ 210	$ 47	$ (45)	$ (290)	$ (7)	$ (53)
Finance costs	–	–	–	–	135	–	135
Income taxes	–	–	–	–	(8)	–	(8)
Depreciation and amortization	73	93	66	56	13	–	301
EBITDA	$ 105	$ 303	$ 113	$ 11	$ (150)	$ (7)	$ 375

EBITDA Reconciliation to historical	**Nutrien**
PotashCorp	$ 315
Agrium	100
Combined EBITDA	415
Adjustments:	
Remove APC and SQM	(31)
Remove ICL	(4)
Retail finance costs from operations	(5)
Nutrien EBITDA	$ 375

Nutrien Combined Historical Retail Segment EBITDA For The Three Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ —	$ 2,059	$ —	$ 2,059
Intersegment	—	8	—	8
Total Sales	—	2,067	—	2,067
Cost of goods sold	—	(1,549)	—	(1,549)
Gross margin	—	518	—	518
Selling expenses	—	(468)	—	(468)
General and administrative expenses	—	(21)	—	(21)
Earnings of equity-accounted investees	—	(2)	—	(2)
Other income	—	10	(5)[1]	5
Earnings before finance costs and income taxes	—	37	(5)	32
Depreciation and amortization	—	73	—	73
EBITDA	$ —	$ 110	$ (5)	$ 105

[1] Finance costs associated with retail operations will be allocated to retail segment, and presented in other income.

Nutrien Combined Historical Potash Segment EBITDA For The Three Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 595	$ 79	$ 1[4]	$ 675
Intersegment	—	21	—	21
Total Sales	595	100	1	696
Freight, transportation and distribution	(85)	—	(21)[1]	(106)
Cost of goods sold	(256)	(90)	23[1,4,5]	(323)
Gross margin	254	10	3	267
Selling expenses	—	(1)	(2)[5]	(3)
General and administrative expenses	—	(1)	—[3,5]	(1)
Provincial mining and other taxes	(47)	—	(1)[2,5]	(48)
Other expenses	—	(3)	(2)[2,5]	(5)
Earnings before finance costs and income taxes	207	5	(2)	210
Depreciation and amortization	72	21	—	93
EBITDA	$ 279	$ 26	$ (2)	$ 303

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To separately present legacy Agrium provincial mining taxes.

[3] To reclassify legacy Agrium costs related to business support functions to others.

[4] To reclassify legacy Agrium potash purchased for resale to potash segment.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Nitrogen Segment EBITDA for the Three Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 288	$ 140	$ 65[2]	$ 493
Intersegment	15	41	17[2,4]	73
Total Sales	303	181	82	566
Freight, transportation and distribution	(33)	—	(37)[1]	(70)
Cost of goods sold	(240)	(153)	(39)[1,2,4]	(432)
Cost of intersegment purchases	(9)	—	—	(9)
Gross margin	21	28	6	55
Selling expenses	—	(3)	(5)[2,5]	(8)
General and administrative expenses	—	(3)	—[2,3,5]	(3)
Share of earnings of equity-accounted investees	—	—	8[2,5]	8
Other expenses	—	(3)	(2)[5]	(5)
Earnings before finance costs and income taxes	21	19	7	47
Depreciation and amortization	47	17	2[2,4]	66
EBITDA	$ 68	$ 36	$ 9	$ 113

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy "wholesale other" Agrium segment between nitrogen and phosphate and sulfate.

[3] To reclassify legacy Agrium costs related to business support functions to others.

[4] To record profit on legacy Agrium transfers of ammonia to phosphate segment not previously recorded.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Phosphate and Sulfate Segment EBITDA for the Three Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 351	$ 25	$ (9) [2, 6]	$ 367
Intersegment		35	14 [2]	49
Total Sales	351	60	5	416
Freight, transportation and distribution	(54)	–	(6) [1, 6]	(60)
Cost of goods sold	(336)	(64)	10 [1, 2, 3, 6]	(390)
Cost of intersegment purchases	(6)	–	–	(6)
Gross margin	(45)	(4)	9	(40)
Selling expenses	–	–	(1) [5]	(1)
General and administrative expenses	–	–	(2) [2, 5]	(2)
Other expenses	–	–	(2) [2, 5]	(2)
(Loss) earnings before finance costs and income taxes	(45)	(4)	4	(45)
Depreciation and amortization	52	3	1 [2, 3]	56
EBITDA	$ 7	$ (1)	$ 5	$ 11

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3] To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[4] Conda is included in discontinued operations for Q3 and Q4, no adjustment is required.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

[6] To reclassify certain products to others segment.

Nutrien Combined Historical Others Segment and Eliminations EBITDA for the Three Months Ended September 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ –	$ –	$ –	$ –
Intersegment		(128)	(31) [1, 2, 9, 11]	(159)
Total Sales	–	(128)	(31)	(159)
Cost of goods sold	–	121	31 [1, 2, 9, 11]	152
Gross margin	–	(7)	–	(7)
Selling and administrative expenses	(56)	–	56 [10]	–
Selling expenses	–	4	(1) [10]	3
General and administrative expenses	–	(29)	(89) [4, 5, 10]	(118)
Share-based payments	–	(40)	40 [4]	–
Earnings of equity-accounted investees	33	–	(33) [7, 10]	–
Dividend income	5	–	(4) [8]	1
Other expenses	(30)	(19)	– [10, 12]	(49)
Loss before finance costs and income taxes	(48)	(91)	(31)	(170)
Finance costs	(60)	(24)	(51) [3, 6]	(135)
Finance costs related to long-term debt	–	(56)	56 [6]	–
Loss before taxes	(108)	(171)	(26)	(305)
Income tax expense (recovery)	(22)	32	(2) [7]	8
Net loss from continuing operations	(130)	(139)	(28)	(297)
Finance costs	60	24	51 [3, 6]	135
Finance costs related to long-term debt	–	56	(56) [6]	–
Income taxes	22	(32)	2 [7]	(8)
Depreciation and amortization	9	4	–	13
EBITDA	$ (39)	$ (87)	$ (31)	$ (157)

[1] To eliminate sales made from PotashCorp to Agrium.

[2] To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate and sulfate business unit.

[3] Finance costs associated with retail operations will be allocated to retail business unit, and presented in other expenses.

[4] To reclassify legacy Agrium's share-based payments to general and administrative expenses.

[5] To reclassify legacy Agrium costs related to business support functions to others.

[6] To reclassify finance costs related to long-term debt to finance costs.

[7] To eliminate the earnings of legacy PotashCorp's investments in SQM and APC.

[8] To eliminate the earnings of legacy PotashCorp's investment in ICL.

[9] To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.

[10] To allocate legacy PotashCorp all others segment selling and administrative expenses to business units.

[11] To remove intersegment sales related to Conda.

[12] To reclassify certain phosphate products to others segment.

Nutrien Combined Historical Statement of Earnings and EBITDA for the Three Months Ended December 31, 2017

		Retail		Potash		Nitrogen		Phosphate and Sulfate		Others		Eliminations		Nutrien
Sales	$	2,089	$	523	$	701	$	401	$	–	$	(216)	$	3,498
Freight, transportation and distribution		–		(60)		(84)		(56)		–		–		(200)
Cost of goods sold		(1,394)		(259)		(501)		(633)		–		218		(2,569)
Gross margin		695		204		116		(288)		–		2		729
Selling expenses		(517)		(2)		(7)		(2)		4		–		(524)
General and administrative expenses		(26)		(2)		(5)		–		(123)		–		(156)
Provincial mining and other taxes		–		(29)		–		–		–		–		(29)
Earnings of equity-accounted investees		1		1		5		–		1		–		8
Other income (expenses)		14		(4)		(1)		–		(137)		–		(128)
Earnings (loss) before finance costs and income taxes		167		168		108		(290)		(255)		2		(100)
Finance costs		–		–		–		–		(136)		–		(136)
Earnings (loss) before income taxes		167		168		108		(290)		(391)		2		(236)
Income taxes		–		–		–		–		143		–		143
Net earnings (loss) from continuing operations	$	167	$	168	$	108	$	(290)	$	(248)	$	2	$	(93)
Finance costs		–		–		–		–		136		–		136
Income taxes		–		–		–		–		(143)		–		(143)
Depreciation and amortization		74		80		81		59		16		–		310
EBITDA	$	241	$	248	$	189	$	(231)	$	(239)	$	2	$	210

EBITDA Reconciliation to historical		**Nutrien**
PotashCorp	$	(43)
Agrium		260
Combined EBITDA		217
Adjustments:		
Retail finance costs from operations		(7)
Nutrien EBITDA	$	210

Nutrien Combined Historical Retail Segment EBITDA for the Three Months Ended December 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ –	$ 2,076	$ –	$ 2,076
Intersegment	–	13	–	13
Total Sales	–	2,089	–	2,089
Cost of goods sold	–	(1,394)	–	(1,394)
Gross margin	–	695	–	695
Selling expenses	–	(517)	–	(517)
General and administrative expenses	–	(26)	–	(26)
Earnings of equity-accounted investees	–	1	–	1
Other income	–	21	(7) [1]	14
Earnings before finance costs and income taxes	–	174	(7)	167
Depreciation and amortization	–	74	–	74
EBITDA	$ –	$ 248	$ (7)	$ 241

[1] Finance costs associated with retail operations will be allocated to retail segment, and presented in other income.

Nutrien Combined Historical Potash Segment EBITDA for the Three Months Ended December 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 383	$ 101	$ 3 [4]	$ 487
Intersegment	–	36	–	36
Total Sales	383	137	3	523
Freight, transportation and distribution	(36)	–	(24) [1]	(60)
Cost of goods sold	(189)	(97)	27 [1, 4, 5]	(259)
Gross margin	158	40	6	204
Selling expenses	–	(1)	(1) [5]	(2)
General and administrative expenses	–	(3)	1 [3, 5]	(2)
Provincial mining and other taxes	(26)	–	(3) [2, 5]	(29)
Earnings of equity-accounted investees	–	–	1 [5]	1
Other expenses	–	(3)	(1) [2, 5]	(4)
Earnings before finance costs and income taxes	132	33	3	168
Depreciation and amortization	49	31	–	80
EBITDA	$ 181	$ 64	$ 3	$ 248

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To separately present legacy Agrium provincial mining taxes.

[3] To reclassify legacy Agrium costs related to business support functions to others.

[4] To reclassify legacy Agrium potash purchased for resale to potash segment.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Nitrogen Segment EBITDA for the Three Months Ended December 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 348	$ 156	$ 87 [2]	$ 591
Intersegment	20	64	26 [2, 4]	110
Total Sales	368	220	113	701
Freight, transportation and distribution	(32)	–	(52) [1]	(84)
Cost of goods sold	(257)	(186)	(49) [1, 2, 4]	(492)
Cost of intersegment purchases	(9)	–	–	(9)
Gross margin	70	34	12	116
Selling expenses	–	(3)	(4) [2, 5]	(7)
General and administrative expenses	–	(5)	– [2, 3, 5]	(5)
Share of earnings of equity-accounted investees	–	–	5 [2]	5
Other expenses	–	–	(1) [5]	(1)
Earnings before finance costs and income taxes	70	26	12	108
Depreciation and amortization	59	20	2 [2, 4]	81
EBITDA	$ 129	$ 46	$ 14	$ 189

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3] To reclassify legacy Agrium costs related to business support functions to others.

[4] To record profit on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Phosphate and Sulfate Segment EBITDA for the Three Months Ended December 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ 350	$ 19	$ (9) [2, 6]	$ 360
Intersegment	–	28	13 [2]	41
Total Sales	350	47	4	401
Freight, transportation and distribution	(48)	–	(8) [1, 6]	(56)
Cost of goods sold	(597)	(49)	24 [1, 2, 3, 6]	(622)
Cost of intersegment purchases	(11)	–	–	(11)
Gross margin	(306)	(2)	20	(288)
Selling expenses	–	(1)	(1) [5]	(2)
General and administrative expenses	–	1	(1) [5]	–
Other income	–	1	(1) [5]	–
(Loss) earnings before finance costs and income taxes	(306)	(1)	17	(290)
Depreciation and amortization	54	5	– [2, 3]	59
EBITDA	$ (252)	$ 4	$ 17	$ (231)

[1] To separately present legacy Agrium direct and indirect freight costs.

[2] To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate.

[3] To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[4] Conda is included in discontinued operations in Q3 and Q4, therefore no adjustment is required.

[5] To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

[6] To reclassify certain products to others segment.

Nutrien Combined Historical Others Segment and Eliminations EBITDA for the Three Months Ended December 31, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales				
External	$ –	$ –	$ –	$ –
Intersegment		(173)	(43) [1, 2, 9, 11]	(216)
Total Sales	–	(173)	(43)	(216)
Cost of goods sold	–	175	43 [1, 2, 9, 11]	218
Gross margin	–	2	–	2
Selling and administrative expenses	(60)	–	60 [10]	–
Selling expenses	–	4	– [10]	4
General and administrative expenses	–	(37)	(86) [4, 5, 10]	(123)
Share-based payments	–	(29)	29 [4]	–
Earnings of equity-accounted investees	–	1	– [7, 10]	1
Dividend income	–	–	– [8]	–
Other expenses	(51)	(69)	(17) [10, 12]	(137)
Loss before finance costs and income taxes	(111)	(128)	(14)	(253)
Finance costs	(58)	(30)	(48) [3, 6]	(136)
Finance costs related to long-term debt	–	(55)	55 [6]	–
Loss before taxes	(169)	(213)	(7)	(389)
Income tax expense (recovery)	153	(10)	– [7]	143
Net loss from continuing operations	(16)	(223)	(7)	(246)
Finance costs	58	30	48 [3, 6]	136
Finance costs related to long-term debt	–	55	(55) [6]	–
Income taxes	(153)	10	– [7]	(143)
Depreciation and amortization	10	6	–	16
EBITDA	$ (101)	$ (122)	$ (14)	$ (237)

[1] To eliminate sales made from PotashCorp to Agrium.

[2] To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate and sulfate segment.

[3] Finance costs associated with retail operations will be allocated to retail segment, and presented in other expenses.

[4] To reclassify legacy Agrium's share-based payments to general and administrative expenses.

[5] To reclassify legacy Agrium costs related to business support functions to others.

[6] To reclassify finance costs related to long-term debt to finance costs.

[7] To eliminate the earnings of legacy PotashCorp's investments in SQM and APC.

[8] To eliminate the earnings of legacy PotashCorp's investment in ICL.

[9] To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.

[10] To allocate legacy PotashCorp all others segment selling and administrative expenses to segments.

[11] To remove intersegment sales related to Conda.

[12] To reclassify certain phosphate products to others segment.

Nutrien Combined Historical Statement of Earnings and EBITDA for the Year Ended December 31, 2017

	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Nutrien
Sales	$ 12,103	$ 2,391	$ 2,986	$ 1,561	$ –	$ (872)	$ 18,169
Freight, transportation and distribution	–	(334)	(347)	(204)	–		(885)
Cost of goods sold	(9,157)	(1,124)	(2,084)	(1,649)	–	881	(13,133)
Gross margin	2,946	933	555	(292)	–	9	4,151
Selling expenses	(2,007)	(12)	(31)	(8)	15	–	(2,043)
General and administrative expenses	(100)	(5)	(13)	(8)	(377)	–	(503)
Provincial mining and other taxes	–	(159)	–	–	–	–	(159)
Earnings of equity-accounted investees	9	1	35	–	1	–	46
Other income (expenses)	8	(20)	(25)	(7)	(257)	–	(301)
Earnings (loss) before finance costs and income taxes	856	738	521	(315)	(618)	9	1,191
Finance costs	–	–	–	–	(515)	–	(515)
Earnings (loss) before income taxes	856	738	521	(315)	(1,133)	9	676
Income taxes	–	–	–	–	(20)	–	(20)
Net earnings (loss) from continuing operations	$ 856	$ 738	$ 521	$ (315)	$ (1,153)	$ 9	$ 656
Finance costs	–	–	–	–	515	–	515
Income taxes	–	–	–	–	20	–	20
Depreciation and amortization	289	345	291	240	56	–	1,221
EBITDA	$ 1,145	$ 1,083	$ 812	$ (75)	$ (562)	$ 9	$ 2,412

EBITDA Reconciliation to historical	**Nutrien**
PotashCorp	$ 901
Agrium	1,546
Combined EBITDA	2,447
Adjustments:	
Allocate Retail finance costs	(35)
Nutrien EBITDA	$ 2,412

Nutrien Combined Historical Retail Segment EBITDA for the Year Ended December 31, 2017

	Q1	Q2	Q3	Q4	Nutrien
Sales					
External	$ 2,227	$ 5,694	$ 2,059	$ 2,076	$ 12,056
Intersegment	13	13	8	13	47
Total Sales	2,240	5,707	2,067	2,089	12,103
Cost of goods sold	(1,806)	(4,408)	(1,549)	(1,394)	(9,157)
Gross margin	434	1,299	518	695	2,946
Selling expenses	(448)	(574)	(468)	(517)	(2,007)
General and administrative expenses	(25)	(28)	(21)	(26)	(100)
Earnings of equity-accounted investees	6	4	(2)	1	9
Other income	1	(12)	5	14	8
Earnings before finance costs and income taxes	(32)	689	32	167	856
Depreciation and amortization	71	71	73	74	289
EBITDA	$ 39	$ 760	$ 105	$ 241	$ 1,145

Nutrien Combined Historical Potash Segment EBITDA for the Year Ended December 31, 2017

	Q1	Q2	Q3	Q4	Nutrien
Sales					
External	$ 519	$ 577	$ 675	$ 487	$ 2,258
Intersegment	42	34	21	36	133
Total Sales	561	611	696	523	2,391
Freight, transportation and distribution	(92)	(76)	(106)	(60)	(334)
Cost of goods sold	(269)	(273)	(323)	(259)	(1,124)
Gross margin	200	262	267	204	933
Selling expenses	(3)	(4)	(3)	(2)	(12)
General and administrative expenses	(1)	(1)	(1)	(2)	(5)
Provincial mining and other taxes	(36)	(46)	(48)	(29)	(159)
Earnings of equity-accounted investees	–	–	–	1	1
Other expenses	(4)	(7)	(5)	(4)	(20)
Earnings before finance costs and income taxes	156	204	210	168	738
Depreciation and amortization	84	88	93	80	345
EBITDA	$ 240	$ 292	$ 303	$ 248	$ 1,083

Nutrien Combined Historical Nitrogen Segment EBITDA for the Year Ended December 31, 2017

	Q1	Q2	Q3	Q4	Nutrien
Sales					
External	$ 674	$ 779	$ 493	$ 591	$ 2,537
Intersegment	111	155	73	110	449
Total Sales	785	934	566	701	2,986
Freight, transportation and distribution	(79)	(114)	(70)	(84)	(347)
Cost of goods sold	(507)	(615)	(432)	(492)	(2,046)
Cost of intersegment purchases	(11)	(9)	(9)	(9)	(38)
Gross margin	188	196	55	116	555
Selling expenses	(9)	(7)	(8)	(7)	(31)
General and administrative expenses	(2)	(3)	(3)	(5)	(13)
Share of earnings of equity-accounted investees	17	5	8	5	35
Other expenses	(12)	(7)	(5)	(1)	(25)
Earnings before finance costs and income taxes	182	184	47	108	521
Depreciation and amortization	68	76	66	81	291
EBITDA	$ 250	$ 260	$ 113	$ 189	$ 812

Nutrien Combined Historical Phosphate and Sulfate Segment EBITDA for the Year Ended December 31, 2017

	Q1	Q2	Q3	Q4	Nutrien
Sales					
External	$ 336	$ 318	$ 367	$ 360	$ 1,381
Intersegment	47	43	49	41	180
Total Sales	383	361	416	401	1,561
Freight, transportation and distribution	(44)	(44)	(60)	(56)	(204)
Cost of goods sold	(294)	(307)	(390)	(622)	(1,613)
Cost of intersegment purchases	(11)	(8)	(6)	(11)	(36)
Gross margin	34	2	(40)	(288)	(292)
Selling expenses	(3)	(2)	(1)	(2)	(8)
General and administrative expenses	(3)	(3)	(2)	–	(8)
Other income	(3)	(2)	(2)	–	(7)
(Loss) earnings before finance costs and income taxes	25	(5)	(45)	(290)	(315)
Depreciation and amortization	63	62	56	59	240
EBITDA	$ 88	$ 57	$ 11	$ (231)	$ (75)

Nutrien Combined Historical Others Segment and Eliminations EBITDA for the Year Ended December 31, 2017

	Q1	Q2	Q3	Q4	Nutrien
Sales					
External	$ –	$ –	$ –	$ –	$ –
Intersegment	(232)	(265)	(159)	(216)	(872)
Total Sales	(232)	(265)	(159)	(216)	(872)
Cost of goods sold	214	297	152	218	881
Gross margin	(18)	32	(7)	2	9
Selling expenses	3	5	3	4	15
General and administrative expenses	(73)	(63)	(118)	(123)	(377)
Earnings of equity-accounted investees	1	(1)	–	1	1
Dividend income	–	(1)	1	–	–
Other expenses	(22)	(49)	(49)	(137)	(257)
Loss before finance costs and income taxes	(109)	(77)	(170)	(253)	(609)
Finance costs	(118)	(126)	(135)	(136)	(515)
Loss before taxes	(227)	(203)	(305)	(389)	(1,124)
Income tax expense (recovery)	(7)	(164)	8	143	(20)
Net loss from continuing operations	(234)	(367)	(297)	(246)	(1,144)
Finance costs	118	126	135	136	515
Income taxes	7	164	(8)	(143)	20
Depreciation and amortization	13	14	13	16	56
EBITDA	$ (96)	$ (63)	$ (157)	$ (237)	$ (553)

Terms

EBIT

Net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense.

EBITDA

Net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization.

Free cash flow

Free cash flow is calculated as cash used in operating activities before sustaining capital expenditures and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for the company's facilities.

Merger

The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.

Net sales

Sales – freight, transportation and distribution.

Financials & Notes (Unaudited)

Contents

in millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of (Loss) Earnings

The condensed consolidated statements of (loss) earnings present a summary of (loss) earnings.

		Three Months Ended March 31	
		2018	2017 (Note 32)
Sales	Note 4	$ 3,695	$ 1,112
Freight, transportation and distribution		(208)	(133)
Cost of goods sold		(2,640)	(706)
Gross Margin		847	273
Selling expenses		(532)	(9)
General and administrative expenses		(119)	(41)
Provincial mining and other taxes	Note 5	(48)	(33)
Earnings of equity-accounted investees	Note 19	7	–
Other expenses	Note 6	(79)	(15)
Earnings before Finance Costs and Income Taxes		76	175
Finance costs	Note 7	(119)	(59)
(Loss) Earnings Before Income Taxes		(43)	116
Income tax recovery (expense)	Note 8	42	(10)
Net (Loss) Earnings from Continuing Operations		$ (1)	$ 106
Net earnings from discontinued operations	Note 19	–	43
Net (Loss) Earnings		$ (1)	$ 149
Net Earnings per Share from Continuing Operations	Note 9		
Basic		$ –	$ 0.13
Diluted		$ –	$ 0.13
Net Earnings per Share from Continuing and Discontinued Operations	Note 9		
Basic		$ –	$ 0.18
Diluted		$ –	$ 0.18
Weighted average shares outstanding for basic EPS	Note 9	642,690,000	839,911,000
Weighted average shares outstanding for diluted EPS	Note 9	643,218,000	840,211,000

(See Notes to the Condensed Consolidated Financial Statements)

2018 HIGHLIGHTS

- Merger of Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium") occurred on January 1, 2018.
- 2017 figures throughout are the financial results of PotashCorp only, the accounting acquirer.
- **Gross margin** was earned in the retail segment – $408; potash segment – $295; nitrogen segment – $148 and phosphate and sulfate segment – $29.
- Earnings from Sociedad Quimica y Minera de Chile S.A. ("SQM") and Arab Potash Company ("APC") and income from Israel Chemicals Ltd. ("ICL") are presented as discontinued operations for the periods presented to reflect required divestitures of these investments. The company sold its equity interest in ICL on January 24, 2018.

NET EARNINGS AND DIVIDEND PER SHARE

Unaudited ($ per share)


Net earnings per share – basic
Net earnings per share – diluted
Dividend declared per share
0.50
0.40
0.30
0.20
0.10
0.00
2017
2018
Three months ended March 31

Source: Nutrien

in millions of US dollars except as otherwise noted

2018
HIGHLIGHTS

- The company adopted IFRS 9, Financial Instruments, beginning January 1, 2018. Available-for-sale investments were reclassified as financial instruments measured at fair value through other comprehensive income ("FVTOCI").

Condensed Consolidated Statements of Comprehensive (Loss) Income

The condensed consolidated statements of comprehensive (loss) income present changes in net assets during the period other than transactions with shareholders. Amounts recorded in other comprehensive (loss) income may be subsequently reclassified to net (loss) earnings or may not pass through net (loss) earnings.

	Three Months Ended March 31	
(net of related income taxes)	**2018**	2017 (Note 32)
Net (Loss) Earnings	$ (1)	$ 149
Other comprehensive (loss) income		
Items that will not be reclassified to net (loss) earnings:		
Net actuarial gain on defined benefit plans [1]	57	–
Financial instruments measured at FVTOCI [2]		
Net fair value (loss) gain on investments	(83)	33
Items that have been or may be subsequently reclassified to net (loss) earnings:		
Cash flow hedges		
Net fair value loss during the period [3]	(2)	(5)
Reclassification to earnings of net loss [4]	–	8
Foreign currency translation		
Loss on translation of net foreign operations	(41)	–
Equity-accounted investees		
Share of comprehensive (loss) income	(1)	3
Other Comprehensive (Loss) Income	(70)	39
Comprehensive (Loss) Income	$ (71)	$ 188

1 Net of income taxes of $(17) (2017 – $NIL).

2 As at March 31, 2018, financial instruments measured at FVTOCI are comprised of shares in Sinofert Holdings Limited ("Sinofert") and other (March 31, 2017 – ICL, Sinofert and other). The company's investment in ICL was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

3 Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $1 (2017 – $3).

4 Net of income taxes of $NIL (2017 – $(5)). See Note 31 for impact of adoption of new standard.

(See Notes to the Condensed Consolidated Financial Statements)

in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

The condensed consolidated statements of cash flows start with net (loss) earnings adjusted for non-cash items affecting net (loss) earnings to arrive at cash flows from operating activities, and present cash provided by or used in investing and financing activities.

		Three Months Ended March 31	
		2018	2017
Operating Activities			
Net (loss) earnings		$ (1)	$ 149
Adjustments to reconcile net (loss) earnings to cash (used in) provided by operating activities	Note 10	401	144
Changes in non-cash operating working capital	Note 10	(740)	(70)
Cash (used in) provided by operating activities		(340)	223
Investing Activities			
Business acquisitions, net of cash acquired		(185)	–
Additions to property, plant and equipment		(238)	(133)
Cash acquired in Merger	Note 3	466	–
Proceeds from disposal of discontinued operations	Note 19	752	–
Other		1	1
Cash provided by (used in) investing activities		796	(132)
Financing Activities			
Finance costs on long-term debt		(6)	(1)
Proceeds from short-term debt		496	21
Dividends paid		(205)	(82)
Repurchase of common shares	Note 22	(401)	–
Issuance of common shares		1	1
Cash used in financing activities		(115)	(61)
Effect of exchange rate changes on cash and cash equivalents		3	–
Increase in Cash and Cash Equivalents		344	30
Cash and Cash Equivalents, Beginning of Period		116	32
Cash and Cash Equivalents, End of Period		$ 460	$ 62
Cash and cash equivalents comprised of:			
Cash		$ 325	$ 44
Short-term investments		135	18
		$ 460	$ 62

(See Notes to the Condensed Consolidated Financial Statements)

2018 HIGHLIGHTS

- **Cash provided by investing activities** was impacted by net proceeds on the sale of the company's shares in ICL ($685) and Conda and North Bend facilities ($67).
- **Cash used in financing activities** was primarily impacted by net disbursements on the repurchase of common shares through the company's normal course issuer bid ($401) and payment of dividends ($205) partially offset by the proceeds from short-term debt ($496).

CASH FLOWS

Unaudited ($ millions)


Period ended March 31
As at March 31
Cash (used in) provided by operating activities
Cash and cash equivalents
Cash provided by (used in) investing activities
Cash used in financing activities
1,000
600
200
-200
-600
2017
2018
Three months ended March 31

Source: Nutrien

in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders' Equity

The condensed consolidated statements of changes in shareholders' equity show the movements in shareholders' equity.

			Accumulated Other Comprehensive Income (Loss)							
	Share Capital	Contributed Surplus	Net fair value loss on investments [1,2]	Net loss on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans	Translation loss of net foreign operations (Note 32)	Comprehensive loss of equity-accounted investees (Note 32)	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity [3]
Balance – December 31, 2017	$ 1,806	$ 230	$ 73	$ (43)	$ –[4]	$ (2)	$ (3)	$ 25	$ 6,242	$ 8,303
Merger impact (Note 3)	15,898	7	–	–	–	–	–	–	(1)	15,904
Net loss	–	–	–	–	–	–	–	–	(1)	(1)
Other comprehensive (loss) income	–	–	(83)	(2)	57	(41)	(1)	(70)	–	(70)
Shares repurchased	(256)	(23)	–	–	–	–	–	–	(178)	(457)
Dividends declared	–	–	–	–	–	–	–	–	(258)	(258)
Effect of share-based compensation including issuance of common shares	1	–	–	–	–	–	–	–	–	1
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(57)	–	–	(57)	57	–
Transfer of net loss on sale of investment	–	–	19	–	–	–	–	19	(19)	–
Transfer of net loss on cash flow hedges [5]	–	–	–	9	–	–	–	9	–	9
Balance – March 31, 2018	$ 17,449	$ 214	$ 9	$ (36)	$ –[4]	$ (43)	$ (4)	$ (74)	$ 5,842	$ 23,431
Balance – December 31, 2016	$ 1,798	$ 222	$ 43	$ (60)	$ –[4]	$ (2)	$ (6)	$ (25)	$ 6,204	$ 8,199
Net earnings	–	–	–	–	–	–	–	–	149	149
Other comprehensive income	–	–	33	3	–	1	2	39	–	39
Dividends declared	–	–	–	–	–	–	–	–	(84)	(84)
Effect of share-based compensation including issuance of common shares	2	1	–	–	–	–	–	–	–	3
Shares issued for dividend reinvestment plan	2	–	–	–	–	–	–	–	–	2
Balance – March 31, 2017	$ 1,802	$ 223	$ 76	$ (57)	$ –[4]	$ (1)	$ (4)	$ 14	$ 6,269	$ 8,308

1 The company adopted IFRS 9 in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.

2 The company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings at March 31, 2018. The cumulative net unrealized gain at March 31, 2017 was $44.

3 All equity transactions were attributable to common shareholders.

4 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

5 Net of income taxes of $(2).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited in millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

The condensed consolidated balance sheets present assets, liabilities and shareholders' equity.

		March 31, 2018	December 31, 2017 (Note 32)
Assets			
Current assets			
Cash and cash equivalents		$ 460	$ 116
Receivables	Note 11	3,230	489
Inventories	Note 12	5,915	788
Prepaid expenses and other current assets		546	72
		10,151	1,465
Assets held for sale	Note 19	1,150	1,858
		11,301	3,323
Non-current assets			
Property, plant and equipment	Note 13	20,576	12,971
Goodwill	Note 15	10,576	97
Other intangible assets	Note 15	2,333	69
Investments	Note 19	778	292
Other assets	Note 14	474	246
Total Assets		$ 46,038	$ 16,998

(See Notes to the Condensed Consolidated Financial Statements)

		March 31, 2018	December 31, 2017 (Note 32)
Liabilities			
Current liabilities			
Short-term debt	Note 20	$ 2,091	$ 730
Current portion of long-term debt	Note 21	524	–
Payables and accrued charges	Note 16	6,920	836
		9,535	1,566
Deferred income tax liabilities on assets held for sale	Note 19	36	36
		9,571	1,602
Non-current liabilities			
Long-term debt	Note 21	8,091	3,711
Deferred income tax liabilities	Note 8	2,762	2,205
Pension and other post-retirement benefit liabilities	Note 26	519	440
Asset retirement obligations and accrued environmental costs	Note 18	1,486	651
Other non-current liabilities		178	86
Total Liabilities		22,607	8,695
Shareholders' Equity			
Share capital	Note 22	17,449	1,806
Contributed surplus		214	230
Accumulated other comprehensive (loss) income		(74)	25
Retained earnings		5,842	6,242
Total Shareholders' Equity		23,431	8,303
Total Liabilities and Shareholders' Equity		$ 46,038	$ 16,998

(See Notes to the Condensed Consolidated Financial Statements)

2018
HIGHLIGHTS

Highlights to the condensed consolidated balance sheets

- Increase in assets and liabilities primarily relates to the **Merger of PotashCorp and Agrium, Inc.** effective as of January 1, 2018, as well as, the fair value increase from the purchase price allocation.

- The **current ratio** [1] was 1.18 as at March 31, 2018 (December 31, 2017 – 2.07).

- As at March 31, 2018, the company's **property, plant and equipment** accounted for 45 percent of total assets (December 31, 2017 – 76 percent).

- The **total debt-to-capital ratio** [2] was 31 percent as at March 31, 2018 (December 31, 2017 – 35 percent).

- Nutrien notes issued after March 31, 2018 in conjunction with the completion of an obligor exchange – no significant change in the economic terms of the consolidated notes outstanding as described in Note 20 and 21.

---

[1] Current assets / current liabilities.

[2] Total debt / (total debt + total shareholders' equity).

TOTAL ASSETS

As at March 31 - Unaudited
(percentage)



- Property, plant and equipment
- Assets held for sale
- Current assets
- All other non-current assets
- Goodwill
- Other Intangibles
- Investments

Source: Nutrien

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

As at March 31 - Unaudited
(percentage)



- Retained earnings
- Share capital
- All other shareholders' equity
- Long-term debt
- Deferred income tax liabilities
- Current liabilities
- All other non-current liabilities
- Deferred income tax liabilities on assets held for sale

Source: Nutrien

TOTAL DEBT AND TOTAL DEBT TO CAPITAL

As at March 31 - Unaudited
($ billions)   (percentage)

■ Total debt   ▬ Total debt to capital



Total debt = short-term debt + current portion of long-term debt + long-term debt + net unamortized debt issue costs

Capital = total debt + total shareholders' equity

Source: Nutrien

in millions of US dollars except as otherwise noted

Note 1 Description of Business

Nutrien Ltd. is a provider of crop nutrients, inputs and services and plays a critical role in helping growers around the globe increase food production in a sustainable manner. The company's retail operations supply key products and services directly to growers – including crop nutrients, crop protection and seed, as well as agronomic and application services. The company produces the three essential nutrients – potash, nitrogen and phosphate – required to help farmers grow healthier, more abundant crops.

On January 1, 2018, after receiving all required regulatory approvals, Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium") combined their businesses in a transaction by way of a plan of arrangement (the "Merger") by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd.

With its subsidiaries, Nutrien Ltd. (together known as "Nutrien" or "the company" except where the context otherwise requires) is the world's largest provider of crop inputs and services. The company is a corporation organized under the laws of Canada and its registered head office is located at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada. As at March 31, 2018, the company had assets as follows:

R Retail

- approximately 1,600 retail facilities across the US, Canada, Australia and key areas of South America

Production (Owned)

K Potash

- six operations in the province of Saskatchewan
- one operation in the province of New Brunswick (indefinitely suspended in early 2016 and placed in care-and-maintenance mode)

N Nitrogen

- eight production facilities in North America, four in the province of Alberta and one located in each of the states of Texas, Georgia, Louisiana and Ohio
- one large-scale operation in the country of Trinidad
- seven upgrade facilities in North America, three in the province of Alberta and one in each of the states of Washington, Missouri, Georgia, and Alabama
- 50 percent investment in Profertil S.A. ("Profertil"), a nitrogen producer based in the country of Argentina
- 26 percent investment in Misr Fertilizers Production Company S.A.E. ("MOPCO"), a nitrogen producer based in the country of Egypt

P Phosphate and Sulfate

- two mines and processing plants, one in each of the states of North Carolina and Florida
- a production facility in the province of Alberta
- phosphate feed plants in the states of Illinois, Missouri, and Nebraska
- an industrial phosphoric acid plant in the state of Ohio

Others

- a processing plant in the state of Louisiana
- investment in Canpotex Ltd. ("Canpotex"), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer
- investments in Sociedad Quimica y Minera de Chile S.A. ("SQM"), Chile and Arab Potash Company ("APC"), Jordan, each currently classified as held for sale
- investment in Sinofert Holdings Limited ("Sinofert"), China

See Note 19 for additional information.

Transportation and Distribution (excluding Retail) (Leased and Owned)

- leased or owned 403 terminals and warehouses (543 multi-product distribution points) in North America
- leased or owned approximately 15,300 railcars in North America
- leased a warehouse in Malaysia
- ownership in a joint venture that leases a dry bulk fertilizer port terminal in Brazil
- leased four vessels for ammonia transportation
- owned one multi-purpose vessel used for molten sulfur and phosphoric acid transportation

in millions of US dollars except as otherwise noted

Note 2 Basis of Presentation

These unaudited interim condensed consolidated financial statements ("interim financial statements") are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), and have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting." The accounting policies and methods of computation used in preparing these unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of PotashCorp's, the accounting acquirer, 2017 annual consolidated financial statements, with the exception of IFRS 9 "Financial Instruments" and IFRS 15 "Revenue from Contracts with Customers" which were adopted effective January 1, 2018. PotashCorp is the acquirer for accounting purposes, and as a result, figures for 2017 and prior reflect the historical operations of PotashCorp. The financial statements and related notes of Nutrien in 2018 and beyond reflect the operations of Nutrien.

These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements. In management's opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 7, 2018.

These interim financial statements were prepared under the historical cost convention, except for certain items as discussed in the applicable accounting policies.

Where an accounting policy is applicable to a specific note to the statements, the policy is described within that note, with the related financial disclosures by major caption as noted in the table below. Certain of the company's accounting policies that relate to the financial statements as a whole, as well as estimates and judgments it has made and how they affect the amounts reported in the consolidated financial statements, are disclosed in Note 31. New standards and amendments or interpretations that were either effective and applied by the company during the first three months of 2018 or that were not yet effective are described in Note 31.

Note	Topic	Accounting Policies	Accounting Estimates and Judgments	Page
3	Business combination	X	X	61
4	Revenue recognition	X	X	63
8	Income taxes	X	X	69
10	Cash equivalents	X		72
11	Receivables	X	X	73
12	Inventories	X	X	74
13	Property, plant and equipment	X	X	75
14	Other assets		X	77
15	Goodwill and other intangible assets	X	X	77
17	Derivative instruments	X	X	79
18	Asset retirement obligations and accrued environmental costs	X	X	81
19	Investments	X	X	84
21	Long-term debt	X		87
24	Commitments	X	X	92
25	Guarantees	X		93
26	Pension and other post-retirement benefits	X	X	94
27	Share-based compensation	X	X	98
28	Related party transactions	X		102
29	Fair value and offsetting of financial instruments	X	X	103
30	Contingencies	X	X	108

in millions of US dollars except as otherwise noted

Note 3 Business Combinations

Accounting Policies

Business combinations are recognized as follows:

- Acquisitions of subsidiaries and businesses are accounted for using the acquisition method.
- Consideration for each acquisition is measured at the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date.
- The acquisition date is the date the company obtains control over the acquiree and is generally the day the purchase consideration transfers.
- At the acquisition date, the identifiable assets acquired and liabilities assumed are recognized at their fair values with the exception of contingent liabilities, deferred taxes, employee benefit arrangements, replaced acquiree share-based compensation awards and assets held for sale, where IFRS provides exceptions to recording amounts at fair value.
- Acquisition-related costs are recognized in net (loss) earnings as incurred.
- The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration plus non-controlling interest is less than the fair value of the net assets acquired, a purchase gain is recognized in net (loss) earnings.
- If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, provisional amounts are recorded for the incomplete items. The measurement period is the period from the date of acquisition to the date complete information about facts and circumstances that existed as of the acquisition date is received, subject to a maximum of one year. Provisional amounts are retrospectively adjusted during the measurement period, or recognized as additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

Accounting Estimates and Judgments

- Estimation is required to allocate the purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed.
- Judgment is required to determine which entity is the acquirer in a merger of equals. PotashCorp is treated as the acquiring entity for accounting purposes. In identifying PotashCorp as the acquirer, the companies considered the voting rights of all equity instruments, the intended corporate governance structure of the combined company, the intended composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, the companies evaluated various metrics. No single factor was the sole determinant in the overall conclusion that PotashCorp is the acquirer for accounting purposes; rather all factors were considered in arriving at the conclusion.

Merger with Agrium

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Expected benefits of the acquisition include operating synergies, primarily from the distribution and retail integration, production and expense optimization, and procurement savings.

Agrium was a retail distributor of agricultural crop inputs, providing growers with fertilizer, crop protection products, seed, services and solutions. Agrium was also one of the largest manufacturers of fertilizer in the world producing and marketing all three major crop nutrients – nitrogen, potash and phosphate.

On January 2, 2018, the first day Nutrien began trading, shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held. The exchange ratios represent the respective closing share prices of each company's common shares at market close on the NYSE on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the weighted average prices through that date. The outstanding share-based compensation awards of PotashCorp and Agrium were replaced by Nutrien share-based compensation awards with substantially equivalent terms after adjusting for the applicable exchange ratio (refer to Note 27). The purchase consideration was $16 billion. Merger and related costs of $66 for the three months ended March 31, 2018 are included in other expenses (2017 – $9).

The company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis, not later than December 31, 2018.

Unaudited in millions of US dollars except as otherwise noted

Due to the inherent complexity associated with valuations and the timing of the acquisition, the numbers below are provisional. The preliminary value that was allocated to Agrium's assets and liabilities based upon fair values is as follows:

	January 1, 2018
Cash and cash equivalents	$ 466
Receivables [1]	2,424
Inventories	3,321
Prepaid expenses and other current assets	1,124
Assets held for sale [2]	105
Property, plant and equipment [3]	7,783
Goodwill [4]	10,455
Other intangible assets [5]	2,318
Investments	522
Other assets	123
Total assets	$ 28,641
Short-term debt	$ 867
Payables and accrued charges	5,223
Long-term debt	4,941
Deferred income tax liabilities	498
Pension and other post-retirement benefit liabilities	142
Asset retirement obligations and accrued environmental costs [6]	888
Other non-current liabilities	72
Total liabilities	$ 12,631
Net assets (consideration for the merger)	$ 16,010

1 This includes trade receivables with gross contractual trade receivables of $2,247, of which $78 are considered to be uncollectible.
2 This relates to the assets held at Conda phosphate and North Bend nitric acid operations. The sale was completed on January 12, 2018.
3 Refer to Note 13 for detailed information of property, plant and equipment acquired.
4 Goodwill resulting from the acquisition is attributed to the strategic and financial benefits expected to be realized, including the increased post-acquisition scale of operations, purchasing and distribution capability, and the assembled workforce. The portion of goodwill deductible for income tax purposes, if any, will be determined when the purchase allocation is finalized.
5 Refer to Note 15 for detailed information of other intangible assets acquired.
6 Refer to Note 18 for detailed information of asset retirement obligations and accrued environmental costs acquired. Included in payables and accrued charges is $39 related to the current portion of asset retirement obligations and accrued environmental costs.

The significant fair value considerations included in the preliminary allocation of purchase price are discussed below:

Property, plant and equipment

The preliminary estimated fair value was primarily determined using a market approach for land and certain types of personal property, and a replacement cost approach for the remainder. The market approach for land and certain types of personal property represents a sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets. The replacement cost approach used for all other depreciable property, plant and equipment measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

Other intangible assets

Other intangible assets primarily consist of acquired customer relationships, brands, proprietary technology, trademarks and tradenames. The preliminary fair value of customer-related assets was determined using the excess earnings method, an income approach.

Long-term debt

The fair value of debentures was determined based on comparable debt instruments with similar maturities, adjusted where necessary to Agrium's credit spread, based on information published by financial institutions.

Accrued environmental costs

The preliminary fair value for environmental costs was determined using a decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability. Accrued environmental costs are expected to be paid over a period extending up to 30 years and were discounted using a credit adjusted risk free rate.

Financial information related to the acquired operations of Agrium

The following table provides "Gross sales" and "earnings (loss) from continuing operations before income taxes":

Summary results of acquired operations of Agrium [1]	
Gross sales	$ 2,488
Net loss	$ (243)

1 Results of acquired operations included in the company's condensed consolidated statements of (loss) earnings for the period from January 1, 2018 to March 31, 2018.

Note 4   Segment Information

The company has four reportable operating segments: retail, potash, nitrogen and phosphate and sulfate. The retail segment distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in North and South America and Australia. The potash, nitrogen and phosphate and sulfate segments are differentiated by the chemical nutrient contained in the products that each produces.

Accounting Policies

Operating Segments

Prior to the Merger, the company identified the Chief Executive Officer as the Chief Operating Decision Maker ("CODM") and used gross margin to measure the segments' profit or loss. The operating segments were limited to the following: potash, nitrogen, and phosphate. The changes in the structure of the company's internal organization as a result of the Merger caused the composition of the operating segments to change as well as who the company has identified to be the CODM.

Post-Merger, the company identified the Executive Leadership Team ("ELT") as the CODM. The CODM uses net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense, and depreciation and amortization ("EBITDA") to measure performance and allocate resources to the operating segments. The CODM believes EBITDA to be an important measure as it excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company's day-to-day operations.

Accounting policies of the segments are the same as those described in Note 2 and Note 31; and measured in a manner consistent with the financial statements.

Revenue

The company follows a policy of recognizing revenue when it satisfies the performance obligations in its contracts by transferring control of a product or service to a customer.

Retail

The company generates revenue through the sale of goods and the provision of services in the retail product lines which include crop protection products, crop nutrients, seed, merchandise and services throughout the US, Canada, Australia and South America.

Sales revenue consists primarily of:

- Crop Nutrients – sales of dry and liquid macronutrient products which include nitrogen, potash and phosphates, proprietary liquid micronutrient products and nutrient application services;
- Crop Protection products – sales of various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds, and other pests;
- Seed – various third-party supplier seed brands and proprietary seed product lines;
- Merchandise – sales of fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products; and
- Services and other revenues – sales of product application, soil and leaf testing, crop scouting and precision agriculture services and financial services.

Sales revenue for the sale of goods is recognized at the point in time when the product is picked up by the customer at the company's retail farm center or delivered to the customer's farm. Sales revenue for the sale of services is recognized when the promised service is delivered. The company sells certain retail products to end customers with a right of return. A refund liability and a right to the returned goods (included in inventory) are recognized for the products expected to be returned. Provisions for returns, trade discounts and rebates are deducted from revenue. Returns and incentives are estimated based on historical and

Accounting Estimates and Judgments

Operating Segments

The ELT, comprised of officers at the Executive Vice President level and above, are responsible for strategic decision making, resource allocation and assessing financial performance and is identified as the company's CODM for the purposes of reporting segment operations under IFRS. The CODM reviews the results of the company's operations and financial position on consolidated and operating segment levels. The company's operating segments are defined by the organization and reporting structure through which the company's business operates.

Revenue

Accumulated experience is used to estimate and provide for product sales which contain volume rebates, using the most likely method, and revenue is recognized to the extent that it is highly probable that significant reversals will not occur. Estimates on rebates are described in Note 11.

| Accounting Policies continued | Accounting Estimates and Judgments continued |

forecasted data, contractual terms and current conditions. Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue recognition.

Potash, Nitrogen, and Phosphate and Sulfate

The company manufactures and sells potash, nitrogen and phosphate and sulfate products. While agriculture is the company's primary market, it also produces products for animal nutrition and industrial uses. Sales from contracts with customers are recognized at the point in time when control of products have transferred to the customer, which is when the related goods are loaded for shipping or delivered to the customer, depending on the contractual terms. Indicators of transfer of control depend on the contractual terms with the company's customers and include when the customer is obliged to pay for the products, has legal title of the products, has physical possession of the products, has assumed the significant risks and rewards of ownership of the products, has accepted the products and any other relevant indicators.

The company's sales revenue is recorded and measured based on the freight on board mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis) which reflects the consideration the company expects to be entitled to in exchange for the goods or services, net of any variable consideration (e.g. any trade discounts or estimated volume rebates). Where volume rebates are provided for in customer contracts, the company estimates revenue at the earlier of the most likely amount of consideration expected to receive or when the consideration becomes fixed. The company's customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns. No significant element of financing is deemed present due to the short-term nature of the company's sales contracts.

Sales prices are based on North American and International benchmark market prices which are variable and subject to global supply and demand and competitive factors. Potash international prices are referenced at the mine site thereby excluding transportation and distributions costs while North American prices are referenced at delivered prices and include transportation and distribution costs. Nitrogen products primarily consist of urea, ammonia, urea ammonium nitrate, and industrial-grade ammonium nitrate where realized selling prices are impacted by global energy costs and supply. Phosphate products primarily consist of solid fertilizer, liquid fertilizer, industrial products and feed products where realized selling prices are impacted by global sulfur and ammonia costs and supply.

Other

The company does not provide general warranties. Intersegment sales are made under terms that approximate market value. Transportation costs are recovered from the customer through sales pricing.

Seasonality in the company's business results from increased demand for products during planting season. Sales are generally higher in spring and fall.

Unaudited in millions of US dollars except as otherwise noted

Supporting Information

Financial information on each of these segments, consistent with the company's disaggregated revenue information under IFRS 15, is summarized in the following tables:

	Three Months Ended March 31, 2018						
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$ 2,088	$ 602	$ 624	$ 381	$ –	$ –	$ 3,695
– intersegment	11	68	122	81	–	(282)	–
Sales – total	2,099	670	746	462	–	(282)	3,695
Freight, transportation and distribution	–	(95)	(74)	(58)	–	19	(208)
Net sales	2,099	575	672	404	–	(263)	
Cost of goods sold	(1,691)	(280)	(524)	(375)	–	230	(2,640)
Gross margin	408	295	148	29	–	(33)	847
Selling expenses	(523)	(3)	(8)	(3)	5	–	(532)
General and administrative expenses	(23)	(3)	(6)	(3)	(84)	–	(119)
Provincial mining and other taxes	–	(48)	–	–	–	–	(48)
Earnings of equity-accounted investees	2	–	4	–	1	–	7
Other income (expenses)	3	(4)	(6)	–	(72)	–	(79)
(Loss) Earnings before finance costs and income taxes	(133)	237	132	23	(150)	(33)	76
Depreciation and amortization	123	91	129	51	17	–	411
EBITDA [1]	(10)	328	261	74	(133)	(33)	487
Assets [2]	13,709	13,360	5,615	2,493	10,861	–	46,038

[1] EBITDA is a non-IFRS measure calculated as net (loss) earnings from continuing operations before finance costs, income taxes and depreciation and amortization. Nutrien uses EBITDA as a supplemental measure. EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of the company's debt covenants. Generally, this measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA is not a measure of financial performance (nor does it have a standardized meaning) under IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. The company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien's financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

[2] Included in the total assets relating to the others segment are $1,150 relating to the investments held for sale as described in Note 19. Goodwill related to the Merger is not allocated due to the timing of close and the provisional status of the purchase price allocation.

$847

Gross Margin Earned from all nutrients in the first quarter of 2018

Unaudited in millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2017					
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$ 429	$ 375	$ 308	$ –	$ –	$ 1,112
– intersegment	–	22	–	–	(22)	–
Sales – total	429	397	308	–	(22)	1,112
Freight, transportation and distribution	(64)	(32)	(37)	–	–	(133)
Net sales	365	365	271	–	(22)	
Cost of goods sold	(200)	(268)	(260)	–	22	(706)
Gross margin	165	97	11	–	–	273
Selling expenses	(2)	(4)	(2)	(1)	–	(9)
General and administrative expenses	(2)	(1)	(1)	(37)	–	(41)
Provincial mining and other taxes	(33)	–	–	–	–	(33)
Other expenses	(5)	(2)	(1)	(7)	–	(15)
Earnings (loss) before finance costs and income taxes	123	90	7	(45)	–	175
Depreciation and amortization	55	50	58	9	–	172
EBITDA	178	140	65	(36)	–	347
Assets [1]	9,784	2,510	2,324	2,693	–	17,311

[1] Included in the total assets relating to the others segment are $1,969 relating to the investments held for sale as described in Note 19.

EBITDA BY SEGMENT Unaudited

($ millions)


Retail
Potash
Nitrogen
Phosphate and Sulfate
Others and Eliminations
400
300
200
100
-
(100)
(200)
Three months ended March 31, 2018

Source: Nutrien

Unaudited in millions of US dollars except as otherwise noted

The company has disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment, as it believes this best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended	
Retail sales by product line	March 31, 2018	March 31, 2017
Crop nutrients	$ 684	$ –
Crop protection products	774	–
Seed	341	–
Merchandise	149	–
Services and other	151	–
	$ 2,099	$ –
Manufactured Potash sales by geography		
North America	$ 346	$ 231
Offshore	324	198
	$ 670	$ 429
Nitrogen sales by product line		
Manufactured Product		
Ammonia	$ 236	$ 169
Urea	232	97
Solutions and nitrates	155	125
Other nitrogen and purchased products	123	6
	$ 746	$ 397
Phosphate and Sulfate sales by product line		
Manufactured Product		
Fertilizer	$ 276	$ 161
Feed and Industrial	118	146
Ammonium sulfate	20	–
Other phosphate and purchased products	48	1
	$ 462	$ 308

Unaudited in millions of US dollars except as otherwise noted

Note 5 Provincial Mining and Other Taxes

Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge.

	For the Three Months Ended March 31, 2018	2017
Potash production tax	$ 28	$ 22
Saskatchewan resource surcharge and other	20	11
	$ 48	$ 33

Note 6 Other Expenses

	For the Three Months Ended March 31, 2018	2017 (Note 32)
Foreign exchange gain	$ 2	$ 1
Merger and related costs	(66)	(9)
Other expenses	(15)	(7)
	$ (79)	$ (15)

Note 7 Finance Costs

Finance costs mainly arise from interest expense on long-term senior notes and debentures.

	For the Three Months Ended March 31, 2018	2017
Interest expense on		
Short-term debt	$ 18	$ 1
Long-term debt	92	52
Interest on net defined benefit pension and other post-retirement plan obligations (Note 26)	5	5
Unwinding of discount on asset retirement obligations (Note 18)	7	4
Borrowing costs capitalized to property, plant and equipment	(2)	(3)
Other interest income	(1)	–
	$ 119	$ 59

Borrowing costs capitalized to property, plant and equipment during the three months ended March 31, 2018 were calculated by applying an average capitalization rate of 4.5 percent (2017 – 4.4 percent) to expenditures on qualifying assets.

See Note 10 for interest paid.

Note 8   Income Taxes

This note explains the company's income tax recovery (expense) and tax-related balances within the interim financial statements.

Accounting Policies

The company operates in a specialized industry and in several tax jurisdictions. As a result, its income is subject to various rates of taxation. Taxation on items recognized in the condensed consolidated statements of (loss) earnings, other comprehensive income ("OCI") or contributed surplus is recognized in the same location as those items.

Taxation on earnings is comprised of current and deferred income tax.

Current income tax is:	Deferred income tax is:
• the expected tax payable on the taxable earnings for the period; • calculated using rates enacted or substantively enacted at the condensed consolidated balance sheet date in the countries where the company's subsidiaries, held for sale investees and equity-accounted investees operate and generate taxable earnings; and • inclusive of any adjustment to income tax payable or recoverable in respect of previous years.	• recognized using the liability method; • based on temporary differences between financial statements' carrying amounts of assets and liabilities and their respective income tax bases; and • determined using tax rates that have been enacted or substantively enacted by the condensed consolidated balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The realized and unrealized excess tax benefit from share-based compensation arrangements is recognized in contributed surplus as current and deferred tax, respectively.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets; i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (recovered from) the taxation authorities using the company's best estimate of the amount.

Deferred income tax is not accounted for:

• with respect to investments in subsidiaries and equity-accounted investees where the company is able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and

• if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Accounting Estimates and Judgments

Estimates and judgments to determine the company's taxes are impacted by:

• the breadth of the company's operations; and

• global complexity of tax regulations.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

• negotiations with taxation authorities in various jurisdictions;

• outcomes of tax litigation; and

• resolution of disputes arising from federal, provincial, state and local tax audits.

Estimates and judgments are used to recognize the amount of deferred tax assets, which:

• includes the probability that future taxable profit will be available to use deductible temporary differences; and

• could be reduced if projected earnings are not achieved or increased if earnings previously not projected becomes probable.

in millions of US dollars except as otherwise noted

Accounting Policies continued

Income tax assets and liabilities are offset when:

For current income taxes, the company has:	For deferred income taxes:
• a legally enforceable right [1] to offset the recognized amounts; and • the intention to settle on a net basis or realize the asset and settle the liability simultaneously.	• the company has a legally enforceable right to set off current tax assets against current tax liabilities; and • they relate to income taxes levied by the same taxation authority on either: (1) the same taxable entity; or (2) different taxable entities intending to settle current tax liabilities and assets on a net basis, or realize assets and settle liabilities simultaneously in each future period. [2]

[1] For income taxes levied by the same taxation authority and the authority permits the company to make or receive a single net payment or receipt.

[2] In which significant amounts of deferred tax liabilities or assets expected are to be settled or recovered.

Accounting Estimates and Judgments continued

Supporting Information

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax income from continuing operations for each jurisdiction.

	Three Months Ended March 31	
Income Tax Related to Continuing Operations	2018	2017
Income tax recovery (expense)	$ 42	$ (10)
Actual effective tax rate on ordinary earnings	89%	12%
Actual effective tax rate including discrete items	95%	8%
Discrete tax adjustments that impacted the tax rate	$ 3	$ 5

Ordinary earnings for the three months ended March 31, 2018 were negative as compared to positive earnings for the three months ended March 31, 2017. This produced very different weightings between jurisdictions on a quarter-over-quarter basis. This resulted in an increase in the actual effective tax rate on ordinary earnings. Compared to the same period last year, earnings were significantly lower in the United States and Canada and higher in lower-tax jurisdictions resulting in overall lower income taxes.

Income Tax Balances

Income tax balances within the condensed consolidated balance sheet were comprised of the following:

Income Tax Assets (Liabilities)	Balance Sheet Location	March 31, 2018	December 31, 2017
Current income tax assets			
Current	Receivables (Note 11)	$ 152	$ 24
Non-current	Other assets (Note 14)	63	64
Deferred income tax assets	Other assets (Note 14)	149	18
Total income tax assets		$ 364	$ 106
Current income tax liabilities			
Current	Payables and accrued charges (Note 16)	$ (57)	$ (16)
Non-current	Other non-current liabilities	(81)	(43)
Deferred income tax liabilities	Deferred income tax liabilities	(2,762)	(2,205)
Total income tax liabilities		$ (2,900)	$ (2,264)

in millions of US dollars except as otherwise noted

Amounts and expiry dates of unused tax losses and unused tax credits as at January 1, 2018 were:

	Amount	Expiry Date
Unused operating losses	$314	2018 – Indefinite
Unused tax credits	$ 59	2018 – Indefinite
Unused capital losses	$ 17	None

Subsequent to March 31, 2018, capital losses totaling $675 were realized upon completion of a debt restructuring in Canada. Deferred tax assets will not be recognized for these capital losses.

Note 9 Net Earnings per Share

Basic net earnings per share provides a measure of the interests of each ordinary common share in the company's performance over the period. Diluted net earnings per share adjusts basic net earnings per share for the effects of all dilutive potential common shares.

	For the Three Months Ended March 31, 2018 [2]	2017
Basic net earnings per share [1]		
Net (loss) earnings from continuing operations available to common shareholders	$ (1)	$ 106
Net earnings from discontinued operations available to common shareholders	–	43
Net (Loss) Earnings	$ (1)	$ 149
Weighted average number of common shares	642,690,000	839,911,000
Basic net earnings per share from continuing operations	$ –	$ 0.13
Basic net earnings per share from discontinued operations	$ –	$ 0.05
Basic net earnings per share from continuing and discontinued operations	$ –	$ 0.18
Diluted net earnings per share [1]		
Net (loss) earnings from continuing operations available to common shareholders	$ (1)	$ 106
Net earnings from discontinued operations available to common shareholders	–	43
Net (Loss) Earnings	$ (1)	$ 149
Weighted average number of common shares	642,690,000	839,911,000
Dilutive effect of stock options	521,000	251,000
Dilutive effect of share-settled performance share units ("PSUs")	7,000	49,000
Weighted average number of diluted common shares	643,218,000	840,211,000
Diluted net earnings per share from continuing operations	$ –	$ 0.13
Diluted net earnings per share from discontinued operations	$ –	$ 0.05
Diluted net earnings per share from continuing and discontinued operations	$ –	$ 0.18

[1] Net earnings per share calculations are based on dollar and share amounts each rounded to the nearest thousand.
[2] The number of shares, stock options and share-settled PSUs reflect the Merger. Refer to Note 3 for details.

Net earnings per share = net earnings available to common shareholders / weighted average number of common shares issued and outstanding during the period. Diluted net earnings per share incorporated the following adjustments. The denominator was:

- ▲ increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the period;
- ▲ increased by the total of the additional share-settled PSUs that could be issued if vesting criteria are achieved; and
- ▼ decreased by the number of shares that the company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

For performance-based stock option plans, the number of contingently issuable common shares included in the calculation was based on the number of shares, if any, that would be issuable if the end of the reporting period was the end of the performance period and the effect was dilutive.

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	For the Three Months Ended March 31, 2018	2017
Number of options excluded	7,472,060	13,151,912
Performance option plan years fully excluded	2008 – 2015	2008 – 2014, 2017
Stock option plan years fully excluded	2015, 2018	–

in millions of US dollars except as otherwise noted

Note 10 Consolidated Statements of Cash Flows

Accounting Policy

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

For the Three Months Ended March 31		2018		2017 (Note 32)
Reconciliation of cash (used in) provided by operating activities				
Net (loss) earnings		$ (1)		$ 149
Adjustments to reconcile net (loss) earnings to cash (used in) provided by operating activities				
Depreciation and amortization	411		172	
Net undistributed earnings of equity-accounted investees (Note 19)	(6)		(37)	
Share-based compensation (Note 27)	16		5	
Recovery of deferred income tax (Note 8)	(8)		(14)	
Asset retirement obligations and accrued environmental costs (Note 18)	(18)		(1)	
Other long-term liabilities and miscellaneous	6		19	
Subtotal of adjustments		401		144
Changes in non-cash operating working capital				
Receivables	(187)		15	
Inventories	(1,701)		(49)	
Prepaid expenses and other current assets	645		(5)	
Payables and accrued charges	503		(31)	
Subtotal of changes in non-cash operating working capital		(740)		(70)
Cash (used in) provided by operating activities		$ (340)		$ 223
Supplemental cash flows disclosure				
Interest paid		$ 114		$ 29
Income taxes paid		$ 29		$ 15

The following is a summary of changes in liabilities arising from financing activities:

	Short-term debt and current portion of Long-term debt [1]	Long-term debt	Total
Balance – December 31, 2017	$ 730	$ 3,711	$ 4,441
Cash flows [1]	494	(4)	490
Non-cash changes	(5)	(27)	(32)
Reclassifications	518	(518)	–
Debt acquired in Merger (Note 3)	878	4,930	5,808
Foreign currency translation	–	(1)	(1)
Balance – March 31, 2018	$ 2,615	$ 8,091	$ 10,706
Balance – December 31, 2016	$ 884	$ 3,707	$ 4,591
Cash flows [1]	21	–	21
Balance – March 31, 2017	$ 905	$ 3,707	$ 4,612

[1] Cash inflows and cash outflows arising from short-term debt transactions are presented on a net basis.

in millions of US dollars except as otherwise noted

Note 11 Receivables

Receivables represent amounts the company expects to collect from other parties. Trade receivables consist mainly of amounts owed to Nutrien by its customers, the largest individual customer being the related party, Canpotex.

Accounting Policies

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. When a trade receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the condensed consolidated statements of (loss) earnings.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers' products. Rebates based on the amount of materials purchased reduce cost of goods as inventory is sold. Rebates are offset based on sales volume to cost of goods sold if the rebate has been earned based on sales volume of products.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.

Accounting Estimates and Judgments

Determining when amounts are deemed uncollectible requires judgment.

Vendor arrangements are diverse and can be highly complex. When vendor rebates are probable and can be estimated, a rebate will be accrued by estimating the point at which performance has been completed under an agreement. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

Supporting Information

	March 31, 2018	December 31, 2017
Trade accounts – third parties	$ 2,494	$ 314
– Canpotex (Note 28)	171	82
Less provision for impairment of trade accounts receivable	(19)	(6)
	2,646	390
Rebates	271	–
Income taxes receivable (Note 8)	152	24
Other non-trade accounts	161	75
	$ 3,230	$ 489

Unaudited in millions of US dollars except as otherwise noted

Note 12 Inventories

Inventories consist of retail inventory (crop nutrients, crop protection products, seed and merchandise products) and products from the potash, nitrogen and phosphate and sulfate segment in varying stages of the production process.

Accounting Policies

Inventories are valued monthly at the lower of cost and net realizable value. Costs, allocated to inventory using the weighted average cost method, include direct acquisition costs, direct costs related to units of production and a systematic allocation of fixed and variable production overhead, as applicable.

Net realizable value is based on:

For products for resale, finished goods and raw materials

- selling price of the finished product (in ordinary course of business);
- less the estimated costs of completion; and
- less the estimated costs to make the sale.

For materials and supplies

- replacement cost, considered to be the best available measure of net realizable value.

A writedown is recognized if carrying amount exceeds net realizable value, and may be reversed if the circumstances which caused it no longer exist.

Accounting Estimates and Judgments

Judgment involves determining:

- the appropriate measure of net realizable value;
- inputs to the determination of net realizable value, consisting of a combination of interrelated demand and supply variables; and
- the allocation of production overhead to inventories.

Supporting Information

	March 31, 2018	December 31, 2017
Purchased for resale	$ 4,513	$ –
Finished products	557	260
Intermediate products	215	202
Raw materials	248	62
Materials and supplies	382	264
	$ 5,915	$ 788

The carrying amount of inventory recorded at net realizable value was $55 as at March 31, 2018 (December 31, 2017 – $45), with the remaining inventory recorded at cost.

in millions of US dollars except as otherwise noted

Note 13 Property, Plant and Equipment

The majority of the company's tangible assets are the buildings, machinery and equipment used to produce and/or distribute its products and services. These assets are depreciated over their estimated useful lives.

Accounting Policies

Property, plant and equipment (which include certain mine development costs, pre-stripping costs and assets under construction) are carried at cost less accumulated depreciation and any recognized impairment loss.

Cost includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use, including:

- income or expenses; [1]
- a reduction for investment tax credits to which the company is entitled;
- additions, betterments and renewals; and
- borrowing costs during construction. [2]

Each component of an item of property, plant and equipment with a cost that is significant in relation to the item's total cost is depreciated separately. When the cost of replacing part of an item of property, plant and equipment is capitalized, the carrying amount of the replaced part is derecognized. The cost of major inspections and overhauls is capitalized and depreciated over the period until the next major inspection or overhaul. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.

Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in earnings before finance costs and income taxes.

1 Derived from the necessity to bring an asset under construction to the location and condition necessary to be capable of operating in the manner and location intended.

2 The capitalization rate is based on the weighted average interest rate on all of the company's outstanding third-party debt. Capitalization ceases when assets are substantially ready for their intended use.

Accounting Estimates and Judgments

Judgment involves determining:

- which costs are directly attributable (e.g., labor, overhead) and when income or expenses derived from an asset under construction are recognized as part of the asset cost;
- appropriate timing for ceasing cost capitalization [1], considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
- the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
- which repairs and maintenance constitute major inspections and overhauls; and
- the appropriate life over which such costs should be amortized.

Property, plant and equipment directly related to the potash, nitrogen and phosphate and sulfate operations are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are depreciated on a units-of-production basis over the ore mined from the mineable acreage stripped. Land is not depreciated. Other asset classes are depreciated on a straight-line basis.

The following estimated useful lives have been applied to the majority of property, plant and equipment assets as at March 31, 2018:

	Useful Life Range (years)	Weighted Average Useful Life (years) [3]
Land improvements	5 to 70	34
Buildings and improvements	5 to 70	44
Machinery and equipment [2]	2 to 60	25

Asset residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

The company assesses its existing assets and their depreciable lives in connection with the review at the end of each reporting period. When it is determined that assigned asset lives do not reflect the expected remaining period of benefit, prospective changes are made to their depreciable lives. Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of the company's mines, the mining methods used, and the related costs incurred to develop and mine its reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods, particularly if reserve estimates are reduced.

1 Generally when the asset or asset under construction is substantially complete and in the location and condition necessary for it to be capable of operating in the manner intended by management.

2 Comprised primarily of plant equipment.

3 Weighted by carrying amount as at March 31, 2018. Carrying amounts do not include preliminary fair value adjustments related to the Merger.

Unaudited in millions of US dollars except as otherwise noted

Accounting policies, estimates and judgments related to impairment of long-lived assets are included within Note 31.

Supporting Information

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Assets Under Construction	Total
Carrying amount – December 31, 2017	$ 1,591	$ 4,184	$ 6,744	$ 452	$ 12,971
Merger impact [1]	452	2,947	3,988	396	7,783
Other acquisitions	14	(3)	40	–	51
Additions	14	9	21	172	216
Disposals	(1)	(1)	(12)	–	(14)
Transfers	12	8	84	(104)	–
Foreign currency translation	(2)	(4)	(5)	(1)	(12)
Other adjustments	(10)	–	4	–	(6)
Depreciation	(28)	(70)	(315)	–	(413)
Carrying amount – March 31, 2018	$ 2,042	$ 7,070	$ 10,549	$ 915	$ 20,576
Balance as at March 31, 2018 comprised of:					
Cost	$ 3,204	$ 7,790	$ 16,131	$ 915	$ 28,040
Accumulated depreciation	(1,162)	(720)	(5,582)	–	(7,464)
Carrying amount	$ 2,042	$ 7,070	$ 10,549	$ 915	$ 20,576

[1] The company recorded $7,783 of acquired property, plant and equipment from Agrium, representing their preliminary fair values as at the acquisition date as described in Note 3.

Depreciation of property, plant and equipment was included in the following:

	March 31, 2018	March 31, 2017
Cost of goods sold	$ 272	$ 164
Selling expenses	64	–
General and administrative expenses	12	2
	348	166
Depreciation recorded in inventory	76	7
	$ 424	$ 173

Operating accounts payable incurred for additions to property, plant and equipment do not result in a cash outflow. When paid, the liabilities are reflected as a cash outflow within investing activities. The applicable net change in accounts payable relating to investing activities on the condensed consolidated statements of cash flow for the three months ended March 31, 2018 was $(24) (2017 – $(49)).

CARRYING AMOUNTS OF PROPERTY, PLANT AND EQUIPMENT

As at March 31, 2018 – Unaudited
(percentage)


$20,576
Machinery and equipment
Buildings and improvements
Land and improvements
Assets under construction

Source: Nutrien

in millions of US dollars except as otherwise noted

Note 14 Other Assets

Accounting Estimates and Judgments

The costs of certain ammonia catalysts are capitalized to other assets and are amortized, net of residual value, on a straight-line basis over their estimated useful lives of one to 12 years.

Upfront lease costs are capitalized to other assets and amortized over the life of the leases on a straight-line basis, the latest of which extends through 2037.

Supporting Information

Other assets were comprised of:

	March 31, 2018	December 31, 2017
Deferred income taxes assets (Note 8)	$ 149	$ 18
Ammonia catalysts – net of accumulated amortization of $63 (2017 – $61)	78	42
Long-term income taxes receivable (Note 8)	63	64
Accrued pension benefit asset (Note 26)	32	24
Investment tax credits receivable	23	24
Margin deposits on derivative instruments	16	17
Upfront lease costs – net of accumulated amortization of $12 (2017 – $12)	15	15
Other – net of accumulated amortization of $23 (2017 – $23)	98	42
	$ 474	$ 246

Note 15 Goodwill and Other Intangible Assets

Intangible assets, including goodwill, are identifiable, represent future economic benefits and are controlled by the company. Goodwill is not amortized but is subject to annual impairment reviews.

Accounting Policies

All business combinations are accounted for using the acquisition method. Identifiable intangible assets are recognized separately from goodwill. Goodwill is carried at cost, is not amortized and represents the excess of the cost of an acquisition over the fair value of the company's share of the net identifiable assets of the acquired subsidiary or equity method investee at the date of acquisition. Certain trade names have indefinite useful lives as there are no legal, regulatory, contractual, cooperative, economic or other factors that limit their useful lives. These are not amortized.

Separately recognized goodwill is carried at cost less accumulated amortization and impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

An intangible asset is recognized when it is:

- reliably measurable;
- identifiable (separable or arises from contractual rights);
- probable that expected future economic benefits will flow to the company; and
- controllable by the company.

Intangible assets are recorded initially at cost, including development and applicable employee costs, and relate primarily to:

- goodwill
- contractual customer relationships;
- production and technology rights;

Accounting Estimates and Judgments

Goodwill is allocated to CGUs or groups of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to those CGUs or groups of CGUs expected to benefit from the business combination in which the goodwill arose.

Judgment is applied in determining when expenditures are eligible for capitalization as intangible assets.

Estimation is applied to determine expected useful lives used in the straight-line amortization of intangible assets with finite lives. Changes in accounting estimates can result from changes in useful life or the expected pattern of consumption of an asset (taken into account by changing the amortization period or method, as appropriate).

in millions of US dollars except as otherwise noted

Accounting Policies continued

- trade names; and
- computer software and other developed projects (internally generated).

The following expenses are never recognized as an asset in current or subsequent periods:

- costs to maintain software programs; and
- development costs previously recognized as an expense.

Amortization is recognized in net earnings as an expense related to the function of the intangible asset.

Useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Accounting Estimates and Judgments continued

The following estimated useful lives have been applied to finite-lived intangible assets as at March 31, 2018.

	Useful Life Range (years)
Trade names	10 to 20
Customer relationships	6 to 15
Technology	3 to 7
Other	1 to 30

Supporting Information

Following is a reconciliation of intangible assets:

	Goodwill	Trade names [2]	Customer relationships [3]	Technology	Other	Total other intangibles
Carrying amount – December 31, 2017	$ 97	$ –	$ –	$ –	$ 69	$ 69
Merger impact [1]	10,455	27	2,091	96	104	2,318
Other acquisitions	30	–	–	–	6	6
Additions developed internally	–	–	–	5	–	5
Foreign currency translation	(6)	–	(1)	(1)	(2)	(4)
Amortization	–	–	(43)	(5)	(13)	(61)
Carrying amount – March 31, 2018	$ 10,576	$ 27	$ 2,047	$ 95	$ 164	$ 2,333
Balance as at March 31, 2018 comprised of:						
Cost	$ 10,583	$ 27	$ 2,090	$ 100	$ 231	$ 2,448
Accumulated amortization	(7)	–	(43)	(5)	(67)	(115)
Carrying amount	$ 10,576	$ 27	$ 2,047	$ 95	$ 164	$ 2,333

1 The company recorded $10,455 of preliminary goodwill, representing the excess of the purchase price of acquiring Agrium and the preliminary fair values of Agrium's assets and liabilities. The company also recorded $2,318 of acquired intangible assets from Agrium, representing their preliminary fair values as at the acquisition date as described in Note 3.

2 Trade names with a net book value of $19 have indefinite useful lives for accounting purposes.

3 The remaining amortization period of customer relationships at March 31, 2018, is approximately 15 years.

Amortization of intangible assets was included in the following:

	March 31, 2018	March 31, 2017
Cost of goods sold	$ 1	$ –
Selling expenses	56	2
General and administrative expenses	4	2
	$ 61	$ 4

in millions of US dollars except as otherwise noted

Note 16 Payables and Accrued Charges

Trade and other payables and accrued charges mainly consist of amounts owed to suppliers, contractors, employees and shareholders that have been invoiced or accrued.

Payables and accrued charges were comprised of:

	March 31, 2018	December 31, 2017
Trade accounts	$ 3,310	$ 255
Customer prepayments [1]	2,027	–
Dividends	258	84
Accrued compensation	220	98
Current portion of asset retirement obligations and accrued environmental costs (Note 18)	130	72
Accrued interest	106	33
Current portion of share-based compensation (Note 27)	84	13
Current portion of derivatives	81	29
Income taxes (Note 8)	57	16
Accrued utilities	53	51
Property and other taxes	52	8
Current portion of pension and other post-retirement benefits (Note 26)	38	35
Deferred revenue	18	51
Accrued merger costs (Note 3)	19	42
Other payables and other accrued charges [2]	467	49
	$ 6,920	$ 836

48%

Total trade accounts included in payables and accrued charges at March 31, 2018

[1] Prepayments made by customers planning to purchase products for the upcoming planting and application season.

[2] Includes employee termination accruals of $23 as at March 31, 2018 relating to the Merger.

Note 17 Derivative Instruments

Nutrien enters into contracts with other parties primarily to fix the price of natural gas and the exchange rate for foreign currency transactions.

Accounting Policies

Derivative financial instruments are used to lock in commodity prices and exchange rates. These are measured at fair value through profit or loss ("FVTPL") unless classified as a designated and qualified cash flow hedge. Contracts to buy or sell a non-financial item [1] are recognized at fair value on the condensed consolidated balance sheet where appropriate.

For designated and qualified cash flow hedges:

- the effective portion of the change in the fair value of the derivative is accumulated in OCI;
- when the hedged forecasted transaction occurs, the related gain or loss is removed from accumulated other comprehensive income ("AOCI") and included in the cost of inventory;
- the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
- the ineffective portions of hedges are recorded in net earnings in the current period.

Accounting Estimates and Judgments

Uncertainties, estimates and use of judgment include the assessment of contracts as derivative instruments and for embedded derivatives, application of hedge accounting and valuation of derivatives at fair value (discussed further in Note 29).

For derivatives or embedded derivatives, the most significant area of judgment is whether the contract can be settled net, one of the criteria in determining whether a contract for a non-financial asset is considered a derivative and accounted for as such. Judgment is also applied in determining whether an embedded derivative is closely related to the host contract, in

Unaudited in millions of US dollars except as otherwise noted

Accounting Policies continued

The change in fair value of derivative instruments, not designated or not qualified as hedges, is recorded in net earnings in the current period.

The company's policy is not to use derivative instruments for trading or speculative purposes. The company may choose not to designate a qualifying derivative instrument in an economic hedging relationship as an accounting hedge.

For natural gas derivative instruments designated as accounting hedges, the company formally documents:

- all relationships between hedging instruments and hedged items;
- its risk management objective and strategy for undertaking the hedge transaction; and
- the linkage of derivatives to specific assets and liabilities or to specific firm commitments or forecast transactions.

The company also assesses whether the natural gas derivatives used in hedging transactions are expected to be or were highly effective, both at the hedge's inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to the company's NYMEX natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. The company's AECO natural gas hedges are assessed using a qualitative assessment. Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered or changes in credit risk of the company or the counterparty.

A hedging relationship is terminated if:

- the hedge ceases to be effective;
- the underlying asset or liability being hedged is derecognized; or
- the derivative instrument is no longer designated as a hedging instrument.

In such instances, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred and recognized in net earnings on the same basis that gains, losses, revenue and expenses of the previously hedged item are recognized. If a cash flow hedging relationship is terminated because it is no longer probable that the anticipated transaction will occur, then the net gain or loss accumulated in OCI is recognized in current period net earnings.

[1] Can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments (except contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements).

Accounting Estimates and Judgments continued

which case bifurcation and separate accounting are not necessary.

The process to test effectiveness and meet stringent documentation standards requires the application of judgment and estimation.

Supporting Information

Significant derivatives include the following:

- natural gas swap agreements to manage the cost of natural gas, generally designated as cash flow hedges of anticipated transactions; and
- foreign currency forward contracts, used by the company to reduce volatility in net earnings and to limit exposure to exchange rate fluctuations relating to expenditures denominated in currencies other than the US dollar, not designated as hedging instruments for accounting purposes.

Derivatives were comprised of:

	March 31, 2018			December 31, 2017		
	Assets	**Liabilities**	**Net**	Assets	Liabilities	Net
Natural gas derivatives – designated cash flow hedges	$ 8	$ 103	$ (95)	$ –	$ 35	$ (35)
Natural gas derivatives	8	21	(13)	9	29	(20)
Foreign currency derivatives	4	6	(2)	1	–	1
Total	20	130	(110)	10	64	(54)
Less current portion	(18)	(81)	63	(7)	(29)	22
Long-term portion	$ 2	$ 49	$ (47)	$ 3	$ 35	$ (32)

Natural gas derivatives outstanding:

			March 31, 2018			December 31, 2017		
	Notional [1]	Maturities	Average contract price [2]	Fair value of assets (liabilities)	Notional [1]	Maturities	Average contract price [2]	Fair value of assets (liabilities)
Natural gas								
NYMEX swaps	26	2018 – 2022	$ 4.68	(46)	27	2018 – 2022	$ 4.89	(54)
AECO swaps [3]	53	2018 – 2019	$ 2.31	(62)	–	–	–	–

[1] In millions of metric British Thermal units (MMBtu).

[2] US dollars per MMBtu.

3 AECO swaps are only included in 2018 as a result of the Merger.

Note 18   Asset Retirement Obligations and Accrued Environmental Costs

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental restoration provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

Accounting Policies

Provisions are recognized when:

- there is a present legal or constructive obligation as a result of past events;
- it is probable an outflow of resources will be required to settle the obligation; and
- the amount has been reliably estimated.

Provisions are not recognized for costs that need to be incurred to operate in the future or expected future operating losses.

The company recognizes provisions for termination benefits at the earlier of when it can no longer withdraw the offer of the termination benefits and when it recognizes any related restructuring costs.

Provisions are measured at the present value of the cash flow [1] expected to be required to settle the obligation.

As a result of the Merger, the company recognized additional environmental costs that are present obligations of the company though cash outflows of resources are not probable. These are subsequently measured at the higher of the amount initially recognized and the best estimate of the expenditures to be incurred.

Environmental costs related to current operations are:

Capitalized as an asset, if	Expensed, if	Recorded as a provision, when
- property life is extended; - capacity is increased; - contamination from future operations is mitigated or prevented; or - related to legal or constructive asset retirement obligations.	- related to existing conditions caused by past operations; and - they do not contribute to current or future revenue generation.	- environmental remedial efforts are likely; - the costs can be reasonably estimated; and - the company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation, and cost-sharing arrangements.

[1] Using a pre-tax risk-free discount rate that reflects current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation.

Accounting Estimates and Judgments

Estimates for provisions take into account:

- most provisions will not be settled for a number of years;
- environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting the company's operations could change, either of which could result in significant changes to current plans; and
- the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on the company's interim financial statements.

Estimates for asset retirement obligation costs depend on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company uses appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

Employee termination activities are complex processes that can take months to complete and involve making and reassessing estimates.

in millions of US dollars except as otherwise noted

Accounting Policies continued

The company recognizes provisions for decommissioning obligations (also known as asset retirement obligations) primarily related to mining and mineral activities. The major categories of asset retirement obligations are:

- reclamation and restoration costs at its potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
- land reclamation and revegetation programs;
- decommissioning of underground and surface operating facilities;
- general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and
- post-closure care and maintenance.

The present value of a liability for a decommissioning obligation is recognized in the period in which it is incurred if a reasonable estimate can be made and it is probable that there will be an outflow of resources. The associated costs are:

- capitalized as part of the carrying amount of any related long-lived asset and then amortized over its estimated remaining useful life;
- recorded as inventory; or
- expensed in the period.

The best estimate of the amount required to settle the obligation is reviewed at the end of each reporting period and updated for any changes in the discount and foreign exchange rates and the amount or timing of the underlying cash flows. When there is a change in the best estimate, an adjustment is recorded against the carrying amount of the provision and any related asset, and the effect is then recognized in net earnings over the remaining life of the asset. The increase in the provision due to the passage of time is recognized as a finance cost. A gain or loss may be incurred upon settlement of the liability

Accounting Estimates and Judgments continued

The risk-free rate and expected cash flow payments for asset retirement obligations and accrued environmental costs at March 31, 2018 were as follows:

	Risk-Free Rate	Cash Flow Payments [1]
Asset retirement obligations		
Potash	3.64% - 5.00%	40 - 431 years
Phosphate	1.60% - 3.15%	1 - 484 years
Other segments	1.22% - 6.50%	1 - 87 years
Accrued environmental costs	0.65% - 4.27%	1 - 30 years

[1] Timeframe in which payments are expected to principally occur from March 31, 2018, with the majority of phosphate payments taking place over the next 80 years. Changes in years can result from changes to the mine life and/or changes in the rate in tailing volumes.

Sensitivity of asset retirement obligations and accrued environmental costs to changes in the discount rate on the recorded liability as at March 31, 2018 is as follows:

	Undiscounted Cash Flows	Discounted Cash Flows	Discount Rate +0.5%	Discount Rate -0.5%
Asset retirement obligations			$ (92)	$ 101
Potash	$ 797 [1]	$ 106		
Phosphate	1,333	948		
Other segments	85	24		
Accrued environmental costs	710	538	(28)	31

[1] Represents total undiscounted cash flows in the first year of decommissioning. Excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 92-373 years.

in millions of US dollars except as otherwise noted

Supporting Information

Following is a reconciliation of asset retirement and environmental restoration obligations:

	Asset Retirement Obligations	Accrued Environmental Costs	Total
Balance – December 31, 2017	$ 702	$ 21	$ 723
Merger impact [1]	407	520	927
Recorded in (loss) earnings			
New obligations	1	–	1
Change in discount rate	(11)	–	(11)
Change in other estimates	1	–	1
Unwinding of discount	7	–	7
Capitalized to property, plant and equipment			
Change in discount rate	(10)	–	(10)
Settled during period	(11)	(3)	(14)
Other adjustments	–	2	2
Foreign currency translation	(8)	(2)	(10)
Balance – March 31, 2018	$ 1,078	$ 538	$ 1,616
Balance as at March 31, 2018 comprised of:			
Current liabilities			
Payables and accrued charges (Note 16)	$ 99	$ 31	$ 130
Non-current liabilities			
Asset retirement obligations and accrued environmental costs	$ 979	$ 507	$ 1,486

[1] The company recorded $927 of assumed asset retirement and environmental restoration obligations from Agrium, representing their preliminary fair values as at the acquisition date as discussed in Note 3.

Environmental Operating and Capital Expenditures

The company's operations are subject to numerous environmental requirements under federal, provincial, state and local laws and regulations in the countries in which it operates. These laws and regulations govern matters such as air emissions, wastewater discharges, land use and reclamation, and solid and hazardous waste management. Many of these laws, regulations and permit requirements are becoming increasingly stringent, and the cost of compliance can be expected to rise over time.

Other Environmental Obligations

Other environmental obligations generally relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operation of real property and facilities.

in millions of US dollars except as otherwise noted

Note 19 Investments

Nutrien holds interests in associates and joint ventures, the most significant being Canpotex, MOPCO and Profertil. The company's most significant investment accounted for as FVTOCI is Sinofert. The company's significant investments in SQM and APC are classified as held for sale.

Investments Held for Sale and Discontinued Operations

Accounting Policies

The company classifies assets and liabilities as held for sale if it is highly probable that the carrying value will be recovered through a sale transaction within one year rather than through continuing use.

Discontinued operations represent a component of the company's business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographic area of operations or is a part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations.

The company's significant policies include:

- cessation of equity accounting for associates and joint ventures at the date the investments were classified as held for sale;
- measurement of assets at the lower of carrying amount and fair value less costs to sell, with the exception of financial assets (measured at FVTOCI);
- unrealized gains and losses on remeasurement of investments measured at FVTOCI are recorded, net of related income taxes, to OCI; and
- dividends received are recorded on the condensed consolidated statement of (loss) earnings.

Accounting Estimates and Judgments

Estimation is used to determine fair value less cost to sell.

Judgment is used to assess whether the highly probable standard is met and the date when equity accounting ceases.

Judgment is also used in determining if the discontinued operations are a component of the company.

The company's investments in SQM and APC were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger. Share of earnings, dividend income and income tax recovery (expense) pertaining to these investments were reclassified from (loss) earnings before income taxes and income tax recovery (expense) to net earnings from discontinued operations on the condensed consolidated statements of (loss) earnings. The company is actively seeking buyers for its investments in SQM and APC and expects to complete the sales in 2018. On January 24, 2018, the company completed the sale of its equity interests in ICL through a private secondary offering for net proceeds of $685, resulting in a loss on disposal of $19 recorded through AOCI, net of income taxes of $NIL.

Supporting Information

Assets and liabilities held for sale were comprised of:

	March 31, 2018	December 31, 2017
Assets		
Investment in SQM and APC	$ 1,146	$ 1,146
Investment in ICL	–	708
Current tax asset	4	4
Assets held for sale	$ 1,150	$ 1,858
Liabilities		
Deferred income tax liabilities	$ 36	$ 36

Net earnings from discontinued operations was comprised of:

	For the Three Months Ended March 31, 2018	2017
Share in earnings of SQM and APC	$ –	$ 38
Dividend income	–	8
Income tax expense	–	(3)
Net earnings from discontinued operations	$ –	$ 43
Net earnings per share from discontinued operations		
Basic	$ –	$ 0.05
Diluted	$ –	$ 0.05

in millions of US dollars except as otherwise noted

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held		Quoted Fair Value [1]		Carrying Amount	
			March 31, 2018	December 31, 2017	**March 31, 2018**	December 31, 2017	**March 31, 2018**	December 31, 2017
SQM	Chemicals & Mining	Chile	32% [2]	32% [2]	$ 3,807	$ 4,645	$ 784	$ 784
APC	Mining	Jordan	28%	28%	558	543	362	362
ICL	Fertilizer & Specialty Chemicals	Israel	0%	14%	–	708	–	708
							$ 1,146	$ 1,854

[1] The quoted market value (fair value) was based on unadjusted quoted prices in active markets (Level 1).

[2] Due to provisions in SQM's bylaws, the company holds proportional voting rights of 28 percent.

Investments in Equity-Accounted Investees

Accounting Policies

Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee. Such investees that are not jointly controlled are referred to as associates. All investees the company jointly controls are classified and accounted for as joint ventures, which are also accounted for using the equity method.

The company's significant policies include:

- its proportionate share of any net earnings or losses from investees, and any gain or loss on disposal, are recorded in net earnings adjusted for any fair value adjustment at acquisition date and differences in accounting policies;
- its proportionate share of post-acquisition movements in OCI is recognized in the company's OCI;
- the cumulative post-acquisition movements in net earnings and OCI are adjusted against the carrying amount of the investment; dividends received reduce the carrying amount of the company's investment;
- an impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount[1] becomes lower than the carrying amount; and
- impairment losses are reversed if the recoverable amount subsequently exceeds the carrying amount.

[1] The higher of value in use and fair value less costs to sell.

Accounting Estimates and Judgments

Judgment is necessary in determining when significant influence (power to participate in the financial and operating policy decisions of the investee but not control or jointly control over those policies) exists.

Judgment is also used in determining if objective evidence of impairment exists, and if so, the amount of impairment.

Unaudited in millions of US dollars except as otherwise noted

Supporting Information

Equity-accounted investees were comprised of:

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held: March 31, 2018	Proportion of Ownership Interest and Voting Rights Held: December 31, 2017	Carrying Amount: March 31, 2018	Carrying Amount: December 31, 2017
MOPCO [1]	Nitrogen Producer	Egypt	26%	0% [3]	$ 242	$ –
Profertil	Nitrogen Producer	Argentina	50%	0% [3]	173	–
Canpotex	Marketing & Logistics	Canada	50% [2]	33%	–	–
Other associates and joint ventures					161	30
Total equity-accounted investees					$ 576	$ 30

[1] The company recorded the shares of MOPCO's earnings on a one-quarter lag as the financial statements of MOPCO are not available on the date of issuance of the company's interim financial statements. Future conditions, including those related to MOPCO in Egypt, which has been subject to political instability and civil unrest, may restrict the company's ability to obtain dividends from MOPCO. The company is also exposed to currency risk related to fluctuations in the Egyptian pound against the US dollar.

[2] Upon closing of the Merger on January 1, 2018 as described in Note 3, the company's interest in Canpotex is a 50% voting interest and the classification of the investment changed from an associate to a joint venture. The equity method is required for both associates and joint ventures, therefore, there is no change in the accounting for Canpotex.

[3] Investments in MOPCO and Profertil are only included in 2018 as a result of the Merger.

Investments at FVTOCI

Accounting Policies

The fair value of investments designated as FVTOCI is recorded in the condensed consolidated balance sheet, with unrealized gains and losses, net of related income taxes, recorded in AOCI.

The company's significant policies include:

- the cost of investments sold is based on the weighted average method; and
- realized gains and losses on these investments remain in OCI, but the cumulative balance can be transferred to another equity reserve, such as retained earnings.

See Note 29 for a description of how the company determines fair value for its investments.

Accounting Estimates and Judgments

The company's 22 percent ownership of Sinofert does not constitute significant influence and its investment is therefore accounted for as FVTOCI.

Supporting Information

Investments at FVTOCI were as follows:

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held: March 31, 2018	Proportion of Ownership Interest and Voting Rights Held: December 31, 2017	Fair Value and Carrying Amount: March 31, 2018	Fair Value and Carrying Amount: December 31, 2017
Sinofert [1]	Fertilizer Supplier & Distributor	China/Bermuda	22%	22%	$ 197	$ 258
Other					5	4
					$ 202	$ 262

[1] The quoted market value (fair value) was based on unadjusted quoted prices in active markets (Level 1).

Unaudited in millions of US dollars except as otherwise noted

As at March 31, 2018, the net unrealized loss on these investments was $380 (March 31, 2017 – $313).

Changes in fair value, and related accounting, for the company's investment in Sinofert since December 31, 2017 were as follows:

			Impact of Unrealized Loss on:	
	Fair Value	Unrealized (Loss) Gain	OCI and AOCI	Net Earnings and Retained Earnings
Balance – December 31, 2017	$ 258	$ (321)	$ 68	$ (389)
Decrease in fair value during the period	(61)	(61)	(61)	–
Balance – March 31, 2018	$ 197	$ (382)	$ 7	$ (389)

Note 20 Short-Term Debt

The company uses its $5 billion commercial paper programs for its short-term cash requirements. The commercial paper program is backstopped by a long-term credit facility. Short-term facilities are renegotiated periodically.

Short-term debt was comprised of:

	March 31, 2018	December 31, 2017
Commercial paper	$ 1,851	$ 730
Credit facilities [1]	240	–
	$ 2,091	$ 730

[1] Is unsecured and consists of US dollar-denominated debt of $69, euro-denominated debt of $34 and debt of $137 in other currency denominations.

The amount available under the commercial paper program is limited to the availability of backup funds under the credit facility. As at March 31, 2018, the company was authorized to issue commercial paper up to $5,000 (2017 – $2,500), pursuant to the legacy commercial paper programs of PotashCorp and Agrium. The company also had other facilities, mostly denominated in foreign currencies, of $509, a line of credit of $75, and an accounts receivable securitization program of $300 available from which they could draw other short-term debt.

Principal covenants and events of default under the line of credit are the same as those under the $3,500 credit facility described in Note 21.

Under the accounts receivable securitization program, the company sells certain trade receivables to a special purchase vehicle, which is a consolidated entity within Nutrien. The company controls and retains substantially all the risks and rewards of the receivables sold to the special purchase vehicle. Should the company wish to draw funds under the program, the sold accounts receivable balances may be used as capacity for collateralized borrowings from a third party financial institution. At March 31, 2018, the company had not drawn down on the capacity made available under this program.

Subsequent to March 31, 2018, the company launched a commercial paper program having an aggregate authorized amount of $4,500 ("Nutrien Commercial Paper Facility"). Concurrent with the launch, Nutrien has discontinued new issuances under the legacy commercial paper programs of PotashCorp and Agrium.

Note 21 Long-Term Debt

The company's sources of borrowing for funding and liquidity purposes are primarily senior notes, debentures and a long-term credit facility that provides for unsecured borrowings and backstops its commercial paper program. The company has access to the capital markets through its base shelf prospectus.

Accounting Policy

Issue costs of long-term debt obligations are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest method.

in millions of US dollars except as otherwise noted

Supporting Information

Long-term debt was held at the subsidiary level and was comprised of:

	Rate of Interest	Maturity	March 31, 2018	December 31, 2017
Senior notes [1]				
Notes issued 2009	6.500%	May 15, 2019	$ 500	$ 500
Notes issued 2009	4.875%	March 30, 2020	500	500
Notes issued 2014	3.625%	March 15, 2024	750	750
Notes issued 2015	3.000%	April 1, 2025	500	500
Notes issued 2016	4.000%	December 15, 2026	500	500
Notes issued 2006	5.875%	December 1, 2036	500	500
Notes issued 2010	5.625%	December 1, 2040	500	500
Debentures [1]				
Debentures issued 2008	6.750%	January 15, 2019	500	–
Debentures issued 2012	3.150%	October 1, 2022	500	–
Debentures issued 2013	3.500%	June 1, 2023	500	–
Debentures issued 2015	3.375%	March 15, 2025	550	–
Debentures issued 1997	7.800%	February 1, 2027	125	–
Debentures issued 2015	4.125%	March 15, 2035	450	–
Debentures issued 2006	7.125%	May 23, 2036	300	–
Debentures issued 2010	6.125%	January 15, 2041	500	–
Debentures issued 2013	4.900%	June 1, 2043	500	–
Debentures issued 2014	5.250%	January 15, 2045	500	–
Other			29	–
			8,204	3,750
Add net unamortized fair value adjustments [2]			474	–
Less net unamortized debt issue costs			(63)	(43)
			8,615	3,707
Less current maturities			(510)	–
Less current net unamortized fair value adjustments [2]			(18)	–
Add current portion of amortization			4	4
			$ 8,091	$ 3,711

[1] Each series of senior notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and have various provisions that allow redemption prior to maturity, at the company's option, at specified prices.

[2] Associated with the Merger on January 1, 2018.

Under the senior notes and debentures, the company is not subject to any financial test covenants, but is subject to certain customary covenants and events of default. The company was in compliance with these covenants as at March 31, 2018. Subsequent to March 31, 2018, other than in respect of the 7.800% debentures due 2027 (the "2027 debentures"), these covenants were replaced with the covenants described below in conjunction with the debt exchange.

During the first quarter of 2018, the company commenced offers to exchange the senior notes and debentures for new notes issued by Nutrien (the "Nutrien Notes"). The Nutrien Notes have interest rates and maturities identical to those of the applicable exchanged series of senior notes or debentures. Subsequent to March 31, 2018, approximately $7,578 of senior notes and debentures were tendered and accepted in exchange for $7,578 of Nutrien Notes.

A small portion of senior notes and debentures, excluding the 2027 debentures, were not exchanged and remained outstanding with the issuing subsidiary. In accordance with the amended terms of the senior notes and debentures, the company is not required to provide additional financial reporting at the issuing subsidiary level. The indentures governing these remaining senior notes and debentures have been amended to eliminate certain covenants and events of default provisions. In addition, none of the 2027 debentures were exchanged, but debt holders have consented to amend certain covenants of the indenture governing this series such that the financial reporting of Nutrien rather than the issuing subsidiary will satisfy any financial reporting requirements.

The Nutrien Notes have various provisions that allow for redemption prior to maturity, at the company's option, at specified prices. The company is not subject to any financial test covenants but is subject to certain customary covenants including limitation on liens of 15% of consolidated net tangible assets, merger and change of control covenants and customary events of default.

The debt exchange is accounted for as a modification of debt as the financial terms of the Nutrien Notes were identical to senior notes and debentures and there is no substantial difference between the present value of cash flows under the Nutrien Notes compared to the notes and debentures. The transaction costs from the debt exchange of approximately $18 were recorded to the carrying amount of the long-term debt and will be amortized over the life of the Nutrien Notes.

The company has long-term revolving credit facilities at the subsidiary level that provide for unsecured borrowings and also backstops its commercial paper programs. The availability of borrowings is reduced by the amount of commercial paper outstanding. Details of the company's credit facilities were as follows:

	March 31, 2018		December 31, 2017
Credit Facility	$3,250 – maturity May 31, 2021 $250 – maturity May 31, 2020	$2,500 – maturity December 21, 2020	$3,250 – maturity May 31, 2021 $250 – maturity May 31, 2020
Borrowings outstanding	$ NIL	$ NIL	$ NIL
Commercial paper outstanding, backstopped by the credit facility (Note 20)	$ 1,736	$ 115	$ 730
Amounts borrowed and repaid during the period ended	$ NIL	$ NIL	$ NIL

Principal covenants and events of default under the $3,500 revolving credit facility include a debt to capital ratio of less than or equal to 0.65:1, net book value of disposed assets not to exceed 25 percent of the prior year-end's total assets, debt of subsidiaries not to exceed $1,000 and a $300 permitted lien basket. Other customary covenants and events of default for non-payment of other debt in excess of the greater of $100 or two percent of shareholders' equity. Non-compliance with such covenants could result in accelerated payment of amounts due under the credit facility, and its termination.

Principal covenants and events of default under the $2,500 revolving credit facility include an interest coverage ratio of greater than or equal 2.5:1, debt to capital ratio of less than or equal to 0.65:1, debt of subsidiaries not to exceed 15% of consolidated tangible assets, and non-payment of other debt in excess of the greater of $100 or two percent of shareholders' equity. Non-compliance with such covenants could result in accelerated payment of amounts due under the credit facility, and its termination.

Subsequent to March 31, 2018, these covenants were replaced with the covenants described below in conjunction with the credit facility replacement.

The company was in compliance with the covenants identified above as at March 31, 2018.

Subsequent to March 31, 2018, the company replaced the existing $3,500 unsecured revolving credit facility and the $2,500 multi-jurisdictional unsecured revolving credit facility with a new Nutrien $4,500 unsecured revolving credit facility ("Nutrien Credit Facility"). The Nutrien Credit Facility matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date specified in the request. Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility.

Long-term debt obligations as at March 31, 2018 will mature between April 1 and March 31 in the years indicated as follows [1]:

2019	$	510
2020		1,008
2021		5
2022		–
2023		500
Subsequent years		6,181
	$	8,204

[1] Actual amounts and timing may differ depending on prepayments or refinancing prior to or at maturity.

LONG-TERM DEBT OUTSTANDING AT MARCH 31, 2018
Unaudited
($ millions)



Source: Nutrien

in millions of US dollars except as otherwise noted

Note 22 Share Capital

Share capital represents amounts associated with issued common shares.

Authorized

The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Share repurchase program

On February 20, 2018, the company's Board of Directors approved a share repurchase program of up to five percent of the company's outstanding common shares over a one-year period through a normal course issuer bid. Purchases under the normal course issuer bid will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order. Purchases of common shares commenced on February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the company has acquired the maximum number of common shares allowable or the date the company announces that it has otherwise decided not to make any further repurchases.

The company repurchased for cancellation 9,321,587 common shares during the three months ended March 31, 2018, at a cost of $457 and an average price per share of $49.02. The repurchase resulted in a reduction of share capital of $256, and the excess of net cost over the average book value of the shares was recorded as a reduction of contributed surplus of $23 and a reduction of retained earnings of $178.

Issued

	Number of Common Shares (Pre-Merger)	Number of Common Shares (Post-Merger)	Consideration
Balance – December 31, 2017 (Pre-Merger)	840,223,041		
Conversion ratio	0.40		
PotashCorp shares converted to Nutrien shares		336,089,216	$ 1,806
Agrium shares – December 31, 2017 (Pre-Merger)	138,165,765		
Conversion ratio	2.23		
Agrium shares converted to Nutrien shares		308,109,656	15,898
Fractional shares cancelled [1]		(1,399)	–
Balance – January 1, 2018 (Post-Merger)		644,197,473	$ 17,704
Issued under option plans and share-settled plans		35,849	1
Repurchased		(9,321,587)	(256)
Balance – March 31, 2018		634,911,735	$ 17,449

1 No fractional shares of Nutrien were issued. Each PotashCorp shareholder and Agrium shareholder that would otherwise have been entitled to receive a fraction of a Nutrien share received, in lieu thereof, a cash amount, without interest, determined by reference to the volume weighted average trading price of Nutrien shares on the Toronto Stock Exchange on the first five trading days on which such shares trade on such exchange following January 2, 2018.

Dividends declared

During the three months ended March 31, 2018, the company declared a quarterly dividend of $0.40 per share (2017 – $0.10).

SHARE CAPITAL CONSIDERATION Unaudited


($ millions)
As at March 31
Total share capital
Three-months ended March 31
Impact of Merger
Issued under option plan
Repurchased
18,000
14,400
10,800
7,200
3,600
0
-3,600
December 31, 2017
March 31, 2018

Source: Nutrien

DIVIDENDS AND EARNINGS PER SHARE Unaudited


($)
Dividend declared per share
Earnings per share (Basic)
0.5
0.4
0.3
0.2
0.1
0.0
-0.1
-0.2
Q1 2016
Q2
Q3
Q4
Q1 2017
Q2
Q3
Q4
Q1 2018

Source: Nutrien

Unaudited in millions of US dollars except as otherwise noted

Note 23 Capital Management

The objective of Nutrien's capital allocation policy is to balance between the return of capital to shareholders, improvement in the efficiency of the company's existing assets, and delivery on the company's growth opportunities, while maintaining a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk. Nutrien's goal is to pay a stable and modestly growing dividend with a target payout that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle.

The company monitors its capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

The company uses a combination of short-term and long-term debt to finance its operations. It typically pays floating rates of interest on short-term debt and credit facilities, and fixed rates on senior notes and debentures.

Net debt and adjusted shareholders' equity are included as components of the company's capital structure. The calculation of net debt, adjusted shareholders' equity and adjusted capital is set out in the following table:

	March 31, 2018	December 31, 2017
Short-term debt	$ 2,091	$ 730
Current portion of long-term debt [1]	510	–
Long-term debt [1]	7,694	3,750
Net unamortized debt issue costs	(59) [2]	(39) [1]
Total debt	10,236	4,441
Cash and cash equivalents	(460)	(116)
Net debt	9,776	4,325
Total shareholders' equity	23,431	8,303
Accumulated other comprehensive loss (income)	74	(25)
Adjusted shareholders' equity	23,505	8,278
Adjusted capital [3]	$ 33,281	$ 12,603

1 Excludes unamortized fair value adjustments

2 Comprised of net unamortized debt issue costs less current portion of amortization included in prepaid expenses and other current assets.

3 Adjusted capital = (total debt – cash and cash equivalents) + (total shareholders' equity – accumulated other comprehensive (income) loss).

The company monitors capital on the basis of a number of ratios, including net debt to EBITDA, interest coverage and debt to capital.

The company maintains a base shelf prospectus, which permit issuance through April 2020 in Canada and the United States, of common shares, debt, and other securities up to $11,000. Issuance of securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets. During the first quarter of 2018, the company filed a prospectus supplement to exchange $8,175 of the senior notes of PotashCorp and debentures of Agrium, for the Nutrien Notes issued by the company, as discussed in Note 21.

in millions of US dollars except as otherwise noted

Note 24 Commitments

A commitment is an agreement that is enforceable and legally binding to make a payment in the future for the purchase of goods or services. These amounts are not recorded in the condensed consolidated balance sheet since the company has not yet received the goods or services from the supplier. The amounts below are what the company is committed to pay based on current expected contract prices.

Accounting Policies

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the risks and rewards of ownership of property to the company are accounted for as finance leases. They are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Property acquired under a finance lease is depreciated over the shorter of the period of expected use on the same basis as other similar property, plant and equipment and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rental payments under operating leases are expensed in net earnings on a straight-line basis over the period of the lease.

Accounting Estimates and Judgments

The company is party to various leases, including leases for railcars and vessels. Judgment is required in considering a number of factors to ensure that leases to which the company is party are classified appropriately as operating or financing. Such factors include whether the lease term is for the major part of the asset's economic life and whether the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset.

Substantially all of the leases to which the company is party have been classified as operating leases.

Supporting Information

Lease Commitments
The company has various long-term operating lease agreements for land, buildings, port and distribution facilities, equipment, ocean-going transportation vessels, railcars, vehicles and application equipment. The majority of lease agreements are renewable at the end of the lease period at market rates. Rental expenses for operating leases for the three months ended March 31, 2018 were $75 (2017 – $20).

Purchase Commitments
The company has entered into long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expires in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the following table are based on floor prices and minimum purchase quantities. The company is in ongoing negotiations with the National Gas Company of Trinidad and Tobago Limited for the renewal of the natural gas contracts. Contract negotiations are expected to be complete by the end of 2018.

Profertil has long-term gas contracts denominated in US dollars and expiring in 2019, which account for approximately 100 percent of Profertil's gas requirements. YPF S.A., the company's joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts. Commitments include the company's proportionate share of this joint venture.

The Carseland facility has a power co-generation agreement, expiring on December 31, 2026, for which the company can purchase 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

The company has a phosphate rock supply agreement that includes a minimum commitment to purchase phosphate rock until December 2018. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. The company entered into a freight contract to import phosphate rock extending to 2019.

Agreements for the purchase of sulfur for use in the production of phosphoric acid provide for specified purchase quantities, and prices based on market rates at the time of delivery. The commitments included in the following table are based on expected contract prices.

As part of the agreement to sell Conda Phosphate operations ("CPO"), the company entered into long-term strategic supply and offtake agreements which extend to 2023. Under the terms of the supply and offtake agreements, the company will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate ("MAP") product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Capital Commitments
The company has various long-term contractual commitments related to the acquisition of property, plant and equipment, the latest of which expires in 2022. The commitments included in the following table are based on expected contract prices.

Other Commitments
Other commitments consist principally of pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2038.

in millions of US dollars except as otherwise noted

Minimum future commitments under these contractual arrangements were as follows at March 31, 2018:

	Operating Leases	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	$ 197	$ 950	$ 28	$ 80	$ 1,255
1 to 3 years	350	499	26	101	976
3 to 5 years	232	383	10	65	690
Over 5 years	334	327	–	33	694
Total	$ 1,113	$ 2,159	$ 64	$ 279	$ 3,615

Note 25 Guarantees

General guarantees are not recognized in the condensed consolidated balance sheet but are disclosed.

Accounting Policies

General guarantees are not recognized in the condensed consolidated balance sheet but are disclosed and include:

- contracts or indemnifications that contingently require the guarantor to make payments based on changes in an underlying;
- contracts that contingently require payments to a guaranteed party based on another entity's failure to perform under an agreement; and
- an indirect guarantee of the indebtedness of another party.

A financial guarantee contract requires the issuer to make payments to reimburse the holder for a loss it incurs because a debtor fails to make payment when due. A financial guarantee contract is recognized as a financial instrument in the condensed consolidated balance sheet when the company becomes party to the contract.

Supporting Information

The company provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. Indemnification agreements:

- may require the company to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
- will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and
- have not historically required the company to make any significant payments and no amounts have been accrued in the condensed consolidated financial statements (except for accruals relating to the underlying potential liabilities).

Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under certain agreements with third parties. It would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. As at March 31, 2018, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $503. It is unlikely these guarantees will be drawn upon and, since the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company's expected losses from these arrangements.

As at March 31, 2018, no subsidiary balances subject to guarantees were outstanding in connection with the company's cash management facilities, and it had no liabilities recorded for other guarantee obligations.

The company has guaranteed the gypsum stack capping, closure and post-closure obligations of PCS Phosphate Company, Inc ("PCS Phosphate") in White Springs, Florida and PCS Nitrogen Inc. ("PCS Nitrogen") in Geismar, Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In addition to the foregoing guarantees associated with US mining operations, the company has guaranteed the performance of certain remediation obligations of PCS Joint Venture, Ltd. at the Lakeland, Florida and Moultrie, Georgia sites.

The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans, and financial assurances for these plans, approved by the responsible provincial minister. The next scheduled review of the decommissioning and reclamation plans is to be completed by June 30, 2021. With respect to the financial assurances for these plans, the Minister of the Environment for Saskatchewan ("MOE") approved the established trust funds of CDN $50 to be funded by the company in equal annual payments. The company has two trust funds held at the subsidiary level. As at March 31, 2018, the total balance in the trust funds was CDN $22.

The company has met its financial assurance responsibilities as at March 31, 2018. Costs associated with

in millions of US dollars except as otherwise noted

the retirement of long-lived tangible assets have been accrued in the interim financial statements to the extent that a legal or constructive liability to retire such assets exists.

During the period, the company entered into various other commercial letters of credit in the normal course of operations. As at March 31, 2018, $164 of letters of credit were outstanding.

The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

GUARANTEES
As at March 31 - Unaudited
($ millions)


600
500
400
300
200
100
0
Future (undiscounted) payments under significant guarantees provided to third parties
Trust Fund (CDN$)
Letters of credit

Source: Nutrien

Note 26 Pension and Other Post-Retirement Benefits

The company offers pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all employees participate in at least one of these plans.

Defined Benefit Plans

Accounting Policies

For employee retirement and other defined benefit plans:

- accrued liabilities are recorded net of plan assets;
- costs [1] are actuarially determined on a regular basis using the projected unit credit method;
- net interest is based on the discount rate used to measure plan obligations or assets at the beginning of the annual period;
- past service cost is recognized in net earnings at the earlier of when i) a plan amendment or curtailment occurs; or ii) related restructuring costs or termination benefits are recognized;
- net interest is presented within finance costs; and
- other components of costs are presented within cost of goods sold, selling or general and administrative expenses, as applicable.

Accounting Estimates and Judgments

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by the company's independent actuaries.

The company's discount rate assumption is impacted by:

- the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
- country specific rates; and
- the use of a yield curve approach. [2]

[2] Based on the respective plans' demographics, expected future pension benefits and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where the company does not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds. For Trinidad plans, the cash flows are discounted using yields on local market government bonds with cash flows of similar timing. The resulting rates are used by the company to determine the final discount rate.

in millions of US dollars except as otherwise noted

Accounting Policies continued

Remeasurements, recognized immediately in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, the company recognizes past service cost before any gain or loss on settlement.

[1] Including service costs, past service costs, gains and losses on curtailments and settlements, net interest and remeasurements

Accounting Estimates and Judgments continued

The significant assumptions used to determine the benefit obligations and expense for the company's significant plans were as follows:

	Pension 2018	Other 2018
Assumptions used to determine benefit obligations as at March 31		
Discount rate, %	3.93	3.87
Assumptions used to determine benefit expense for the three months ended March 31		
Discount rate, %	3.67	3.60
Assumptions used to determine both the benefit obligations as at March 31 and expense for the three months ended March 31		
Rate of increase in compensation levels, %	4.74	n/a
Medical cost trend rate – assumed, %	n/a	5.60-4.50 [1]
Medical cost trend rate – year reaches ultimate trend rate	n/a	2037
Mortality assumptions [2]		
Life expectancy at 65 for a male member currently at age 65	20.6	20.4
Life expectancy at 65 for a female member currently at age 65	22.8	22.8
Average remaining service period of active employees (years)	9.2	12.3
Average duration of the defined benefit obligations [3] (years)	15.4	18.8

[1] The company assumed a graded medical cost trend rate starting at 5.60 percent in 2018, moving to 4.50 percent by 2037.

[2] Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

[3] Weighted average length of the underlying cash flows.

n/a = not applicable

Of the most significant assumptions, a change in discount rates has the greatest potential impact on the company's pension and other post-retirement benefit plans, with sensitivity to change as follows:

	Change in Assumption	March 31, 2018 Benefit Obligations	For the Three Months Ended March 31, 2018 Expense in Earnings Before Income Taxes
As reported		$ 2,074	$ 21
Discount rate	1.0 percentage point decrease	384	6
	1.0 percentage point increase	(299)	(5)

These sensitivities are hypothetical, should be used with caution and cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

Supporting Information

Description of Defined Benefit Pension Plans
The company sponsors defined benefit pension plans as follows:

	Plan Type	Contributions
United States	• Non-contributory; • guaranteed annual pension payments for life; • benefits generally depend on years of service and compensation level in the final years leading up to age 65;	• Made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and associated Internal Revenue Service regulations and procedures.
Canada	• benefits available starting at age 55 at a reduced rate; and • plans provide for maximum pensionable salary and maximum annual benefit limits.	• Made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Trinidad	• Contributory; • guaranteed annual pension payments for life; • benefits depend on years of service, compensation level in the final years leading up to age 60 and additional voluntary contributions, if any; • benefits available with at least five years of pensionable service at age 50 at a reduced rate; and • plan provides for pensionable salary and maximum annual benefit limits.	• Made to meet or exceed minimum funding requirements based on local statutory requirements; and • any company contributions must meet or exceed any required employee contributions.
Supplemental Plans in US and Canada for Senior Management	• Non-contributory; • unfunded; and • supplementary pension benefits.	• Provided for by charges to earnings sufficient to meet the projected benefit obligations; and • payments to plans are made as plan payments to retirees occur.

PotashCorp and Agrium did not combine their pension and post-retirement benefit plans as a result of the Merger. There have been no significant changes in the agreements or structure of these individual plans. The following discussions incorporate both companies' plans. The company's defined benefit pension plans discussed above are funded with separate funds that are legally separated from the company and administered through an employee benefits or management committee in each country, which is composed of employees of the company. The employee benefits or management committee is required by law to act in the best interests of the plan participants and in the US and Canada is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. In Trinidad, the plan's trustee has these responsibilities and the management committee assists the trustee to administer the plan. The current investment policy for each country's plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practice in each country, as is the nature of the relationship between the company and the trustees and their composition.

The defined benefit pension plans expose the company to broadly similar actuarial risks. The most significant risks as discussed below include: investment risk, interest rate risk, longevity risk and salary risk. These plans are not exposed to any other significant, unusual or specific risks.

Investment Risk
A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, the company employs:

• a total return on investment approach whereby a mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk;

• risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition; and

• a diversified mix of equity and fixed income investments.

For plans in the US and Canada, equity investments are diversified across US and non-US stocks, as well as growth, value and small and large capitalization investments. US equities are also diversified across actively managed and passively invested portfolios. Other assets such as private equity and hedge funds are not used at this time. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The investment strategy in Trinidad is largely dictated by local investment restrictions (maximum of 50 percent in equities and 20 percent in assets originating from outside of Trinidad) and asset availability since the local equity market is small and there is little secondary market activity in debt securities.

Interest Rate Risk
A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan's debt investments.

Longevity Risk
An increase in life expectancy of plan participants will increase the plan's liability.

Salary Risk
An increase in the salary of the plan's participants will increase the plan's liability.

Description of Other Post-Retirement Plans
The company provides health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility

in millions of US dollars except as otherwise noted

for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

- coordination with government-provided medical insurance in each country;
- certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
- for certain plans, maximum lifetime benefits;
- at retirement, the employee's spouse and certain dependent children may be eligible for coverage;
- benefits are self-insured and are administered through third-party providers; and
- generally, retirees contribute towards annual cost of the plans.

The company provides non-contributory life insurance plans for certain US, Canadian and Trinidadian retired employees who meet specific age and service eligibility requirements.

The company's other post-retirement plans expose it to similar risks as discussed above related to the defined benefit plans. These plans are not exposed to any other unusual or specific risks.

There were no significant plan amendments, settlements or curtailments during the three months ended March 31, 2018.

Financial Information

Movements in the pension and other post-retirement benefit assets (liabilities) as at and for the period ended March 31, 2018

	Pension			Other			
	Obligation	Plan Assets	Net	Obligation	Plan assets	Net	Total
Balance – December 31, 2017	$ (1,445)	$ 1,380	$ (65)	$ (386)	$ –	$ (386)	$ (451)
Merger impact [1]	(258)	205	(53)	(89)	–	(89)	(142)
Components of defined benefit expense recognized in earnings							
Current service cost for benefits earned during the three months ended March 31, 2018	(13)	–	(13)	(4)	–	(4)	(17)
Interest (expense) income	(15)	14	(1)	(4)	–	(4)	(5)
Past service cost, including curtailment gains and settlements	2	–	2	–	–	–	2
Foreign exchange rate changes and other	6	(8)	(2)	1	–	1	(1)
	(20)	6	(14)	(7)	–	(7)	(21)
Remeasurements of the net defined benefit liability recognized in other comprehensive income during the three months ended March 31, 2018 [2]							
Actuarial gain arising from:							
Changes in financial assumptions	74	–	74	29	–	29	103
Changes in demographic assumptions	–	–	–	1	–	1	1
Loss on plan assets (excluding amounts included in net interest)	–	(30)	(30)	–	–	–	(30)
	74	(30)	44	30	–	30	74
Cash flows							
Contributions by plan participants	–	–	–	(1)	1	–	–
Employer contributions	–	13	13	–	2	2	15
Benefits paid	25	(25)	–	3	(3)	–	–
	25	(12)	13	2	–	2	15
Balance – March 31, 2018	$ (1,624)	$ 1,549	$ (75)	$ (450)	$ –	$ (450)	$ (525)
Arising from:							
Funded plans	(1,598)			–			(1,598)
Unfunded plans	(26)			(450)			(476)
Balance – March 31, 2018	$ (1,624)			$ (450)			$ (2,074)
Balance comprised of:							
Non-current assets							
Other assets (Note 14)			$ 32			$ –	$ 32
Current liabilities							
Payables and accrued charges (Note 16)			(26)			(12)	$ (38)
Non-current liabilities							
Pension and other post-retirement benefit liabilities			$ (81)			$ (438)	$ (519)

1 The company acquired Agrium's pension and post-retirement benefit liabilities, representing the preliminary fair values at the acquisition date as described in Note 3.

2 Total net of income taxes was $57.

in millions of US dollars except as otherwise noted

Plan Assets

The fair value of plan assets of the company's defined benefit pension plans, by asset category, was as follows as at March 31:

	2018
Cash and cash equivalents	$ 54
Equity securities	858
Debt securities	559
International balanced funds	66
Other	12
Total pension plan assets	$ 1,549

Letters of credit secured certain of the Canadian unfunded defined benefit plan liabilities as at March 31, 2018.

Defined Contribution Plans

Accounting Policy

Defined contribution plan costs are recognized in net earnings for services rendered by employees during the period.

Supporting Information

Total contributions recognized as expense under all defined contribution plans for the three months ended March 31, 2018 was $35 (2017 – $5).

Cash Payments to All Plans

Total cash payments for pensions and other post-retirement benefits for the three months ended March 31, 2018 were $50 (2017 – $8). The company expects to contribute approximately $75 to all pension and post-retirement plans during the remainder of 2018.

Note 27 Share-Based Compensation

The company has share-based compensation plans for eligible employees and directors as part of their remuneration package, including Stock Options, Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Director Deferred Share Units ("DSU"). In addition, in connection with the completion of the Merger, the company assumed the legacy compensation plans and outstanding awards of PotashCorp and Agrium, which include Stock Options, PSUs, RSUs and Stock Appreciation Rights ("SAR"), as well as and the former PotashCorp CEO multi-year incentive plan.

Accounting Policies

The accounting for share-based compensation plans is fair value-based.

The grant date is the date the company and the employee have a shared understanding of the terms and conditions of the arrangement, at which time the company confers on the employee the right to cash equity instruments, provided the specified vesting conditions, if any, are met.

For those awards with performance conditions that determine the number of options or units to which employees will be entitled, measurement of compensation cost is based on the company's best estimate of the outcome of the performance conditions.

For plans settled through the issuance of equity:

- fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model;
- fair value for performance share units is determined on grant date by projecting the outcome of performance conditions;
- compensation expense is recorded over the period the plans vest (corresponding increase to contributed surplus);
- forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual vesting; and
- when exercised, the proceeds and amounts recorded in contributed surplus are recorded in share capital.

Accounting Estimates and Judgments

Judgment involves determining:

- at which date the company and employee agree to a share-based compensation award, and, hence, what the grant date is; and
- the fair value of share-based compensation awards at the grant date.

Estimation involves determining:

- stock option pricing model assumptions described in the weighted average assumptions table below;
- the number of stock option awards expected to be forfeited;
- the projected outcome of performance conditions for PSUs, including the relative ranking of the company's total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and the outcome of the company's synergies relative to the target. Actual results may significantly differ from these estimates; and
- the number of dividend equivalent units expected to be earned.

PSUs vest based on the achievement of performance conditions over a three-year performance cycle. Changes to vesting assumptions may change based on non-market vesting conditions at the end of each reporting period.

RSUs are not subject to performance conditions and vest at the end of the three-year vesting period.

in millions of US dollars except as otherwise noted

Accounting Policies continued

For plans settled in cash:

- a liability is recorded based on the fair value of the awards each period;
- expense accrues from the grant date over the vesting period; and
- fluctuations in fair value of the award and related compensation expense are recognized in the period the fluctuation occurs.

Accounting Estimates and Judgments continued

Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

Supporting Information

During the three months ended March 31, 2018, the company issued stock options under a new stock option plan (the "2018 Stock Option Plan") and PSUs and RSUs under a new PSU/RSU plan (the "2018 PSU/RSU Plan"), in each case to eligible employees. Stock options granted during the three months ended March 31, 2018 are subject to shareholder approval. In connection with the completion of the Merger, the outstanding legacy share-based compensation plans of PotashCorp and Agrium were assumed by, and are now settled in or with reference to shares of, Nutrien on the basis of the exchange ratios described in Note 3.

As at March 31, 2018, the company had the following awards available to be granted under the 2018 Stock Option Plan, the 2018 PSU/RSU Plan and a new director deferred share unit plan:

Plan Features

Form of payment	Eligibility	Granted	Vesting period	Maximum term	Settlement
Stock Options	Officers and eligible employees	Annually	25% per year over four years	10 years	Shares
PSUs	Officers and other eligible employees	Annually	On third anniversary of grant date	N/A	Cash
RSUs	Eligible employees	Annually	On third anniversary of grant date	N/A	Cash
DSUs	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	N/A	In cash on director's departure from Board of Directors

In addition, as at March 31, 2018, the company had the following awards outstanding under one or more assumed legacy plans of PotashCorp and/or Agrium (under which no new awards will be granted):

Plan Features

Form of payment	Eligibility	Granted	Vesting period	Maximum term	Settlement
Stock Options	N/A	N/A	• 25% per year over four years [1] • On third anniversary of grant date [2]	10 years	Shares
PSUs	N/A	N/A	On third anniversary of grant date	N/A	Cash / Shares
RSUs	N/A	N/A	On third anniversary of grant date	N/A	Cash
SARs [3]	N/A	N/A	25% per year over four years	10 years	Cash

[1] Under the assumed legacy Agrium stock option plan.

[2] Under the assumed legacy PotashCorp long term incentive plan and performance option plans.

[3] Under the assumed legacy Agrium SARs plan, effective January 1, 2015, tandem stock appreciation rights (TSARs) were no longer issued to eligible officers and employees. TSARs granted in Canada prior to January 1, 2015 have similar terms and vesting conditions to SARs and also provide the holder with the ability to choose between (a) receiving the price of the company's shares on the date of exercise in excess of the exercise price of the right and (b) receiving common shares by paying the exercise price of the right. The company's past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash. TSARs are included with the SARs disclosure.

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in the three months ended March 31, 2018 was $9.71. The weighted average assumptions for both legacy companies by year of grant that impact the current period results are as follows:

		Year of Grant			
		2018	2017	2016	2015
Assumptions	Based On				
Exercise price per option	Quoted market closing price [1]	$ 44.50	$ 46.47	$ 48.46	$ 51.96
Expected annual dividend yield	Annualized dividend rate [2]	3.58%	2.93%	6.14%	2.69%
Expected volatility	Historical volatility [3]	29%	28%	39%	38%
Risk-free interest rate	Zero-coupon government issues [4]	2.79%	1.95%	1.59%	1.66%
Average expected life of options	Historical experience	7.5 years	6.2 years	7.6 years	6.4 years

[1] Of common shares on the last trading day immediately preceding the date of the grant.

[2] As of the date of grant.

[3] Of the company's stock over a period commensurate with the expected life of the option.

[4] Implied yield available on equivalent remaining term at the time of the grant.

The aggregate grant-date fair value of all stock options granted in the three months ended March 31, 2018 was $18. The average share price during the three months ended March 31, 2018 was $50.08 per share.

As at March 31, 2018, the outstanding number of stock options that vest between three and four years and settle in shares was:

2018	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
1,875,162	1,570,419	2,337,022	1,629,585	1,056,366	656,800	465,040	324,720	322,440	455,400	338,100

STOCK OPTIONS GRANTED Unaudited

($ millions)   ($ per share)



Source: Nutrien

TOTAL SHARES AND STOCK OPTIONS OUTSTANDING

As at March 31 – Unaudited
(millions)



Source: Nutrien

The exercise price is not less than the quoted market closing price of the company's common shares on the last trading day immediately preceding the date of the grant, and an option's maximum term is 10 years. In general, options granted under assumed legacy PotashCorp performance option plans vest, if at all, according to a schedule based on the three-year average excess of the company's consolidated cash flow return on investment over the weighted average cost of capital.

Unaudited in millions of US dollars except as otherwise noted

The following table summarizes information about stock options outstanding as at March 31, 2018:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$37.00 to $41.00	2,337,022	8	$ 39.16	829,740	$ 38.39
$44.00 to $52.00	4,388,308	9	46.86	1,181,834	49.96
$67.00 to $79.00	964,597	5	75.83	964,597	75.83
$80.00 to $110.00	2,784,587	5	91.47	2,784,587	91.47
$129.00 to $131.00	311,080	2	130.27	311,080	130.27
$165.00 to $166.00	245,460	1	165.65	245,460	165.65
	11,031,054	7	$ 64.02	6,317,298	$ 79.14

The foregoing options have expiry dates ranging from May 2018 to February 2028.

PSUs and RSUs

PSUs granted under the 2018 PSU/RSU Plan vest based on total shareholder return over a three-year performance cycle, compared to the average total shareholder return of a peer group of companies over the same period. The value of each such PSU granted is based on the average closing price of the company's common shares on the NYSE during the last month of the three-year cycle. RSUs granted under the 2018 PSU/RSU Plan are not subject to performance conditions and vest at the end of the three-year period.

PSUs granted in 2016 and 2017 under the assumed legacy PotashCorp long term incentive plan were comprised of three tranches, with each tranche vesting based on the achievement of a combination of performance metrics over separate performance periods ranging from one to three years and such PSUs will be settled in shares for grantees who are subject to the company's share ownership guidelines and in cash for all other grantees. PSUs granted in 2016 and 2017 under the assumed Agrium long term incentive plan vest over a three-year performance cycle based on the achievement of performance metrics and such PSUs will be settled in cash. RSUs granted under the assumed Agrium long term incentive plan are not subject to performance conditions, vest at the end of the three-year period, and will be settled in cash.

Other Plans

The company offers a deferred share unit plan to non-employee directors, which allows each to choose to receive, in the form of DSUs, all or a percentage of the director's fees, which would otherwise be payable in cash. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board. Vested units are settled in cash based on the common share price at that time. As at March 31, 2018, the total number of DSUs held by participating directors was 402,341.

The company offered a multi-year incentive plan to the former CEO of PotashCorp for the period July 1, 2014 through December 31, 2015, which provided for an award of DSUs. Dividends on outstanding units result in additional units being issued. The units awarded under the former CEO's multi-year incentive plan were 50 percent vested on July 1, 2017 based on performance criteria (company and individual CEO performance) through December 31, 2015. Vested units are settled in cash when employment is terminated. As at March 31, 2018, the total number of DSUs held by the former CEO was 42,935.

For all plans, share-based awards granted for the three months ended March 31, 2018 and outstanding at March 31, 2018 were:

	For the Three Months Ended March 31,	As of March 31,
	2018	2018
	Granted	Outstanding
Stock Options	1,875,162	11,031,054
PSUs	623,643	2,045,769
RSUs	444,001	969,620
DSUs	15,248	445,276
SARs	–	2,742,288

Unaudited in millions of US dollars except as otherwise noted

Compensation expense by plan for the three months ended March 31:

	2018	2017
Stock Options	$ 3	$ 3
PSUs	15	3
RSUs	4	–
DSUs	(2)	–
SARs	(4)	–
	$ 16	$ 6

Note 28 Related Party Transactions

The company has a number of related parties with the most significant being Canpotex and post-employment benefit plans.

Accounting Policies

A person or entity is considered a related party if it is:

- an associate or joint venture of Nutrien;
- a member of key management personnel (and their families), which are the company's directors and executive;
- a post-employment benefit plan for the benefit of Nutrien employees; or
- a person that has significant influence over Nutrien.

Supporting Information

Sale of Goods

The company sells potash from its Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the period ended March 31, 2018 were $282 (2017 – $198).

The receivable outstanding from Canpotex is shown in Note 11 and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Transactions with Post-Employment Benefit Plans

Disclosures related to the company's post-employment benefit plans are shown in Note 26.

Note 29 Financial Instruments and Related Risk Management

Outlined below are the company's financial instruments, related risk management objectives, policies and exposure, sensitivity and monitoring strategies to financial risks.

Accounting Policies

The company classifies and measures financial assets and liabilities on initial recognition as either amortized cost or fair value. Amortized costs is applied if the objective of the business model for the instrument or group of instruments is to hold the asset to collect the contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest. Fair value is applied for all financial instruments that are not measured at amortized cost.

Accounting Estimates and Judgments

Judgment is required to determine whether the right to offset is legally enforceable.

	FVTPL	FVTOCI	Financial assets and liabilities at amortized cost
Instrument type	Cash and cash equivalents and derivatives	Equity investments not held for trading	Receivables, short-term debt, payables and accrued charges, long-term debt, other long-term debt instruments
Measurement	Fair value	Fair value	Amortized cost [3]
Fair value gains and losses	Profit or loss	OCI [1,2]	–
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment	Profit or loss (assets)	OCI [2]	Profit or loss (assets)
Foreign exchange	Profit or loss	OCI [2]	Profit or loss
Transaction costs	Profit or loss	Included in cost of instrument	Included in cost of instrument

[1] For equity investments not held for trading, the company may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss. The company made this election for its investments in ICL, Sinofert and other. The company's investment in ICL was disposed of on January 24, 2018.

[2] If the company elects to present unrealized and realized fair value gains and losses on equity investments in other comprehensive income, there is no subsequent recycling of fair value gains and losses to profit or loss. The company would recognize dividends from such investments in profit or loss as long as they represent a return on investment.

[3] The company may make an election under certain circumstances to irrevocably designate a financial asset or financial liability as measured at fair value. The company did not make any such elections.

The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. The company derecognizes financial assets when the rights to receive cash flows from the investments have expired or the company has transferred them, and all the risks and rewards of ownership has been substantially transferred.

Financial assets and financial liabilities are recognized as follows:

• initially in the condensed consolidated balance sheets at fair value (normally the transaction price) and adjusted for transaction costs (recognized immediately in net earnings for financial instruments at FVTPL);

• regular way purchases and sales of financial assets are accounted for on the trade date; and

• financial instruments recorded at fair value on an ongoing basis are remeasured at each reporting date and changes in the fair value are recorded in either net earnings or OCI.

Financial assets and financial liabilities are offset and the net amount is presented in the condensed consolidated balance sheets when the company:

• currently has a legally enforceable right to offset the recognized amounts; and

• intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

in millions of US dollars except as otherwise noted

See Note 31 for discussion related to the policies, estimates and judgments for fair value measurements.

Supporting Information

Financial Risks

The company is exposed in varying degrees to a variety of financial risks from its use of financial instruments: credit risk, liquidity risk and market risk. The source of risk exposure and how each is managed are outlined below.

Credit Risk

The company's exposure to credit risk on its cash and cash equivalents, receivables (excluding taxes) and derivative instrument assets is the carrying amount of each instrument on the condensed consolidated balance sheets.

Maximum exposure to credit risk:

	March 31, 2018	December 31, 2017
Cash and cash equivalents	$ 460	$ 116
Receivables	3,078	465
Other current assets – derivatives	18	7
Other non-current assets – derivatives	2	3
	$ 3,558	$ 591

Credit risk is managed through policies applicable to the following assets:

	Acceptable minimum counterparty credit ratings	Exposure thresholds by counterparty	Daily counterparty settlement based on prescribed credit thresholds	Counterparties to contracts are investment-grade quality
Cash and Cash Equivalents	X	X		
Natural Gas Derivatives	X		X	X
Foreign Currency Derivatives	X			

The company's trade accounts receivable include a concentration in retail operations in Australia for advances to the customers to purchase crop inputs and livestock. The company mitigates risk in these receivables by obtaining security over livestock. In the retail operations in Western Canada, the company mitigates credit risk in accounts receivable through an agency agreement with a Canadian financial institution wherein the financial institution provides credit to qualifying customers to assist in financing their crop input purchases. Through the agency agreement, customers have loans directly with the institution while the company has only a limited recourse involvement to the extent of an indemnification of the institution for 50 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

Credit risk on trade receivables for the company's potash, nitrogen, and phosphate and sulfate segments is managed through a credit management program whereby:

- credit approval policies and procedures are in place to guide the granting of credit to new customers as well as its continued extension to existing customers;
- existing customer accounts are reviewed every 12-18 months;
- credit is extended to international customers based upon an evaluation of both customer and country risk
- the credit period on sales is generally 15 and 30 days for fertilizer customers, 30 days for industrial and feed customers and up to 180 days for select export sales customers; and
- credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references are used before assigning credit limits to customers. Those that fail to meet specified benchmark creditworthiness may transact with the company on a prepayment basis or provide another form of credit support that the company approves.

	March 31, 2018	December 31, 2017
Not past due	$ 2,186	$ 325
30 days or less	216	58
31-60 days	77	1
Greater than 60 days	186	12
Gross trade receivables	2,665	396
Less provision for impairment of trade accounts receivable	(19)	(6)
Net trade receivables	$ 2,646	$ 390

Liquidity Risk

Liquidity risk arises from the company's general funding needs and in the management of its assets, liabilities and optimal capital structure. It manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the company has access to a range of funding options. It has established an external borrowing policy with the following objectives:

- maintain an optimal capital structure;
- maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets;
- maintain sufficient short-term credit availability; and
- maintain long-term relationships with a sufficient number of high-quality and diverse lenders.

The following maturity analysis of the company's financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the condensed consolidated balance sheets to the contractual maturity date.

in millions of US dollars except as otherwise noted

	Carrying Amount of liability as at March 31, 2018	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt [1]	$ 2,091	$ 2,091	$ 2,091	$ –	$ –	$ –
Payables and accrued charges [2]	4,476	4,476	4,476	–	–	–
Current portion of long-term debt	524	510	510	–	–	–
Long-term debt	8,091	12,587	342	1,664	1,105	9,476
Foreign currency derivatives	2					
Outflow		17	17	–	–	–
Inflow		(15)	(15)	–	–	–
Natural gas derivatives	124	116	65	37	14	–
	$ 15,308	$ 19,782	$ 7,486	$ 1,701	$ 1,119	$ 9,476

[1] Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates as at March 31, 2018. Disclosures regarding offsetting of certain debt obligations are provided below.

[2] Excludes taxes, accrued interest, customer prepayments and current portions of asset retirement obligations and accrued environmental costs, pension and other post-retirement benefits, and other non-financial liabilities.

Market Risk

Market risks, where financial instrument fair values can fluctuate due to changes in market prices, include foreign exchange risk, interest rate risk and price risk (related to commodity and equity securities).

Foreign Exchange Risk

To manage foreign exchange risk (primarily related to Canadian operating and capital expenditures, certain subsidiaries denominated in currencies other than the functional currency of an operation, taxes and dividends), the company may enter into foreign currency derivatives. Treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and capital expenditures. The risk management policy relating to certain subsidiaries denominated in currencies other than the function currency of an operation is to offset substantially all of the earnings impact from the translation of the underlying financial instruments that could occur from a reasonably possible strengthening or weakening of the US dollar. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes.

The company has certain investments listed on foreign stock exchanges and denominated in currencies other than the US dollar for which it is exposed to foreign exchange risk. These investments are held for long-term strategic purposes.

Exposure to reasonably possible changes in relevant foreign currencies on the company's financial instruments and the pre-tax effects on net earnings and OCI include the following:

		Foreign Exchange Risk			
		5% decrease in US$		5% increase in US$	
March 31, 2018	Carrying amount of Asset (Liability)	Net Earnings	OCI	Net Earnings	OCI
FVTOCI					
Sinofert (Hong Kong dollars)	$ 197	$ –	$ 10	$ –	$ (10)
Payables (CDN)	(39)	(2)	–	2	–
Foreign currency derivatives	–	1	–	(1)	–
2017					
FVTOCI					
ICL (New Israeli shekels) [1]	$ 708	$ –	$ 35	$ –	$ (35)
Sinofert (Hong Kong dollars)	258	–	13	–	(13)
Payables (CDN)	(75)	(4)	–	4	–
Foreign currency derivatives	1	2	–	(2)	–

[1] Sold on January 24, 2018 (Note 19).

Refer to Note17 for details of forward and option contracts the company enters into.

Interest Rate Risk

Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments.

Interest rate risk on debt is addressed by:

- using a portfolio of fixed and floating rate instruments;
- aligning current and long-term assets with demand and fixed-term debt;
- monitoring the effects of market changes in interest rates; and
- using interest rate swaps, if desired.

Related to interest rate risk on investments in marketable securities, the company's primary objectives are to:

- ensure the security of principal amounts invested;
- provide for an adequate degree of liquidity; and
- achieve a satisfactory return.

Treasury risk management policies specify investment parameters including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.

The company had no significant exposure to interest rate risk on its financial instruments as at March 31, 2018 and December 31, 2017.

Price Risk

Commodity price risk exists on the company's natural gas derivative instruments. Its natural gas strategy is to diversify its forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia. Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis.

Price risk also exists for exchange-traded equity securities measured at FVTOCI.

Unaudited in millions of US dollars except as otherwise noted

Exposure to reasonably possible changes in price for a relevant commodity or security and the pre-tax effects on net earnings and OCI include the following:

		Price Risk			
		Effect of 10% decrease in prices		Effect of 10% increase in prices	
March 31, 2018	Carrying Amount of Asset (Liability)	Net Earnings	OCI	Net Earnings	OCI
Investments at FVTOCI					
Sinofert	$ 197	$ –	$ (20)	$ –	$ 20
Natural gas derivatives	(108)	–	(12)	1	11
December 31, 2017					
Investments at FVTOCI					
ICL [1]	$ 708	$ –	$ (71)	$ –	$ 71
Sinofert	258	–	(26)	–	26
Natural gas derivatives	(55)	–	(7)	–	7

1 Sold on January 24, 2018 (Note 19).

The sensitivity analyses included in the tables above should be used with caution as the changes are hypothetical and not predictive of future performance. The sensitivities are calculated with reference to period-end balances and will change due to fluctuations in the balances throughout the year. In addition, for the purpose of the sensitivity analyses, the effect of a variation in a particular assumption on the fair value of the financial instrument was calculated independently of any change in another assumption. Actual changes in one factor may contribute to changes in another factor, which may magnify or counteract the effect on the fair value of the financial instrument.

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm's-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the company's finance department.

Financial instruments included in the condensed consolidated balance sheets are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature).
Equity securities	Closing bid price of the common shares (Level 1) as at the balance sheet date.
Debt securities	Closing bid price of the debt (Level 2) as at the balance sheet date.
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date.
Foreign exchange forward contracts, swaps and options	A discounted cash flow model. [1]
Natural gas swaps not traded in an active market	A discounted cash flow model. [1]
Natural gas swaps traded in an active market	Market comparison. [2]

1 Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company's own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

2 Inputs include current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature).
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt).
Other long-term debt instruments	Carrying amount.

in millions of US dollars except as otherwise noted

The following table presents the company's fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis:

		Fair Value Measurements at Reporting Dates Using:	
March 31, 2018	Carrying Amount of Asset (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1]
Financial instruments measured at fair value on a recurring basis			
Derivative instrument assets			
Natural gas derivatives	$ 16	$ –	$ 16
Foreign currency derivatives	4	–	4
Other current financial assets - marketable securities [2]	115	18	97
Investments at FVTOCI [3]	202	202	–
Derivative instrument liabilities			
Natural gas derivatives	(124)	–	(124)
Foreign currency derivatives	(6)	–	(6)
Financial instruments measured at amortized cost			
Cash and cash equivalents	$ 460	$ –	$ 460
Current portion of long-term debt			
Senior notes and debentures [4]	(514)	–	(514)
Fixed and floating rate debt	(10)	–	(10)
Long-term debt			
Senior notes and debentures [4]	(8,072)	–	(8,101)
Fixed and floating rate debt	(19)	–	(19)
December 31, 2017			
Derivative instrument assets			
Natural gas derivatives	$ 9	$ –	$ 9
Investments at FVTOCI [3]	970	970	–
Derivative instrument liabilities			
Natural gas derivatives	(64)	–	(64)
Long-term debt			
Senior notes [4]	(3,707)	–	(4,045)

[1] During the period ended March 31, 2018, there were no transfers between Level 1 and Level 2. The company's policy is to recognize transfers at the end of the reporting period.

[2] Marketable securities consist of equity and fixed income securities. The company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

[3] Investments at FVTOCI are comprised of shares in ICL, Sinofert and other. ICL was sold on January 24, 2018 (Note 19).

[4] Carrying amount of liability includes net unamortized debt issue costs.

				Amounts Not Offset		
Financial assets (liabilities)	Gross	Offset	Net Amounts Presented	Included in Gross	Related To Cash Margin (Held) Deposits Placed	Net Amounts Presented Less Amounts Not Offset
March 31, 2018						
Derivative instrument assets						
Natural gas derivatives	$ 70	$ (54)	$ 16	$ –	$ – [1]	$ 16
Derivative instrument liabilities						
Natural gas derivatives	(182)	58	(124)	(26)	32 [2]	(118)
Other long-term debt instruments [3]	(150)	150	–	–	–	–
	$ (262)	$ 154	$ (108)	$ (26)	$ 32	$ (102)
December 31, 2017						
Derivative instrument assets						
Natural gas derivatives	$ 11	$ (2)	$ 9	$ –	$ (1) [1]	$ 8
Derivative instrument liabilities						
Natural gas derivatives	(74)	10	(64)	(27)	38 [2]	(53)
Other long-term debt instruments [3]	(150)	150	–	–	–	–
	$ (213)	$ 158	$ (55)	$ (27)	$ 37	$ (45)

[1] Cash margin deposits held related to legally enforceable master netting arrangements for natural gas derivatives.

[2] Cash margin deposits placed with counterparties related to legally enforceable master netting arrangements for natural gas derivatives.

[3] Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment or other debt in excess of $25. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with these covenants as at March 31, 2018.

Note 30   Contingencies and Other Matters

Contingent liabilities, which are not recognized in the interim financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside the control of the company, or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Policies

Generally, a contingent liability arises from past events and is:

- a possible obligation whose existence will be confirmed only by one or more uncertain future events or non-events outside the control of the company; or

- a present obligation not recognized because it is not probable an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Where the company is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. Contingent assets are not recognized in the financial statements and are only disclosed where an inflow of economic benefits is probable.

Accounting Estimates and Judgments

The following judgments are required to determine the company's exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

- prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);

- determination of whether recognition or disclosure in the consolidated financial statements is required; and

- estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and therefore these estimates could have a material impact on the company's consolidated financial statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to each shareholder's productive capacity. Through March 31, 2018, there were no such operating losses or other liabilities.

Mining Risk

The risk of underground water inflows, as with most other underground risks, is currently not insured.

Legal and Other Matters

The company is engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites, and anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 18.

Environmental Remediation

The company has established provisions for environmental site assessment and/or remediation matters to the extent that expenses associated with those matters are considered likely to be incurred by the company. Except for the uncertainties described below, the company does not believe that its future obligations with respect to these matters are reasonably likely to have a material adverse effect on its consolidated financial statements.

- The US Environmental Protection Agency ("USEPA") has identified PCS Nitrogen as a potentially responsible party at the Planters Property or Columbia Nitrogen site in Charleston, South Carolina (the "Charleston Site"). Litigation and administrative proceedings are ongoing to establish the amount of costs and cleanup work for which PCS Nitrogen will ultimately be responsible. The ultimate amount of liability for PCS Nitrogen cannot be determined with certainty at this time and may not be fully reflected in the provision for the Charleston Site.

Other legal matters with significant uncertainties include the following:

- The United States Environmental Protection Agency ("USEPA") has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act ("RCRA"). This initiative affects the Conda phosphate plant owned by Nu-West Industries, Inc. ("Nu-West"), a wholly owned subsidiary of Agrium, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. All four of these facilities received USEPA notices of violation ("NOVs") that remain outstanding for alleged violations of RCRA and various other environmental laws. Notwithstanding the sale of the Conda phosphate plant in January of 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. All of the facilities have been and continue to be involved in ongoing discussions with the USEPA, the US Department of Justice ("DOJ") and the related state agencies to resolve these matters. Due to the nature of the allegations, Nutrien is uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry, Nutrien expects that a resolution could involve any or all of the following: (1) penalties, which Nutrien currently believes will not be material; (2) modification of certain operating practices; (3) capital improvement projects; (4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and, (5) addressing findings resulting from RCRA section 3013 site investigations undertaken voluntarily in response to the NOVs.

- In August 2015, the USEPA finalized amendments to the hazardous air pollutant emission standards for phosphoric acid manufacturing and phosphate fertilizer production ("Final Rule"). Required emissions testing at the company's Aurora facility in 2016 indicated alleged exceedances of the mercury emission limits that were established by the Final Rule. The company has communicated with the relevant agencies about this issue and petitioned the USEPA to reconsider the mercury emission limits. The facility also entered into an agreed order with the North Carolina Department of

Environmental Quality in November 2016 to resolve the alleged mercury exceedances and provide a plan and schedule for evaluating alternative compliance strategies. Given the pending legal issues and the company's evaluation of alternative compliance strategies, the resulting cost of compliance with the various provisions of the Final Rule cannot be predicted with reasonable certainty at this time.

- The countries where the company operates are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution ("INDC") toward the control of greenhouse gas emissions. The impacts on the company's operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the company's belief that the ultimate resolution of such actions is not reasonably likely to

have a material adverse effect on its consolidated financial statements.

The breadth of the company's operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes it will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the company's tax assets and tax liabilities.

The company owns facilities that have been either permanently or indefinitely shut down. It expects to incur nominal annual expenditures for site security and other maintenance costs at certain of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on the company's consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Note 31   Accounting Policies, Estimates and Judgments

Accounting Policies, Estimates and Judgments

The following table discusses the accounting policies, estimates, judgments and assumptions in addition to those disclosed elsewhere in these interim financial statements, that the company has adopted and made and how they affect the amounts reported in the interim financial statements.

Topic	Accounting Policies	Accounting Estimates and Judgments [1]
Principles of Consolidation	These interim financial statements include the accounts of the company and entities controlled by it (its subsidiaries). Control is achieved by having each of: • power over the investee via existing rights that give the company the current ability to direct the relevant activities of the investee; • exposure, or rights, to variable returns from involvement with the investee; and • the ability for the company to use its power over the investee to affect the amount of the company's returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the company. They are deconsolidated from the date that control ceases.	Judgment involves: • assessing control, including if the company has the power to direct the relevant activities of the investee; and • determining the relevant activities and which party controls them.

Topic	Accounting Policies			Accounting Estimates and Judgments [1]
Principles of Consolidation continued	Principal (wholly owned) Operating Subsidiaries:	Location	Principal Activity	Consideration is given to:
	• Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients	• voting rights;
	• Agrium Potash Ltd.	Canada	Manufacturer and distributor of crop nutrients	• the relative size and dispersion of the voting rights held by other shareholders;
	• Agrium U.S. Inc.	United States	Manufacturer and distributor of crop nutrients	• the extent of participation by those shareholders in appointing key management personnel or board members;
	• Agroservices Pampeanos S.A.	Argentina	Crop input retailer	
	• Cominco Fertilizer Partnership	United States	Manufacturer and distributor of crop nutrients	
	• Crop Production Services, Inc.	United States	Crop input retailer	• the right to direct the investee to enter into transactions for the company's benefit; and
	• Crop Production Services (Canada) Inc.	Canada	Crop input retailer	
	• Landmark Operations Ltd.	Australia	Crop input retailer	• the exposure, or rights, to variability of returns from the company's involvement with the investee.
	• Loveland Products Inc.	United States	Crop input developer and retailer	
	• PCS Cassidy Lake Company	Canada	Brine pumping operations for the company's New Brunswick operation	
	• PCS Sales (Canada) Inc.	Canada	Marketing and sales of the company's products	
	• PCS Sales (USA), Inc.	United States	Marketing and sales of the company's products	
	• PCS Phosphate Company, Inc. – PCS Purified Phosphates	United States	Mining and/or processing of phosphate products in the states of North Carolina, Illinois, Missouri and Nebraska	
	• PCS Nitrogen Fertilizer, L.P.	United States	Production of nitrogen products in the states of Georgia and Louisiana, and of phosphate products in the state of Louisiana	
	• PCS Nitrogen Ohio, L.P.	United States	Production of nitrogen products in the state of Ohio	
	• PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad	
	• White Springs Agricultural Chemicals, Inc. ("White Springs")	United States	Mining and processing of phosphate products in the state of Florida	
	Intercompany balances and transactions are eliminated on consolidation.			
Long-Lived Asset Impairment	At the end of each reporting period, the company reviews conditions potentially impacting the carrying amounts of both its long-lived assets to be held and used and its identifiable intangible assets with finite lives to determine whether there is any indication that they have suffered an impairment loss. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (as at September 30).			Judgment involves: • identifying the appropriate asset or CGU; • determining the appropriate discount rate for assessing value in use; and
	For assessing impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).			• making assumptions about future sales, margins and market conditions over the long-term life of the assets or CGUs.
	Where impairment indicators exist for the asset or CGU: • the recoverable amount is estimated (the recoverable amount is the higher of fair value less costs to sell and value in use); • to assess value in use, the estimated future cash flows are discounted to their present value (using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which the estimates of future cash flows have not been adjusted); • the impairment loss is the amount by which the carrying amount exceeds its recoverable amount; and • the impairment loss is allocated first to reduce the carrying amount of any related goodwill and then pro rata to each asset in the unit (on the basis of the carrying amount).			The company cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect reported asset amounts. It is reasonably possible that the amounts reported for asset impairments could be different if different assumptions were used or if market and other conditions change. The changes could result in non-cash charges that could materially affect the company's interim financial statements.
	Non-financial assets, other than goodwill, that previously suffered an impairment loss are reviewed at each reporting date for possible reversal of the impairment.			

Topic	Accounting Policies			Accounting Estimates and Judgments [1]
Fair Value Measurements	Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance:			Fair value estimates: • are at a point-in-time and may change in subsequent reporting periods due to market conditions or other factors; • can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and • may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables. Determination of the level hierarchy is based on the company's assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.
	Level 1	**Level 2**	**Level 3**	
	Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities).	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability).	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.	
Restructuring Charges	Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring costs. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when: • a detailed formal plan for restructuring has been demonstrably committed to; • withdrawal is without realistic possibility; and • a reliable estimate can be made.			Restructuring activities are complex, can take several months to complete and usually involve reassessing estimates throughout the process. Details of accrued restructuring charges can be found in Note 18.
Foreign Currency Transactions	Items included in the interim financial statements of the company and each of its subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates ("the functional currency"). Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the condensed consolidated statements of (loss) earnings within other expenses, as applicable, in the period in which they arise. Translation differences from non-monetary assets and liabilities carried at fair value are recognized as part of changes in fair value. Translation differences on non-monetary financial assets such as investments in equity securities classified as FVTOCI are included in OCI. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date that the transaction occurred is available and it is apparent that such rate is a more suitable measurement.			The interim financial statements are presented in United States dollars ("US dollars"), which was determined to be the functional currency of the company and the majority of its subsidiaries.

[1] Certain of the company's policies involve accounting estimates and judgments because they require the company to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Standards, Amendments and Interpretations Effective and Applied

The International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRIC") have issued the following standards and amendments or interpretations to existing standards that were effective and applied by the company.

Standard	Description	Impact
IFRS 15, Revenue from Contracts With Customers	Issued to provide guidance on the recognition of revenue from contracts with customers, including multiple-element arrangements and transactions not previously addressed comprehensively, and enhance disclosures about revenue.	Adopted using the modified retrospective method effective January 1, 2018, with required disclosures included in Note 4. No cumulative adjustment is required to the opening balance of retained earnings.
		The company elected to use the practical expedient related to the adjustment of the promised consideration for the effects of a significant financing component as the expected period between when control over a promised good or service and when the customer pays for that good or service is less than 12 months.
		The company's sells certain retail products to end customers with a right of return. Therefore, a refund liability and a right to the returned goods (included in inventory) are now recognized for the products expected to be returned.
IFRS 9, Financial Instruments	Issued to replace IAS 39, providing guidance on the classification, measurement and disclosure of financial instruments and introducing a new hedge accounting model.	On adoption of IFRS 9, in accordance with its transitional provisions, the company has not restated prior periods but has reclassified the financial assets held at January 1, 2018, retrospectively, based on the new classification requirements and the characteristics of each financial instrument as the transition date. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The company did not choose the option of designating any financial liabilities at fair value through profit or loss as such, the adoption of IFRS 9 did not impact the company's accounting policies for financial liabilities.

As a result of the adoption of IFRS 9, there was no change in the classification of the derivative instruments. The company adopted the new general hedge accounting model in IFRS 9. This requires the company to ensure that the hedge accounting relationships are aligned with its risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. The company also reclassified realized cash flow hedges as a basis adjustment to finished goods inventory, recorded directly through accumulated other comprehensive income (net of income taxes).

Change in classification as a result of IFRS 9

Financial instrument	Category under IAS 39	Category under IFRS 9
Financial assets		
Cash and cash equivalents	Loans and receivables	Amortized cost
Receivables	Loans and receivables	Amortized cost
Prepaid expenses and other current assets – derivatives	FVTPL	FVTPL
Prepaid expenses and other current assets – derivatives designated as hedges	FV – hedging instrument	FV – hedging instrument
Prepaid expenses and other current assets – marketable securities	FVTPL	FVTPL
Investments – equity securities	Available-for-sale	FVTOCI
Investments – equity securities	FVTPL	FVTPL
Other assets – derivatives	FVTPL	FVTPL
Other assets – derivatives designated as hedges	FV – hedging instrument	FV – hedging instrument
Financial liabilities		
Short-term and long-term debt	Amortized cost	Amortized cost
Payables and accrued charges	Amortized cost	Amortized cost
Payables and accrued charges – derivatives	FVTPL	FVTPL
Payables and accrued charges – derivatives designated as hedges	FVTPL	FVTPL
Other non-current liabilities – derivatives	FVTPL	FVTPL
Other non-current liabilities – derivatives designated as hedges	FV – hedging instrument	FV – hedging instrument

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss ("ECL") model. This applies to financial assets measured at amortized cost. Under IFRS 9, credit losses are recognized earlier than under IAS 39. This change did not have a material impact to the company's receivables.

Amendments to IFRS 2, Share-Based Payment	Issued to provide clarification on the classification and measurement of share-based transactions. Specifically, accounting for cash-settled share-based transactions, share-based payment transactions with a net settlement feature and modifications of share-based payment transactions that change classification from cash-settled to equity-settled.	Adopted retrospectively effective January 1, 2018, with no material change to these interim financial statements.
IFRIC 22, Foreign Currency Transactions and Advance Consideration	Issued to provide clarification on the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency.	Adopted prospectively effective January 1, 2018, with no material change to these interim financial statements.

Unaudited in millions of US dollars except as otherwise noted

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards and amendments or interpretations to existing standards that were not yet effective and not applied as at March 31, 2018. The company does not anticipate early adoption of these standards at this time.

Standard	Description	Expected Impact	Effective Date [1]
IFRS 16, Leases	Issued to supersede IAS 17, IFRIC 4, SIC-15 and SIC-27, providing the principles for the recognition, measurement, presentation and disclosure of leases. Lessees would be required to recognize assets and liabilities for the rights and obligations created by leases. Lessors would continue to classify leases using a similar approach to that of the superseded standards but with enhanced disclosure to improve information about a lessor's risk exposure, particularly to residual value risk.	The company has completed a preliminary lease inventory and review of existing lease agreements and consideration has been given to other agreements that could contain leases. Current evaluations of transition and implementation impacts are ongoing and it is expected that adoption will result in a material increase in assets and liabilities and will result in material reclassifications of interest and depreciation expense within the condensed consolidated statement of (loss) earnings. However, a precise estimate of the impact cannot be made at this time. Once further phases of the review are complete, a quantitative estimate of the impact on the consolidated financial statements will be made. The company expects to (a) adopt the standard using the modified retrospective approach; (b) to apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items; and (c) to grandfather the assessment of which transactions are leases in transition.	January 1, 2019, applied retrospectively with certain practical expedients available.
IFRIC 23, Uncertainty Over Income Tax Treatments	Issued to provide guidance on recognition and measurement of uncertain income tax treatments.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively with certain practical expedients available.
Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures	Issued to clarify that IFRS 9, including its impairment requirements, applies to long-term interests in associates and joint ventures that form part of an entity's net investment in these investees.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively.
Amendments to IAS 19, Employee Benefits	Issued to require the use of updated assumptions when determining current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement. Also required is any reduction in surplus, even amounts not previously recognized due to an asset ceiling limitation, to be recognized in profit or loss as part of past service cost or a gain or loss on settlement.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.
IFRS 17, Insurance Contracts	Issued to replace IFRS 4, providing guidance for the recognition, measurement, presentation and disclosure of insurance contracts giving consideration to: substantive rights and obligations arising from a contract, law or regulation; enforceable rights and obligations in a contract; and whether contracts are written, oral or implied by customary business practices.	Although the company does not underwrite insurance contracts, all significant contracts will be reviewed under the scope of the standard to determine the potential impact, if any.	January 1, 2021, applied retrospectively with certain practical expedients available.

[1] Effective date for annual periods beginning on or after the stated date.

in millions of US dollars except as otherwise noted

Note 32 Comparative Figures

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien's new method of presentation and as a result of discontinued operations described in Note 19, comparative figures were reclassified as follows, with no impact to net (loss) earnings.

Condensed Consolidated Statement of (Loss) Earnings

	Previously Reported at March 31, 2017	Reclassification Amounts	Reported after Reclassifications
Cost of goods sold	$ (711)	$ 5	$ (706)
Other expenses	(10)	(5)	(15)
	$ (721)	$ –	$ (721)
Selling and administrative expenses	$ (50)	$ 50	$ –
Selling expenses	–	(9)	(9)
General and administrative expenses	–	(41)	(41)
	$ (50)	$ –	$ (50)
Earnings of equity-accounted investees	$ 39	$ (39) [1]	$ –
Provincial, mining and other taxes	(34)	1	(33)
Dividend income	8	(8) [1]	–
Income taxes	(13)	3 [1]	(10)
Net earnings from discontinued operations	–	43 [1]	43
	$ –	–	$ –

[1] Reclassified as a result of discontinued operations described in Note 19.

Condensed Consolidated Statement of Comprehensive Income

	Previously Reported at March 31, 2017	Reclassification Amounts	Reported after Reclassifications
Other	$ 3	$ (3)	$ –
Comprehensive income of equity-accounted investees	–	3	3
	$ 3	$ –	$ 3

Condensed Consolidated Statement of Cash Flows

	Previously Reported at March 31, 2017	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$ 15	$ (15)	$ –
Other long-term liabilities and deferred credits	4	15	19
	$ 19	$ –	$ 19

Condensed Consolidated Statement of Shareholders' Equity

	Previously Reported at December 31, 2017	Reclassification Amounts	Reported after Reclassifications
Other	$ (5)	$ 5	$ –
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(3)	(3)
	$ (5)	$ –	$ (5)

	Previously Reported at March 31, 2017	Reclassification Amounts	Reported after Reclassifications
Other	$ (5)	$ 5	$ –
Translation loss of net foreign operations	–	(1)	(1)
Comprehensive loss of equity-accounted investees	–	(4)	(4)
	$ (5)	$ –	$ (5)

Unaudited in millions of US dollars except as otherwise noted

Condensed Consolidated Statement of Shareholders' Equity (continued)

	Previously Reported at December 31, 2016	Reclassification Amounts	Reported after Reclassifications
Other	$ (8)	$ 8	$ –
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(6)	(6)
	$ (8)	$ –	$ (8)

Condensed Consolidated Balance Sheet

	Previously Reported at December 31, 2017	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$ 166	$ (166)	$ –
Goodwill	–	97	97
Other intangible assets	–	69	69
	$ 166	$ –	$ 166
Investments in equity-accounted investees	$ 30	$ (30)	$ –
Available-for-sale investments	262	(262)	–
Investments	–	292	292
	$ 292	$ –	$ 292
Short-term debt and current portion of long-term debt	$ 730	$ (730)	$ –
Short-term debt	–	730	730
	$ 730	$ –	$ 730
Payables and accrued charges	$ 807	$ 29	$ 836
Current portion of derivative instrument liabilities	29	(29)	–
	$ 836	$ –	$ 836
Other non-current liabilities	$ 51	$ 35	$ 86
Derivative instrument liabilities	35	(35)	–
	$ 86	$ –	$ 86

Appendix

Abbreviated Company Names and Sources

Name	Source
Agrium	Agrium Inc., Canada
APC	Arab Potash Company (Amman: ARPT), Jordan
Belaruskali	PA Belaruskali, Belarus
Canpotex	Canpotex Limited, Canada
CF Industries	CF Industries Holdings, Inc. (NYSE: CF), USA
CHS	CHS Inc.
CRU	CRU International Limited, UK
CVR	CVR Partners, L.P., USA
Fertecon	Fertecon Limited, UK
GROWMARK	GROWMARK, Inc.
Helena Chemical	Helena Agri-Enterprises, LLC
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
Innophos	Innophos Holdings, Inc. (NASDAQ: IPHS), USA
Intrepid	Intrepid Potash, Inc. (NYSE: IPI), USA
K+S	K+S Group (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA
LSB	LSB Industries, Inc. (NYSE:LXU), USA
Moody's	Moody's Corporation (NYSE: MCO), USA
MOPCO	Misr Fertilizers Production Company S.A.E.

Name	Source
Mosaic	The Mosaic Company (NYSE: MOS), USA
Nutrien	Nutrien Ltd. (TSX and NYSE: NTR), Canada
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
OCI	OCI N.V., (NYSE Euronext: OCI), The Netherlands
Pinnacle Agriculture Holdings	Pinnacle Agriculture Distribution, Inc.
PotashCorp	Potash Corporation of Saskatchewan Inc.
Profertil	Profertil S.A.
Simplot Grower Solutions	J.R. Simplot Company
Sinofert	Sinofert Holdings Limited (HKSE: 0297.HK), China
SQM	Sociedad Química y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
S&P	Standard & Poor's Financial Services LLC, USA
TSX	Toronto Stock Exchange, Canada
USDA	United States Department of Agriculture
Uralkali	JSC Uralkali (LSE and RTS: URKA), Russia
Wilbur-Ellis	Wilbur-Ellis Holdings, Inc.
Yara	Yara International ASA (Oslo: YAR), Norway

Terms and Measures

Scientific Terms

Nitrogen	NH_3	ammonia (anhydrous), 82.2% N
	HNO_3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	MGA	merchant grade acid, 54% P_2O_5 (liquid)
	DAP	diammonium phosphate, 46% P_2O_5 (solid)
	MAP	monoammonium phosphate, 52% P_2O_5 (solid)
	SPA	superphosphoric acid, 70% P_2O_5 (liquid)
	Monocal	monocalcium phosphate, 48.1% P_2O_5 (solid)
	Dical	dicalcium phosphate, 42.4% P_2O_5 (solid)
	DFP	defluorinated phosphate, 41.2% P_2O_5 (solid)
	Purified Phosphoric Acid	food and technical grade acid 75% & 85% H3PO4 (liquid)
	DFMGA	defluorinated MGA 54% P2O5 (liquid)
	LOMAG	low magnesium super phosphoric Acid 70% P2O5 (liquid)
	POLY11	ammonium poly phosphate solution (11-37-0 liquid)
	AS	ammonium sulfate (solid)
Potash	KCl	potassium chloride, 60-63.2% K_2O (solid)

Product Measures

K_2O tonne	Measures the potassium content of products having different chemical analyses
N tonne	Measures the nitrogen content of products having different chemical analyses
P_2O_5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

Currency Abbreviations

CDN	Canadian dollar
USD	United States dollar

Exchange Rates

	CDN per USD at March 31, 2018 – 1.2894

General Terms

Canpotex	An export company owned by all Saskatchewan producers of potash (Nutrien and Mosaic)
Consumption vs demand	Product applied vs product purchased
Greenfield capacity	New operation built on undeveloped site
Latin America	South America, Central America, Caribbean and Mexico
MMBtu	Million British thermal units
MMT	Million metric tonnes
NAFTA	North American Free Trade Agreement
Nameplate capacity	Estimated theoretical capacity based on design specifications or Canpotex entitlements – does not necessarily represent operational capability
North America	The North American market includes Canada and the US
Offshore	Offshore markets include all markets except Canada and the US
Operational capability	Estimated annual achievable production level